UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number 001-15283

   

Dine Brands Global, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**95-3038279**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
10 West Walnut Street, 5th Floor, Pasadena, California 91103	**(818) 240-6055**
(Address of principal executive offices)	(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	DIN	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☒   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

The aggregate market value of the voting and non-voting common equity held by non-affiliates as of June 30, 2023 was $0.9 billion.

As of February 22, 2024, the Registrant had 15,252,945 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the Annual Meeting of Stockholders to be held on Tuesday, May 14, 2024 are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Except as expressly incorporated by reference, the registrant's Proxy Statement shall not be deemed to be part of this report.

DINE BRANDS GLOBAL, INC. AND SUBSIDIARIES
Annual Report on Form 10-K
For the Fiscal Year Ended December 31, 2023
Table of Contents

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this Annual Report on Form 10-K may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results to be materially different from those expressed or implied in such statements. You can identify these forward-looking statements by words such as "may," "will," "would," "should," "could," "expect," "anticipate," "believe," "estimate," "intend," "plan," "goal" and other similar expressions. You should consider our forward-looking statements in light of the risks discussed under the heading "Risk Factors," as well as our consolidated financial statements, related notes, and the other financial information appearing elsewhere in this report and our other filings with the United States Securities and Exchange Commission. The forward-looking statements contained in this report are made as of the date hereof and Dine Brands Global, Inc. does not intend to, nor does it assume any obligation to, update or supplement any forward-looking statements after the date of this report to reflect actual results or future events or circumstances.

These statements involve known and unknown risks, uncertainties, and other factors, which may cause actual results to be materially different from those expressed or implied in such statements. These factors include, but are not limited to: general economic conditions, including the impact of inflation, particularly as it may impact our franchisees directly; our level of indebtedness; compliance with the terms of our securitized debt; our ability to refinance our current indebtedness or obtain additional financing; our dependence on information technology; potential cyber incidents; the implementation of restaurant development plans; our dependence on our franchisees; the concentration of our Applebee's franchised restaurants in a limited number of franchisees; the financial health of our franchisees, including any insolvency or bankruptcy; credit risks from our IHOP franchisees operating under our previous IHOP business model in which we built and equipped IHOP restaurants and then franchised them to franchisees; insufficient insurance coverage to cover potential risks associated with the ownership and operation of restaurants; our franchisees' and other licensees' compliance with our quality standards and trademark usage; general risks associated with the restaurant industry; potential harm to our brands' reputation; risks of food-borne illness or food tampering; possible future impairment charges; trading volatility and fluctuations in the price of our stock; our ability to achieve the financial guidance we provide to investors; successful implementation of our business strategy; the availability of suitable locations for new restaurants; shortages or interruptions in the supply or delivery of products from third parties or availability of utilities; the management and forecasting of appropriate inventory levels; development and implementation of innovative marketing and use of social media; changing health or dietary preference of consumers; risks associated with doing business in international markets; the results of litigation and other legal proceedings; third-party claims with respect to intellectual property assets; delivery initiatives and use of third-party delivery vendors; our allocation of human capital and our ability to attract and retain management and other key employees; compliance with federal, state and local governmental regulations; risks associated with our self-insurance; natural disasters, pandemics, epidemics, or other serious incidents; our success with development initiatives outside of our core business; the adequacy of our internal controls over financial reporting and future changes in accounting standards; and other factors discussed from time to time in the "Risk Factors" section of this Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and in the Corporation's other filings with the Securities and Exchange Commission, many of which are beyond our control.

Fiscal Year-End

We have a 52/53 week fiscal year ending on the Sunday nearest to December 31 of each year. For convenience, in this Annual Report on Form 10-K, we refer to all fiscal years as ending on December 31 and all interim fiscal quarters as ending on March 31, June 30 and September 30 of the respective fiscal year. There were 52 calendar weeks in our 2023, 2022 and 2021 fiscal years that ended December 31, 2023, January 1, 2023, and January 2, 2022, respectively.

Item 1. Business

Dine Brands Global, Inc.®, together with its subsidiaries (referred to as the "Company," "Dine Brands Global," "we," "our" and "us"), owns and franchises the Applebee's Neighborhood Grill + Bar® ("Applebee's") concept in the American full-serve restaurant segment within the casual dining category of the restaurant industry, the International House of Pancakes® ("IHOP") concept in the midscale full-service restaurant segment within the family dining category of the restaurant industry, and the Fuzzy's Taco Shop® ("Fuzzy's") concept in the Mexican limited-service restaurant segment within the fast-casual dining category of the restaurant industry acquired in December 2022. References herein to Applebee's®, IHOP® and Fuzzy's® restaurants are to these three restaurant concepts, whether operated by franchisees, area licensees and their sub-licensees or by us. As of December 31, 2023, all of our 3,588 restaurants, except for one, were franchised. We believe this highly franchised business model requires less capital investment and general and administrative overhead, generates higher gross profit margins and reduces the volatility of adjusted free cash flow performance, as compared to a business model based on owning a significant number of company-operated restaurants.

We generated revenue during the year ended December 31, 2023 from four reporting segments, comprised as follows:

- Franchise operations - consist of Applebee's, IHOP and Fuzzy's. Royalties, advertising fees and other income from 1,642 Applebee's franchised restaurants, 1,814 IHOP franchised and area licensed restaurants, and 131 Fuzzy's franchised restaurants;

- Rental operations - primarily rental income derived from lease or sublease agreements covering 571 IHOP franchised restaurants and two Applebee's franchised restaurants;

- Financing operations - primarily interest income from approximately $20 million of receivables for equipment leases and franchise fee notes generally associated with IHOP franchised restaurants developed before 2003 and approximately $14 million of notes receivable from franchisees; and

- Company restaurant operations - primarily retail sales from three Fuzzy's restaurants that were acquired in December 2022, of which two were subsequently refranchised in the second quarter of 2023.

Most of our revenue is derived from domestic sources within these four reporting segments, with approximately 83% of our total revenues for the year ended December 31, 2023 being generated from our two largest franchise operating segments, Applebee's and IHOP. Internationally, our restaurants are in 18 countries and two United States territories at December 31, 2023. Revenue derived from all international operations comprised less than 3% of total consolidated revenue for the year ended December 31, 2023. At December 31, 2023, there were no long-lived assets located outside of the United States.

Our Goal

Our goal is to accelerate profitable growth and create significant value for stockholders and franchisees.

Our Strategic Priorities

Our fundamental approach to restaurant brand building centers on innovation and evolution of our existing brands as well as exploring investments in or acquisitions of new concepts. We intend to leverage our significant scale and our franchise business model to drive robust margins and cash flows. We are actively supporting our brands with focused teams that are accountable at the brand level to drive strong performance. Together with our franchisees, significant investments have been made and will continue to be made in marketing across traditional and digital channels to drive traffic to our restaurants. We are investing in technology to create more ways for customers to access our brands and in growth platforms such as online ordering, off-premise business and delivery. We work alongside our franchisees to develop new restaurants across the globe. We will focus on capital allocation strategies to maximize long-term stockholder return, including cash dividends and repurchases of our common stock taking into consideration market conditions. Furthermore, we will continue to evaluate the addition of new brands to our restaurant portfolio through acquisitions and other strategic investments.

Our History

The first IHOP restaurant opened in 1958 in Toluca Lake, California. Since that time, the Company and its predecessors have engaged in the development, franchising and, from time to time, operation of IHOP restaurants. Prior to 2003, new IHOP restaurants were generally developed by us, and we were involved in all aspects of the construction and financing of the restaurants. We typically identified and leased or purchased the restaurant sites for new company-developed IHOP restaurants, built and equipped the restaurants and then franchised them to franchisees. In addition, we typically financed as much as 80% of the franchise fee for periods ranging from five to eight years and leased the restaurant and equipment to the franchisee over a 25-year period. We refer to this as our "Previous IHOP Business Model," which accounts for most of the activity in our rental and financing operations.

For most IHOP restaurants opened after 2003, the franchisee is primarily responsible for the development and financing of the restaurant. In general, we no longer provide any financing with respect to the franchise fee, restaurant site or equipment. The franchisee uses its own capital and financial resources along with third-party financial sources obtained by the franchisee to purchase or lease a restaurant site, build and equip the business and fund its working capital needs. We refer to this as our "Current IHOP Business Model."

The first restaurant in what became the Applebee's chain opened in 1980 in Decatur, Georgia. Applebee's International, Inc, ("AII") became a public company in 1989, comprised of 100 restaurants. In November 2007, we completed the acquisition of AII, which comprised 1,455 franchised restaurants and 510 company-operated restaurants at the time of the acquisition. We subsequently refranchised all Applebee's company-operated restaurants and were 100% franchised. In December 2018, we acquired 69 Applebee's restaurants from a franchisee and operated them as company owned restaurants through October 2022 when we completed the sale of these restaurants to a different franchisee.

The first Fuzzy's Taco Shop opened in 2003 in Fort Worth, Texas and the first franchised location opened in 2009. Since that time, Fuzzy's has engaged in the development, franchising, and operation of Fuzzy's Taco Shops. In December 2022, we completed the acquisition of Fuzzy's, which consisted of 135 franchised restaurants and three company-operated restaurants at the time of acquisition.

Restaurant Concepts

Applebee's

We franchise Applebee's restaurants in the American full-service restaurant segment within the casual dining category of the restaurant industry. As one of the world's largest casual dining brands, Applebee's Neighborhood Grill + Bar offers guests a dining experience that combines simple American fare with classic drinks and local draft beers. Applebee's offers a familiar and affordable escape from the everyday, whether family and friends choose to connect with one another in the Applebee's dining room or in the comfort of their living room. This is why Applebee's is Eatin' Good in the Neighborhood™.

We strive to provide genuine and neighborly service, appetizers, drinks and entrees, and limited-time offers. Our menu features a selection of grill and bar fare, such as appetizers, bar snacks, burgers, pasta entrees and lighter fare, as well as cocktails, beers, and desserts. Applebee's provides multiple options for our guests to enjoy our food on the go or at home including online ordering, a mobile app, Carside To Go, and delivery service providers.

As of December 31, 2023, Applebee's restaurants are 100% franchisee owned and operated with 53 franchise groups (32 domestic and 21 international) operating 1,642 Applebee's franchise restaurants (1,536 domestic and 106 international). As of December 31, 2023, Applebee's restaurants were located in 49 states within the United States, two United States territories and 12 countries outside of the United States. The June 2023 issue of *Nation's Restaurant News* reported that Applebee's was the largest restaurant system in the American full-service restaurant segment, in terms of United States system-wide sales during 2022.

IHOP

We franchise restaurants in the midscale full-service restaurant segment within the family dining category of the restaurant industry under the names IHOP and International House of Pancakes. IHOP restaurants feature full table service and high quality, moderately priced food and beverage offerings in an attractive and comfortable family atmosphere. Although the restaurants are best known for their award-winning pancakes and putting an unexpected twist on "all things breakfast, any time of the day," IHOP is committed to accelerating growth through menu innovation, day-part expansion, off-premise initiatives and development. Focused on meeting the needs of today's guest, IHOP leverages industry analytics and brand-specific insights to help drive visit frequency and average check.

IHOP restaurants are open throughout the day and evening hours. As of December 31, 2023, approximately 621 IHOP restaurants operated 24 hours a day, seven days a week, with approximately 200 additional restaurants operating 24 hours a day for some portion of the week. In comparison, approximately 545 IHOP restaurants operated 24 hours a day, seven days a week, with 178 additional restaurants operating 24 hours a day for some portion of the week as of December 31, 2022.

We remain committed to giving more people, more reasons to enjoy more IHOP, more often. Placing an emphasis on building its IHOP 'N' Go business, IHOP offers an online ordering platform, a mobile app, and a national delivery program with leading service providers. In 2022, IHOP launched the International Bank of Pancakes, our brand's first-ever loyalty program, with the goal to increase visit frequency and spend from participating guests. Additionally, we continue to maintain and enhance our in-restaurant health safety and sanitation operational procedures in order to protect the health and foster the confidence of employees and guests at the restaurants.

As of December 31, 2023, 263 franchise groups (235 domestic, 28 international) operated 1,814 IHOP franchise and area license restaurants. These restaurants were in all 50 states within the United States, in the District of Columbia, in two United

States territories and in 13 countries outside of the United States. The June 2023 issue of *Nation's Restaurant News* reported that IHOP was the largest restaurant system in the midscale full-service restaurant segment in terms of United States system-wide sales during 2022.

Fuzzy's Taco Shop

After our acquisition in December 2022, we began franchising and operating restaurants in the Mexican limited-service restaurant segment within the fast-casual dining category of the restaurant industry under the name Fuzzy's Taco Shop. Fuzzy's restaurants feature a number of menu items including Baja-style Mexican food like Baja tacos, chips and queso, guacamole and salsa made in house, and a full bar including margaritas, our "Beeritas" and a selection of cold draft beer, all served in a laid back and inviting setting. Fuzzy's offers its guest the flexibility of an online ordering platform and loyalty program. As of December 31, 2023, 44 franchise groups operated 131 restaurants in 18 states within the United States and we had one company-owned restaurant in Texas.

See *Item 2 - Properties,* for the geographic location of all Applebee's, IHOP, and Fuzzy's restaurants.

Franchising

Franchisee Relationships

We value good relationships with our franchisees and strive to maintain positive working relationships with them. Applebee's, IHOP and Fuzzy's franchisees participate in Company-sponsored advisory groups. These groups provide a forum for franchisees to share demonstrated best practices, offer counsel and review successful strategies, while working side-by-side with management of the Applebee's, IHOP and Fuzzy's brands. Applebee's sponsors its Franchise Business Council ("FBC"), which consists of eight elected franchisee representatives and three Applebee's representatives. IHOP sponsors its Franchise Leadership Council ("FLC"), an elected and appointed body of up to 12 IHOP franchisees. Fuzzy's sponsors its Franchise Advisory Council ("FAC"), an elected body of eight Fuzzy's franchisees plus a Fuzzy's representative.

Franchise Agreements and Fees

Franchise arrangements for Applebee's restaurants typically consist of a development agreement and a separate franchise agreement for each restaurant. Development agreements may or may not grant to the franchisee the exclusive right to develop Applebee's restaurants within a designated geographical area over a specified period of time. The term of a domestic development agreement ranges from one to 20 years. The development agreements typically provide for initial development periods of one to five years as agreed upon by us and the franchisee. At or shortly prior to the completion of the initial development schedule or any subsequent supplemental development schedule, we and the franchisee may execute supplemental development schedules providing for the development of additional Applebee's restaurants in the franchisee's exclusive territory.

Prior to the opening of each new Applebee's restaurant, we enter into a separate franchise agreement with the franchisee for that restaurant. Our current standard domestic Applebee's franchise agreement provides for an initial term of 20 years and provides an option for four successive renewal terms, in five-year increments, for up to an additional 20 years, upon payment of an additional franchise fee. Our current standard domestic Applebee's franchise arrangement calls for a development fee of $10,000 for each Applebee's restaurant that the franchisee contracts to develop and an initial franchisee fee of $35,000 for each restaurant developed (against which the $10,000 development fee will be credited) and a royalty fee equal to 4% of the restaurant's monthly gross sales. Our agreements for most Applebee's restaurants opened before January 1, 2000, provide for a royalty rate of 4%, while the terms, royalty rate and advertising fees under a limited number of franchise agreements and other franchise fees under older development agreements vary from the currently offered arrangements.

Under the Current IHOP Business Model, a potential franchisee that is approved first enters into a single-restaurant franchise agreement, a single-restaurant development agreement, or a multi-restaurant development agreement with us and is responsible for the development and financing of one or more new IHOP franchised restaurants. Our current standard domestic IHOP franchise agreement typically provides for an initial term of 20 years and permits one renewal for a term of 10 years, upon payment of a renewal fee of $10,000.

The revenues we receive from a typical domestic franchise development arrangement under the Current IHOP Business Model include (a) a location fee equal to $15,000 for an IHOP restaurant that the franchisee contracts to develop upon execution of a single-restaurant development agreement; (b) a development fee equal to $20,000 for each IHOP restaurant that the franchisee contracts to develop upon execution of a multi-restaurant development agreement; (c) an initial franchise fee equal to (i) $40,000 (against which the $20,000 development fee will be credited) for each restaurant developed under a multi-restaurant development agreement, (ii) $50,000 (against which the $15,000 location fee will be credited) for a restaurant developed under a single-restaurant development agreement or (iii) $50,000 for a restaurant opened pursuant to a single-restaurant franchise agreement, in each case paid upon execution of the franchise agreement; (d) franchise royalties equal to

4.5% of weekly gross sales; (e) revenue from the sale of our proprietary pancake and waffle dry-mixes; and (f) franchise advertising fees.

The principal commercial terms of the franchise arrangements under the Previous IHOP Business Model and the Current IHOP Business Model, including the franchise royalties and the franchise advertising fees, are substantially the same except with respect to the terms relating to the franchise fee, lease or sublease rents for the restaurant property and building, and interest income from any franchise fee notes and equipment leases.

Franchise arrangements for Fuzzy's restaurants typically consist of a development agreement and a separate franchise agreement for each restaurant opened. Development agreements obligate the developer to build a mutually agreed on number of restaurants in the development area during the term of the development agreement and typically provide that, subject to certain exceptions, we will not own, operate, or grant anyone else the right to operate a Fuzzy's restaurant in in the development area during the term of the development agreement. Our current standard development fee is generally $40,000 per restaurant and is credited towards the initial franchise fee for such restaurant.

Prior to the opening of each new Fuzzy's restaurant, we will enter into a separate franchise agreement with the franchisee for that restaurant. Our current standard franchise offering provides for an initial term of 10 years and provides, subject to certain conditions, the ability to renew for two additional 10-year terms, upon payment of a renewal fee. Our current standard franchise fees are an initial franchise fee of $40,000 per restaurant, a royalty fee of 5% of weekly gross sales, and a renewal fee of $5,000 per renewal term. We also earn revenue from franchisees from sale of our proprietary sauces.

Development of Applebee's and IHOP restaurants outside of the United States has historically been conducted through a separate development agreement and franchise agreement. More recently, certain franchisees have entered into a multi-unit franchise agreement that governs the rights and obligations to develop a territory, in addition to terms of operating each restaurant opened in the territory. The term of a franchisee's exclusive right to develop a territory expires when the agreement's development schedule is completed. The term to operate the restaurant is typically 20 years, subject to applicable renewals.

In limited instances, we have agreed to accept reduced royalties and/or lease payments from franchisees or have provided other accommodations to franchisees for specified periods of time to assist them in either establishing or reinvigorating their businesses. From time to time, we may also offer reduced or eliminated initial franchise fees, key money grants, equipment leasing options, and periods of reduced royalties as development incentives to encourage the development of new restaurants.

We have the contractual right, subject to applicable law, to terminate a development and franchise agreement for a variety of reasons, such as a franchisee's failure to make required payments when due, failure to timely develop restaurants and failure to adhere to specified brand policies and standards.

Advertising Fees

The Applebee's franchise agreements generally require domestic franchisees of Applebee's restaurants to (i) contribute 3.25% of their gross sales to a national advertising fund, which funds the development of national promotions, television and radio commercials, print advertising materials and digital marketing and (ii) spend at least 0.5% of their gross sales on local marketing and promotional activities. Under the current Applebee's franchise agreements, we have the ability to increase the amount of the required combined contribution to the national advertising fund and the amount required to be spent on local marketing and promotional activities to a maximum of 5% of gross sales. A substantial majority of domestic Applebee's franchisees have either entered into an amendment to their franchise agreements to increase their contribution to the Applebee's national advertising fund (the "Applebee's NAF") or entered into new franchise agreements in connection with renewals setting forth the current advertising contribution requirements. A substantial majority of franchisees who entered into amendments agreed to an incremental temporary increase in the national advertising contribution rate to 4.25% through December 31, 2024, with no requirement that franchisees spend on local marketing during that time.

IHOP franchisees allocate a percentage of their sales to local advertising cooperatives and a national advertising fund (the "IHOP NAF"). Older IHOP franchise agreements generally provide for advertising fees comprised of (i) a local advertising fee generally equal to 2.0% of weekly gross sales under the franchise agreement, which is typically used to cover the cost of local media purchases and other local advertising expenses incurred by a local advertising cooperative, and (ii) a national advertising fee equal to 1.0% of weekly gross sales under the franchise agreement. Area licensees are generally required to pay lesser amounts toward advertising.

The local IHOP advertising cooperatives have historically used advertising fees for various local marketing programs. The IHOP NAF is primarily used for buying media and national advertising, in addition to the related production costs. The IHOP NAF is also used to defray certain expenses associated with our marketing and advertising functions.

Advertising may be disseminated in various media, including television, radio, print, point of sale, www.ihop.com, mobile app, outdoor banners, and billboards, online, digital, social media and other emerging media on a national, regional or local level, though most advertising is national.

In 2014, we and franchisees whose restaurants account for a large majority of total annual contributions to the IHOP NAF entered into franchise agreement amendments that increased the advertising contribution percentage of those restaurants' gross sales. Pursuant to the amendment, for the period from January 1, 2015 to December 31, 2017, 3.5% of each participating restaurant's gross sales was contributed to the IHOP NAF with no significant contribution to local advertising cooperatives required. The amended advertising contribution percentage also was applicable to all new franchise agreements and to IHOP company-operated restaurants open at the time. In 2016, we and franchisees whose restaurants account for a large majority of total annual contributions to the IHOP NAF extended this additional contribution through 2022, and in 2022 it was further extended through 2027. Commencing on January 1, 2028, the local advertising fee and the national advertising fee are subject to change. The current form of IHOP franchise agreement generally provides for advertising fees comprised of (i) a local advertising fee equal to 0% of gross sales under the franchise agreement, and (ii) a national advertising fee equal to 3.5% of weekly gross sales under the franchise agreement.

Fuzzy's franchise agreements generally require Fuzzy's franchisees to contribute to a national brand development fund (the "Fuzzy's Development Fund") intended for the common benefit of all Fuzzy's restaurants. The Fuzzy's Development Fund may be used for a variety of matters including but not limited to creative development services, marketing services, culinary development, third party services to franchisees, advertising, and website production. Currently, the standard form of new franchise agreement calls for contributions to the Fuzzy's Development Fund at the rate of 2% of weekly gross sales.

IHOP Area License Agreements

We have entered into four long-term area license agreements for IHOP restaurants covering the state of Florida and certain counties in the state of Georgia, the province of British Columbia, Canada, the country of Pakistan and certain countries or islands in the Caribbean, including Aruba, Bonaire and Curacao, Bahamas, Barbados, Guyana, Jamaica, St. Lucia, St. Maarten and Trinidad & Tobago. The area license agreements provide the licensees with the right to develop and franchise new IHOP restaurants in their respective territories and provide for royalties ranging from 1.0% to 5.5% of gross sales and advertising fees ranging from 0.25% to approximately 2.0% of gross sales. During 2014, the advertising fee contribution provisions of the Florida area license agreement were amended for the period through December 31, 2017 on substantially similar terms as the franchise agreement amendment described above and such amendments were subsequently extended through 2027. We also derive revenues from the sale of proprietary products to these area licensees and, in certain instances, to their sub-franchisees. Revenues from our area licensees are included in franchise operations revenues.

As of December 31, 2023, the area licensee for the state of Florida and certain counties in Georgia operated or sub-franchised a total of 149 IHOP restaurants. The area licensee for the province of British Columbia, Canada operated or sub-franchised a total of eight IHOP restaurants. The area licensee for the country of Pakistan opened its first franchise IHOP restaurant in 2020 and may begin to sub-license restaurants once a required number of franchise restaurants have been opened. The area licensee for the Caribbean also may begin to sub-license restaurants once a required number of franchise restaurants have been opened. The area license for British Columbia expires in 2026; the area license for Pakistan expires in 2047; the area license for the Caribbean expires after the year 2042, with the date of expiration changing depending on the number of qualified restaurant openings and closures by such licensee; and the area license for Florida and Georgia expires after the year 2100, with the date of expiration changing depending on the number of qualified restaurant openings and closures by such licensee.

Other Franchise-related Revenues and Fees

Approximately 90% of franchise segment revenue for the year ended December 31, 2023 consisted of Applebee's, IHOP and Fuzzy's royalties and advertising revenue. Most of the remaining 10% consisted of sales of proprietary products (primarily IHOP pancake and waffle dry mix), initial franchise and renewal fees, and software maintenance and support fees.

International Franchising

We continue to pursue international franchising of the Applebee's and the IHOP concepts. To this end, we seek qualified franchisees that possess the financial, development and operational resources needed to open multiple restaurants in each territory and are experienced in conducting business in the development territory. We work closely with our international franchisees to develop and implement the Applebee's and IHOP systems outside the United States, recognizing commercial, cultural and dietary diversity. Differences in tastes and cultural norms and standards require that we be flexible and pragmatic regarding many elements of the Applebee's and IHOP systems, including menu, restaurant design, restaurant operations, training, marketing, purchasing and financing.

The success of further international expansion will depend on, among other things, local acceptance of the Applebee's and IHOP concepts and menu offerings and our ability to attract qualified franchisees and operating personnel. Our franchisees must comply with the regulatory requirements of the local jurisdictions.

<u>Domestic and International Franchise Restaurant Development</u>

Each franchisee is responsible for selecting the site for each new restaurant. We may consult with franchisees when they are selecting appropriate sites, and selections made by franchisees are subject to our approval. For domestic restaurants, we also conduct a physical inspection, review any proposed lease or purchase agreement for compliance with our requirements and may make available to franchisees demographic and other studies for domestic restaurants. We make the design specifications for a typical restaurant available to franchisees, and we retain the right to prohibit or modify the use of any set of plans.

As of December 31, 2023, we had signed commitments from IHOP franchisees to build 286 IHOP restaurants over the next seven years, comprised of 14 restaurants under single restaurant or non-traditional development agreements, 117 restaurants under domestic multi-restaurant development agreements and 155 restaurants under international development agreements. We also have signed option agreements to build an additional 14 restaurants over the next five years, primarily under domestic multi-restaurant development agreements. As of December 31, 2023, we had signed commitments from Applebee's franchisees to build six domestic restaurants and approximately eight international restaurants over the next five years. As of December 31, 2023, we had signed commitments from Fuzzy's franchisees to build 144 Fuzzy's Taco Shop restaurants over the next 12 years. Developers' level of compliance with development obligations varies per year and could change; therefore, the number of signed commitment and/or development agreements in place at any given time may not be a reliable indicator of future restaurant openings.

<u>Franchise Operations</u>

We monitor franchise restaurant operations. Company and third-party representatives make both scheduled and unannounced inspections of franchised restaurants to ensure that only approved products are in use and that our prescribed operations practices and procedures are being followed. We have the right to terminate a franchise agreement if a franchisee does not operate and maintain a restaurant in accordance with our requirements. Due to cultural and regulatory differences, we may have different requirements for restaurants opened outside of the United States. We also monitor the financial health of our franchisees through business and financial reviews.

<u>Composition of Franchise Systems</u>

As of December 31, 2023, 32 Applebee's franchisees owned a total of 1,536 domestic Applebee's restaurants. The number of domestic restaurants held by a single franchisee ranged from one restaurant to 439 restaurants. As of December 31, 2023, 21 franchisees owned a total of 106 international Applebee's restaurants. The number of international restaurants held by a single franchisee ranged from one restaurant to 15 restaurants. Our five largest Applebee's franchisees owned 55% of the total 1,642 Applebee's franchise restaurants.

As of December 31, 2023, 235 franchisees owned a total of 1,696 domestic IHOP restaurants, including 82 franchisees that each owned one restaurant. The largest single IHOP franchisee owned 272 domestic restaurants. As of December 31, 2023, 28 franchisees owned a total of 118 international IHOP franchise restaurants. The number of international restaurants held by a single franchisee ranged from one restaurant to 18 restaurants. Our five largest IHOP franchisees owned 29% of the total 1,814 IHOP franchise restaurants.

As of December 31, 2023, 44 franchisees owned a total of 131 domestic Fuzzy's Taco Shop restaurants. The largest single Fuzzy's franchisee owned 11 domestic restaurants. Our five largest Fuzzy's franchisees owned 33% of the total 131 Fuzzy's franchise restaurants.

Company-Operated Restaurants

In December 2018, we acquired 69 Applebee's restaurants in North Carolina and South Carolina from a former Applebee's franchisee. In October 2022, we completed the refranchising and sale of the restaurant assets of these 69 Applebee's company-operated restaurants to a different franchisee. In December 2022, we acquired three company-operated Fuzzy's Taco Shop restaurants in Texas in connection with our acquisition of Fuzzy's, of which two were subsequently refranchised in the second quarter of 2023. We assess and monitor opportunities to refranchise company operated restaurants under favorable circumstances. Our business strategy includes the possible addition of new brands to our restaurant portfolio, which may result in our acquiring additional company-operated restaurants.

From time to time, we also may reacquire a small number of restaurants from franchisees for a variety of reasons. Historically, we have been able to refranchise these restaurants to new franchisees. When reacquired restaurants are not refranchised quickly, we typically operate the reacquired restaurants until they can be refranchised. These restaurants may require investments in remodeling and rehabilitation before they can be refranchised. As a result, a reacquired restaurant may incur operating losses for some period of time.

Supply Chain

In February 2009, Centralized Supply Chain Services, LLC ("CSCS" or the "Co-op"), an independent cooperative entity, was formed by us and franchisees of Applebee's and IHOP domestic restaurants. CSCS has been appointed as the sole authorized purchasing organization and purchasing agent for goods, equipment and distribution services for Applebee's and IHOP restaurants in the United States. As of December 31, 2023, 100% of Applebee's domestic franchise restaurants and 100% of IHOP domestic franchise restaurants were members of CSCS.

CSCS combines the purchasing volume for goods, equipment and distribution services within and across the Applebee's and IHOP concepts. Its mission is to achieve for its members the benefit of available goods, higher quality equipment and distribution services in adequate quantities at the lowest possible sustainable prices. We do not control CSCS, but do have contractual rights associated with supplier certification, quality assurance and protection of our intellectual property. The operations of CSCS are funded by a separately stated administrative fee added to one or more products purchased by operators.

We believe the larger scale provided by combining the supply chain requirements of both brands provides continuing cost savings and efficiencies while helping to ensure compliance with our quality and safety standards.

Industry Overview and Competition

Applebee's, IHOP and Fuzzy's are among the numerous restaurant chains and independent restaurants competing in the restaurant industry in the United States. The restaurant industry is generally classified into categories and segments based on various factors including price point ranges, the types of food and beverages offered and the types of service available to customers. These categories include, among others, fast food or quick service restaurants, fast-casual dining, family dining, casual dining and fine dining. These segments include, among others, American full-service, midscale full-service and Mexican limited-service. Casual dining restaurants offer full table service and typically have bars or serve liquor, wine and beer, while family dining restaurants offer full table service, typically do not have bars or serve liquor, and usually offer breakfast in addition to lunch and dinner items. Fast-casual dining restaurants offer limited table service and are an intermediate concept between fast-food and casual dining that combine the quick service of a fast-food joint with an elevated menu of healthier, less processed food options.

Applebee's competes in the casual dining category against national and multi-state restaurant chains such as Buffalo Wild Wings, Olive Garden, Chili's Grill & Bar, Texas Roadhouse and Outback Steakhouse, among others, as well as fast-casual and quick service restaurant chains. In addition, there are many independent restaurants across the country in the casual dining segment. Applebee's is in the American full-service restaurant segment in the restaurant industry. The June 2023 issue of *Nation's Restaurant News* reported that Applebee's was the largest restaurant system in the American full-service restaurant segment, in terms of United States system-wide sales during 2022.

IHOP competes in the family dining category against national and multi-state restaurant chains such as Denny's, Cracker Barrel Old Country Store, Golden Corral, Waffle House and Bob Evans Restaurants. IHOP also faces competition from fast-casual and quick service restaurant chains that serve breakfast. In addition, there are many independent restaurants and diners across the country in the family dining segment. IHOP is in the midscale full-service restaurant segment in the restaurant industry. The June 2023 issue of *Nation's Restaurant News* reported that IHOP was the largest restaurant system in the midscale full-service restaurant segment, in terms of United States system-wide sales during 2022.

Fuzzy's competes in the fast-casual dining category against national and multi-state restaurant chains such as Velvet Taco, Torchy's Tacos, and Rusty Taco, among others, as well as casual and quick service restaurant chains. In addition, there are many independent restaurants across the country in the fast-casual dining segment. Fuzzy's is in the Mexican limited-service restaurant segment in the restaurant industry.

The restaurant and related food-service industries are highly competitive and are affected by, among other things, economic conditions, price levels, on-going changes in eating habits and food preferences, population trends and traffic patterns. The principal bases of competition in the industry are the type, quality and price of the food products served. Restaurant location, quality and speed of service, advertising, name identification and attractiveness of facilities are important. Additionally, changes in the price of groceries may influence the attractiveness of dining at home versus dining out.

The market for high quality commercial real estate is also very competitive. We and our franchisees compete with other restaurant chains and retail businesses for suitable sites for the development of new restaurants. We also compete against other franchisors both within and outside the restaurant industry for new franchisees. For further information regarding competition, see *Item 1A - Risk Factors*.

Trademarks and Service Marks

We and our affiliates have registered or submitted registrations for certain trademarks and service marks with the United States Patent and Trademark Office and various international jurisdictions, including "Dine Brands Global®." We own trademarks and service marks used in the Applebee's system, including various logos and the trademarks "Applebee's®,"

"Applebee's Neighborhood Grill + Bar®" and variations of each. In addition, we own trademarks and service marks used in the IHOP system, including various logos and the trademarks "IHOP®," "International House of Pancakes®" and variations of each. Further, we own trademarks and service marks used in the Fuzzy's system, including various logos and the trademark "Fuzzy's Taco Shop®" and variations of such.

We consider our trademarks and service marks important to the identification of our company and our restaurants and believe they are of material importance to the conduct of our business. Depending upon the jurisdiction, trademarks and service marks generally are valid as long as they are used and/or registered. We generally intend to renew our trademarks and service marks as they come up for renewal. We own or have rights to all trademarks we believe are material to our restaurant operations. In addition, we have registered various domain names on the Internet that incorporate certain of our trademarks and service marks and believe these domain name registrations are an integral part of our identity. From time to time, we may take appropriate legal action to defend and protect the use of our intellectual property.

Information Technology

We use in-house developed and third-party point of sale systems for order processing, and back-of-the house systems for accounting, labor and inventory management in our franchisees' restaurants. We utilize a variety of proprietary and commercially available systems to support our corporate operations. Sales and product mix information is transmitted to our restaurant support centers daily and this information supports our operations and marketing initiatives. We mitigate the potential impact from operational interruption of our information technology systems through a disaster recovery plan that is updated on a regular basis. We believe that technology is and will continue to be a key component of our long-term plans and are committed to providing system stability and targeted innovation. Our use of technology, particularly in terms of managing electronic payments and confidential information, also represents security and operational risks that we must manage and may result in additional costs incurred.

Protection of financial and personal information is a high priority for us, led by our Cybersecurity Department with a committee representing key functional areas. We continue to focus on enhancing our cybersecurity capabilities, educating our team members on cybersecurity importance, and managing our cyber risks. In addition, we participate in annual audits of our financial and human resources systems to verify that measures are in place to protect our employees' personal information. We accept credit cards, third party gift cards, and branded gift cards as payment in our restaurants. We submit our systems to regular audit and review, as required by the Payment Card Industry Data Security Standard ("PCI DSS"), including periodic scanning of our networks to check for vulnerability. To further secure customers' payment data, we worked with our franchisees to deploy and implement encryption and tokenization technologies, ensuring credit card data is not stored in our franchisees' and our restaurants systems. This includes installation of equipment to improve authentication and to prevent fraud using EMV (Europay, Mastercard, Visa) technology. We and our franchisees are required and responsible for maintaining compliance, with PCI DSS, and we regularly communicate and encourage our franchisees to maintain compliance and to manage risk. For further information regarding Information Technology, see *Item 1A - Risk Factors,* and for information regarding Cybersecurity, see *Item 1C - Cybersecurity*.

Seasonality

We do not consider our operations to be seasonal to a material degree. We may experience a slight increase in system-wide sales in the first quarter of our fiscal year due to redemptions of gift cards sold during the preceding December holiday season. In terms of average sales over the five-year time period covering 2018 to 2023, excluding the year 2020, 25% of our annual system-wide sales (retail sales reported to us by our franchisees plus sales at our company-operated restaurants) occurred in the first, third and fourth quarters of the fiscal year, with 26% occurring in the second quarter (Note: does not add to 100% due to rounding). The 2020 time period was excluded in the five-year average above due to distortions caused by COVID-19 pandemic in that year. Sales at restaurants owned by franchisees are not attributable to the Company.

Government Regulation

We are subject to regulation by the Federal Trade Commission ("FTC") and a number of foreign and state laws that regulate the offer and sale of franchises. We also are subject to a number of foreign and state laws that regulate substantive aspects of the franchisor-franchisee relationship. The FTC's Trade Regulation Rule on Franchising, as amended (the "FTC Rule"), requires us to furnish to prospective domestic franchisees a Franchise Disclosure Document containing information prescribed by the FTC Rule unless an exemption applies.

State laws that regulate the offer and sale of franchises and the franchisor-franchisee relationship presently exist in a number of states and some of these laws require registration of the franchise offering with state authorities. Those states that regulate the franchise relationship generally require that the franchisor deal with its franchisees in good faith, prohibit interference with the right of free association among franchisees, limit the imposition of unreasonable standards of performance on a franchisee and regulate discrimination against franchisees with respect to charges, royalty fees or other fees. Although such laws may restrict a franchisor in the termination and/or non-renewal of a franchise agreement by, for example, requiring "good cause" to exist as a basis for the termination and/or non-renewal, advance notice to the franchisee of the termination or non-renewal, an opportunity to cure a default and/or a repurchase of inventory or other compensation upon termination, these provisions have not historically had a significant effect on our business.

Each restaurant is subject to licensing and regulation by a number of governmental authorities, which may include liquor license authorities (primarily in the case of Applebee's and Fuzzy's restaurants), health, sanitation, safety, fire, building and other agencies in the state or municipality in which the restaurant is located.

More stringent and varied requirements of local governmental bodies with respect to zoning, land use and environmental factors could delay or prevent the development of new restaurants in particular areas.

Various federal and state labor laws govern our relationship with employees and our franchisees' relationship with their own employees. These include such matters as minimum wage requirements, overtime, tip credits and other working requirements and conditions. Significant additional government-imposed increases in minimum wages, paid leaves of absence, mandated health benefits, changes to the tip credit or increased tax reporting and tax payment requirements with respect to employees who receive gratuities could be detrimental to the economic viability of company-operated restaurants and our franchisees' restaurants. In 2022, we refranchised all 69 company-operated Applebee's in North and South Carolina but subsequently acquired three company-operated Fuzzy's Taco Shops in Texas in connection with our acquisition of Fuzzy's in December 2022, of which two were subsequently refranchised in the second quarter of 2023.

We are subject to a number of privacy and data protection laws and regulations globally, including, without limitation, the California Consumer Privacy Act, California Privacy Rights Act, and Virginia Consumer Data Protection Act. The legislative and regulatory landscape for privacy and data protection continues to evolve, and there has been increased attention in privacy and data protection issues. This has the potential to directly affect our business, including recently enacted laws and regulations in the United States and internationally requiring notification to individuals and government authorities of security breaches involving certain categories of personal information.

We are also subject to laws and regulations, which may vary from jurisdiction to jurisdiction, relating to nutritional content and menu labeling. In recent years, there has been an increased legislative, regulatory and consumer focus at the federal, state and municipal levels on the food industry including nutrition and advertising practices. Restaurants operating in the quick-service and fast-casual segments have been a particular focus. In addition to the United States Food and Drug Administration's menu labeling requirements for restaurants requiring that chain restaurants include calorie information on their menus or make other nutritional information available, a number of other jurisdictions around the United States have adopted regulations related to disclosure of other information, such as sodium content, and imposing requirements for children's menus. Initiatives in the area of nutrition disclosure or advertising, such as requirements to provide information about the nutritional content of our food, may result in increased costs of compliance with the requirements and may also change customer buying habits in a way that adversely impacts our sales. For further information regarding governmental regulation, see *Item 1A - Risk Factors*.

Environmental Matters

We are subject to federal and state environmental regulations, but historically these have not had a material effect on our operations. We are not aware of any federal, state or local environmental laws or regulations that are likely to materially impact our revenues, cash flow or competitive position, or result in any material capital expenditure. However, we cannot predict the effect of possible future environmental legislation or regulations.

Human Capital

We view our team members as one of the three core strategic pillars of our business - People, Brand, and Growth. We believe that hiring, developing and retaining team members is critically important to our operations and that our corporate responsibility begins with our team members. We are focused on a comprehensive approach to diversity and representation across leadership, team members, franchisees and the community.

We believe the power to meaningfully impact the people and communities we serve is realized when each team member is personally and professionally fulfilled. One of our primary focuses is to ensure the health and well-being of our team members. Our Total Rewards Program plays a big part in our commitment to creating an environment of well-being. We have a consistent and fair compensation program that reflects our pay-for-performance philosophy and rewards our team members for their contributions to our success. We offer comprehensive health and protection benefits that support our team members and their families' overall well-being. We also contribute to programs that provide our team members with financial security, now and in the future. We offer other rewards that focus on recognition, career building, health and wellness, time-off benefits, and other perks that are designed to make our peoples' experience as Dine Brands team members productive and fun.

We value, encourage and appreciate the diversity of our workforce. We embrace our personal differences - whether it be race, gender, age, religion, culture, ethnicity, sexual orientation, veteran status, national origin or physical ability - and the benefits that an array of backgrounds, cultures and thinking styles bring to our organization. We are committed to sustaining an environment that accepts, includes and engages everyone in our workforce and encourages open dialogue, empowerment and a sense of belonging. While the world and our business change rapidly, our management believes that respecting individual differences will continue to be essential to our long-term success.

We maintain six Team Member Resource Groups ("TMRGs") as part of our diversity and inclusion efforts. TMRGs are team member-led, self-directed, voluntary groups, each sponsored by a member of our Executive team. Our TMRGs offer internal networking opportunities, career development, expand our innovation and problem solving and in general, act as a vehicle to enhance diversity and inclusion.

We assess our culture and listen to our workforce through periodic team member engagement surveys. Numerous policy changes have been made or been influenced by the feedback we receive from our team members. Some recent examples of these changes include our new flexible hybrid work schedule, which offers increased flexibility for our restaurant support center team members, and our COVID-19 vaccination policy, which protects the health and safety of our team.

We believe in accountability that starts with our leadership and extends to all of our team members. Our Chief Executive Officer, John W. Peyton, has taken the CEO Action for Diversity and Inclusion pledge. Substantially all our restaurant support center team members as well as our Board members have undertaken a comprehensive diversity and inclusion training seminar.

As of December 31, 2023, we had 596 employees, the majority of whom were corporate employees at our restaurant support centers or in the field. Of our corporate employees, 59% are male and 41% are female, while 56% are white and 44% are people of color. Approximately 84% of our corporate employees are salaried, with 16% paid hourly.

At our company-owned restaurant, we employ both full-time and part-time restaurant employees in order to provide the flexibility necessary during peak periods of restaurant operations and meet the individual needs of our employees. Our employees are not presently represented by any collective bargaining agreements and we have not experienced any significant work stoppages. We believe our relations with employees are good. Our franchisees are not our employees as independent business owners and their employees also are not our employees. Therefore, franchisees and their employees are not included in our employee count.

Corporate Information

We were incorporated under the laws of the State of Delaware in 1976 with the name IHOP Corp. In November 2007, we completed the acquisition of Applebee's. Effective June 2, 2008, we changed our name to DineEquity, Inc. and on February 20, 2018, we changed our name to Dine Brands Global, Inc. In December 2022, we completed the acquisition of Fuzzy's. Our principal executive offices are located at 10 West Walnut Street, 5th Floor, Pasadena, California 91103 and our telephone number is (818) 240-6055. Our Internet address is **www.dinebrands.com.** Our common stock is listed on the New York Stock Exchange ("NYSE") and trades under the ticker symbol "DIN."

Available Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and amendments to those reports filed with or furnished to the United States Securities and Exchange Commission (the "SEC") pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge through our website as soon as reasonably practicable after electronically filing such material with the SEC. The SEC maintains an Internet site that contains periodic reports, proxy and information statements and other information regarding our filings at **www.sec.gov.** The above references to our website and the SEC's website do not constitute incorporation by reference of the information contained on those websites and should not be considered part of this document.

Item 1A.   Risk Factors.

The occurrence of any of the events discussed in the following risk factors may materially adversely affect our business, financial condition and results of operations, which may materially adversely affect the value of our common stock. It is not possible to identify or predict all risk factors. There may be risks and uncertainties that are not currently known or that are currently deemed by us to be immaterial. These other risks and uncertainties may also impact our business, financial condition and results of operations. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, before deciding to invest in our common stock.

<u>Risks Relating to Our Business and Financial Condition</u>

Our business is affected by general economic conditions that are largely out of our control. Our business is dependent to a significant extent on national, regional and local economic conditions, and, to a lesser extent, on global economic conditions, particularly those conditions affecting the demographics of the guests that frequently patronize restaurants. If our customers' disposable income available for discretionary spending is reduced (because of circumstances such as job losses, credit constraints, higher housing costs, inflation, changes to tax regulations, energy costs, interest rates or other costs) or if the perceived wealth of customers decreases (because of circumstances such as inflation, lower residential real estate values, increased foreclosure rates, changes to tax regulations or other economic disruptions), our business could experience a decline in sales and/or customer traffic as potential customers choose lower-cost alternatives (such as quick-service restaurants) or other alternatives to dining out. The current inflationary period could negatively impact consumers' discretionary income and reduce the amount of income previously used for dining outside the home. Additionally, negative trends in the availability of credit and in expenses such as interest rates and the cost of construction materials could affect our and our franchisees' ability to maintain and remodel existing restaurants. Any decreases in customer traffic or average customer check due to these or other reasons could reduce gross sales at our and our franchised restaurants, resulting in lower revenues, royalty payments and other payments from franchisees. This could negatively impact the financial performance of our company-operated restaurants and reduce the profitability of franchised restaurants, potentially impacting the ability of franchisees to make royalty payments owed to us when due and negatively impacting franchisees' ability to develop new restaurants as may be required in their respective development agreements.

Our franchisees' failure to address cost pressures, including rising costs for commodities, labor, health care and utilities could adversely affect our franchisees and our revenues and results of operations. The success of our franchisees (and our success with company-owned restaurants) depend significantly on the ability to anticipate and react to changes in the price and availability of food, ingredients, labor, health care, utilities, fuel and other related costs. Our franchisees have experienced and continue to experience inflationary conditions with respect to most or all of these costs during fiscal 2023.

Increases in minimum wage, health care and other benefit costs may have a material adverse effect on our and our franchisees' labor costs. We and our franchisees operate in many states and localities where the minimum wage is significantly higher than the federal minimum wage. The market for labor in the United States is competitive and has resulted in pressure on wages and may continue to do so in the future. Increases in minimum wage and market pressure may also result in increases in the wage rates paid for non-minimum wage positions. Many states and localities are also passing laws regulating employment practices and working conditions which could have a material adverse effect on our and our franchisees' labor costs in those areas.

Our restaurants' and our franchisees' restaurants operating margins are also affected by fluctuations in the price of utilities such as electricity and natural gas, whether as a result of inflation or otherwise, on which the restaurants depend for their energy supply. In addition, interruptions to the availability of gas, electric, water or other utilities, whether due to aging infrastructure, weather conditions, fire, animal damage, trees, digging accidents, geopolitical impacts or other reasons largely out of our control, may adversely affect our operations. Our and our franchisees' inability to anticipate and respond effectively to an adverse change in any of these factors could have a significant adverse effect on our sales and results of operations.

Our level of indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under our debt. As of December 31, 2023, certain of our indirect, wholly-owned subsidiaries had approximately $1.2 billion of long-term debt. In addition, we had approximately $0.4 billion in operating lease, finance lease and other financing obligations as of December 31, 2023. We may incur substantial additional indebtedness in the future. If new debt is added to our current debt levels, the related risks that we now face could increase. Our level of indebtedness and the financial and other restrictive covenants in our indebtedness could have important consequences to our financial health. For example, it could:

- make it more difficult for us to satisfy our obligations with respect to our debt or refinance any of our debt on attractive terms, commercially reasonable terms, or at all;

- increase our vulnerability to general adverse economic and industry conditions or a downturn in our business;

- require us to dedicate a substantial portion of our cash flow from operations to debt service, thereby reducing the availability of our cash flow to pay dividends to our stockholders, repurchase shares of our common stock, fund working capital, capital expenditures and other general corporate purposes;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- place us at a competitive disadvantage compared to our competitors that are not as highly leveraged;

- limit our ability to borrow additional funds;

- prevent us from taking actions that we believe would be in the best interest of our business and make it difficult for us to successfully execute our business strategy; and

- result in an event of default if we fail to satisfy our obligations under our debt or fail to comply with the financial and other restrictive covenants contained in our debt documents, which event of default could result in all of our debt becoming immediately due and payable and could permit certain of our lenders to foreclose on our assets securing such debt.

The terms of the securitized debt issued by certain of our indirect, wholly-owned subsidiaries have restrictive terms and the failure to comply with such restrictive terms could put us in default, which would have an adverse effect on our business and prospects. Unless and until we repay all outstanding borrowings under our securitized debt, we will remain subject to the restrictive terms of the securitized debt issued by certain of our indirect, wholly-owned subsidiaries. For example, the indenture entered into by such subsidiaries in connection with the securitized debt contains covenants that limit the ability of certain of our wholly-owned subsidiaries to, among other things: sell assets; alter the business conducted by such subsidiaries; engage in mergers or acquisitions; declare dividends or redeem or purchase certain equity interests; incur, assume or permit to exist additional indebtedness or guarantees; make loans and investments; incur liens; and enter into transactions with affiliates other than on an arms-length basis. These covenants are applicable only to the securitization subsidiaries and do not apply to any of Dine Brands Global, Inc., International House of Pancakes, LLC, Applebee's International, Inc., Dine Brands International, Inc. or FTO Holding Company, LLC as these entities are not parties to the indenture. A breach of a covenant could result in a rapid amortization event or default under the securitized debt.

Further, the securitized debt also includes limitations on our ability to incur additional indebtedness and contains a number of financial performance measures that must be met to avoid a possible rapid amortization event or event of default. The most significant of these measures include a minimum DSCR and minimum domestic franchise system sales. The ability to meet these financial performance measures can be affected by events beyond our control and there can be no assurance that we will satisfy these financial measures.

If amounts owed under the securitized debt are accelerated because of a default and we are unable to pay such amounts, the investors may have the right to assume control of substantially all of the securitized assets, which consist of substantially all of our domestic revenue-generating assets and domestic intellectual property.

During the six-year term following issuance, the outstanding fixed-rate 2023 Class A-2 senior notes will accrue interest at a rate of 7.824% per year. During the seven-year term following issuance, the outstanding fixed-rate 2019 Class A-2-II senior notes will accrue interest at a rate of 4.723% per year. It is anticipated that the 2023 Class A-2 Notes will be repaid or refinanced prior to June 2029 and the Class A-2-II Notes will be repaid or refinanced prior to June 2026. If these notes are not repaid or refinanced prior to these anticipated dates, under certain circumstances additional interest will accrue on these notes. Additionally, the fixed-rate 2023 Class A-2 and 2019 Class A-2-II senior notes have scheduled quarterly principal amortization payments of $1.25 million and $1.5 million, respectively. If we maintain a leverage ratio of less than or equal to 5.25x total debt to adjusted EBITDA, we may elect to not make the scheduled principal payments. From time to time, our leverage ratio has exceeded the 5.25x total debt to adjusted EBITDA ratio and we have made the required scheduled principal payments. If we are unable to refinance or repay amounts under the securitized debt prior to the expiration of the applicable six- or seven-year term, our cash flow would be directed to the repayment of the securitized debt and, other than a weekly management fee sufficient to cover minimal selling, general and administrative expenses, would not be available for operating our business.

In the event that a rapid amortization event occurs under the indenture (including, without limitation, upon an event of default under the indenture or the failure to repay the securitized debt at the end of the applicable five- or seven-year term), the funds available to us would be reduced or eliminated, which would in turn reduce our ability to operate or grow our business.

Our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors beyond our control. No assurance can be given that any refinancing or additional financing will be possible when needed or that we will be able to negotiate favorable terms. In addition, our access to capital is affected by prevailing conditions in the financial and capital markets and other factors beyond our control. There can be no assurance that market conditions will be favorable at the times that we require new or additional financing. Further, changes by any rating agency to our credit rating may negatively impact the value and liquidity of both our debt and equity securities, as well as the potential costs associated with refinancing our debt. Downgrades in our credit ratings could also affect the terms of any such financing and restrict our ability to obtain additional financing in the future.

We are heavily dependent on information technology and any material failure of that technology could impair our ability to effectively and efficiently operate our business. We rely heavily on information technology systems across our operations, including point-of-sale processing in our and our franchisees' restaurants, online ordering and delivery, management of our supply chain, collection of cash and other receivables, payment of obligations and various other processes and procedures. Our ability to effectively and efficiently manage our business depends significantly on the reliability and capacity of these systems. The failure of these systems to operate effectively, problems with maintenance, upgrades or the transition to replacement systems, inaccurate or fraudulent manipulation of sales reporting from our restaurants resulting in loss of sales and royalty payments, or a breach in security of these systems could be harmful and cause delays in customer service, reduce efficiency in our operations and negatively impact our business. Significant capital investment might be required to remediate any problems.

In addition, we outsource certain essential technology-based business processes to third-party vendors and we may share sensitive financial and other information with third party vendors which subjects us to risks, including disruptions in business, increased costs and exposure to data breaches or privacy law compliance issues of our third-party vendors.

The occurrence of cyber incidents, or a deficiency in our cybersecurity, could negatively impact our business by causing a disruption to our operations, a compromise or corruption of our confidential information, and/or damage to our employee and business relationships, all of which could subject us to loss and harm our brands. Any adverse event that threatens the confidentiality, integrity, or availability of our information resources is considered to be a cyber incident. More specifically, a cyber incident is an intentional attack or an unintentional event that can include gaining unauthorized access to systems to disrupt operations, corrupt data, or steal confidential information about our customers, franchisees, vendors and employees. As our reliance on technology has increased, so have the risks posed to our systems, both internal and those that we have outsourced. In addition, the rapid evolution and increased adoption of artificial intelligence technologies may intensify our cybersecurity risks. Primary adverse events that could directly result from the occurrence of a cyber incident include: (i) exposure of confidential data about our customers, franchisees, vendors and employees; (ii) damage to the reputation of our brands; (iii) damage to our relationship with our franchisees; (iv) interruption of our business; and (v) an event of default under our securitized debt agreements if a cybersecurity breach impacts our ability to comply with the terms of securitized debt agreements. We, our franchisees, third-party vendors and others with whom we may do business or interact with may have inadequate cyber liability insurance or coverage terms may be restrictive or insufficient to cover potential losses and remediation costs associated with a cyber incident.

As a merchant and service provider of point of sale related services, we and our franchisees are subject to PCI DSS, issued by the Payment Card Industry Council. PCI DSS contains compliance guidelines and standards with regard to our security surrounding the physical and electronic storage, processing and transmission of individual cardholder data. Despite our cybersecurity measures and our efforts to comply with PCI DSS guidelines, we cannot be certain that all of our information technology systems are able to prevent, contain or detect any cyber-attacks or security breaches from known malware or malware that may be developed in the future.

Our use of personal information is regulated by international, federal and state laws, as well as by certain third-party agreements. If our security and information systems are compromised or if our employees or franchisees fail to comply with these laws and regulations, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect our reputation and could disrupt our operations and result in costly litigation, judgments, or penalties resulting from violation of federal and state laws and payment card industry regulations. As privacy and information security laws and regulations change, we may incur additional costs to ensure that we remain in compliance with those laws and regulations. For example, we are subject to the California Consumer Privacy Act and California Privacy Rights Act, which require various processes and protections to be implemented. For further information regarding cybersecurity, see *Item 1C - Cybersecurity*.

In connection with the implementation of our corporate strategies, we may face risks associated with the acquisition of businesses, the integration of acquired businesses, and the growth and development of these businesses. In pursuing our corporate strategy, from time to time we may acquire other businesses or brands, as we did in December 2022 when we acquired Fuzzy's. There can be no assurance that we will realize the anticipated synergies or cost savings related to acquisitions or that they will be achieved in our estimated timeframe. In addition, continued integration efforts may result in material challenges. We may not be able to successfully integrate and streamline overlapping functions from past or future acquisitions, and integration may be more costly to accomplish than we expect. Furthermore, growth and development plans with respect to acquired businesses may not be achievable or may not be achieved in our estimated time frame. We could also encounter difficulties in managing our combined company due to its increased size and scope.

We face a variety of risks associated with doing business in international markets. Our expansion into and continued operations in international markets could create risks to our brands and reputation. There is no assurance that our international operations will be profitable or that international growth will continue. Our international operations are subject to the same risks associated with our domestic operations, as well as a number of additional risks. These include, among other things, international economic and political conditions, issues with collections, international currency fluctuations, difficulty in enforcing intellectual property rights, terrorism, civil unrest, global travel risks and differing cultures and consumer preferences.

We also are subject to governmental regulations throughout the world that impact the way we do business with our international franchisees and vendors. These include antitrust and tax requirements, import/export/customs regulations, anti-boycott regulations, other international trade regulations, the USA Patriot Act and the Foreign Corrupt Practices Act. Failure to comply with any such legal requirements could subject us to monetary liabilities and other sanctions, which could harm our business, results of operations and financial condition.

We may be subject to litigation and other legal proceedings that could be time consuming, require significant amounts of management time and result in the diversion of significant operational resources. We are involved in lawsuits, claims and proceedings incident to the ordinary course of our business. Litigation is inherently unpredictable. Any claims against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time and result in the diversion of significant operational resources. There have been a growing number of lawsuits in recent years. There also has been a rise in employment-related lawsuits. From time to time, we have been subject to these types of lawsuits. The cost of defending claims against us or the ultimate resolution of such claims may harm our business and operating results. In addition, the increasingly regulated business environment may result in a greater number of enforcement actions and private litigation. This could subject us to increased exposure to stockholder lawsuits.

We and our franchisees are subject to complaints or litigation from guests alleging illness, injury or other food quality, food safety, health or operational concerns as well as claims related to social issues (e.g., allegations of discrimination), the Americans with Disabilities Act and other premises liability. We, through the operation of our company-owned restaurants, and our franchisees, through the operation of franchised restaurants, are also subject to "dram shop" laws in some states pursuant to which we and our franchisees may be subject to liability in connection with personal injuries or property damages incurred in connection with wrongfully serving alcoholic beverages to an intoxicated person.

Although our franchise agreements require our franchisees to defend and indemnify us, we may be named as a defendant and sustain liability in legal proceedings against franchisees under the doctrines of vicarious liability, agency, negligence or otherwise. Claims against our franchisees may reduce the ability of our franchisees to make payments to us. We may also initiate legal proceedings against franchisees for breach of the terms of their franchise agreements, including underreporting of sales, failure to operate restaurants according to standard operating procedures and payment defaults. These claims also may reduce the ability of franchisees to enter into new franchise agreements with us.

Third-party claims with respect to intellectual property assets, if decided against us, may result in competing uses or require adoption of new, non-infringing intellectual property, which may in turn adversely affect sales and revenues. We regard our service marks and trademarks related to our restaurant businesses as having significant value and being important to our marketing efforts. To protect our brands from infringement, we rely on contracts, copyrights, patents, trademarks, service marks and other common law rights, such as trade secret and unfair competition laws. We have registered certain trademarks and service marks in the United States and international jurisdictions; however, effective intellectual property protection may not be available in every country in which we have or intend to open or franchise a restaurant. Although we believe we have taken appropriate measures to protect our intellectual property, there can be no assurance that these protections will be adequate. Our failure to obtain or adequately protect our intellectual property rights (including in response to developments in artificial intelligence technologies), may diminish our competitiveness and could materially harm our business and financial condition.

In addition, there can be no assurance that third parties will not assert infringement or misappropriation claims against us, or assert claims that our rights in our trademarks, service marks and other intellectual property assets are invalid or unenforceable. Any such claims could have a material adverse effect on us or our franchisees if such claims were to be decided against us. If our rights in any intellectual property were invalidated or deemed unenforceable, it could permit competing uses of intellectual property which, in turn, could lead to a decline in restaurant revenues and sales of other branded products and services (if any). If the intellectual property became subject to third-party infringement, misappropriation or other claims, and such claims were decided against us, we may be forced to pay damages, be required to develop or adopt non-infringing intellectual property or be obligated to acquire a license to the intellectual property that is the subject of the asserted claim. There could be significant expenses associated with the defense of any infringement, misappropriation, or other third-party claims.

Our delivery initiatives and use of third-party delivery vendors subjects us and our franchisees to a variety of risks related to the delivery of our products by third parties and may not generate expected returns. There can be no assurance that delivery vendors will not take actions that could have a material adverse effect on our brands and/or subject us to increased litigation and costs. Our delivery initiatives also introduce new operating procedures to our and our franchisees' restaurants, which could adversely affect the business, brands, and the experience of our guests.

Our business depends on the proper allocation of our human capital and our ability to attract and retain talented management and other key employees. We have dedicated brand resources for key functions such as marketing, consumer insights and operations and a shared service model for certain other functions such as legal, technology and human resources. There can be no assurance that our allocation of our human capital will effectively meet the needs of our business and brands. Further, our business is based on successfully attracting and retaining talented employees. The market for highly skilled employees and leaders in our industry is extremely competitive. If we are less successful in our recruiting efforts, or if we are unable to retain management and other key employees, our ability to develop and deliver successful products and services may be adversely affected. Effective succession planning is also important to our long-term success. The departure of a key executive or employee and/or the failure to ensure an effective transfer of knowledge and a smooth transition upon such departure may be disruptive to the business and could hinder our strategic planning and execution.

Our failure or the failure of our franchisees to comply with federal, state and local governmental regulations may subject us to losses and harm our brands. We and our franchisees are subject to a variety of laws enacted, or rules and regulations promulgated by federal, state and local governmental authorities that govern our operations. We are subject to the Fair Labor Standards Act (which governs such matters as minimum wage, overtime, collective bargaining and other working conditions), along with the Americans with Disabilities Act (which provides civil rights protections to individuals with disabilities in the context of employment, public accommodations, and other areas), the Immigration Reform and Control Act of 1986, various family leave mandates and various other laws, rules, and regulations promulgated by federal, state and local governmental authorities that govern these and other employment matters, including tip credits, working conditions, safety standards, collective bargaining and immigration status. There have been several complaints alleging franchisors to be joint employers with franchisees. Although we do not consider ourselves to be joint employers with our franchisees, there can be no assurance that other franchisors will not receive similar complaints in the future which may result in legal proceedings based on the actions of franchisees. Increases in payroll expenses as a result of any federal, state, and local mandated increases in the minimum wage or changes to the tip credit may negatively impact our and our franchisees' profitability. Enactment and enforcement of various federal, state and local laws, rules and regulations on immigration, collective bargaining and labor organizations as well as rules and regulations relating to employment practices may adversely impact the availability and costs of labor in a particular area or across the United States. Other labor shortages, unionization or increased team member turnover could also impact labor costs. In addition, our vendors may be affected by higher minimum wage standards or availability of labor, which may increase the price of goods and services they supply to us. The Patient Protection and Affordable Care Act has impacted our franchisees' employee costs in some respects. There are no assurances that a combination of cost management and price increases can accommodate all of the costs associated with compliance.

We and our franchisees are subject to extensive federal, state and local governmental regulations, including those relating to food safety and inspection and the preparation and sale of food and alcoholic beverages. Disruptions within any government agencies could impact the U.S. food industry, which may have an adverse effect on our business. We and our franchisees are also subject to laws and regulations relating to building and zoning requirements. Our and our franchisees' restaurants are also subject to licensing and regulation by alcoholic beverage control, health, sanitation, safety and fire agencies in the state, county and/or municipality where the restaurant is located. We cannot assure you that we or our franchisees will not encounter material difficulties or failures, including with respect to obtaining and maintaining required licenses and approvals, which could impact the continuing operations of an existing restaurant, or delay or prevent the opening of a new restaurant.

In addition, we are subject to laws and regulations, which vary from jurisdiction to jurisdiction, relating to nutritional content and menu labeling. Compliance with these laws and regulations may lead to increased costs and operational complexity and may increase our exposure to governmental investigations or litigation. In connection with the continued operation or remodeling of certain restaurants, we and our franchisees may be required to expend funds to meet federal, state, local and international regulations. The inability to obtain or maintain such licenses or publicity resulting from actual or alleged violations of such laws could have an adverse effect on our results of operations.

We are subject to federal regulation and certain foreign and state laws, including state laws that govern the offer and sale of franchises. Many state franchise laws contain provisions that supersede the terms of franchise agreements, including provisions concerning the termination or non-renewal of a franchise. Some state franchise laws require that certain materials be registered before franchises can be offered or sold in that state. The failure to obtain or retain licenses or approvals to sell franchises could adversely affect us and the franchisees. Changes in, and the cost of compliance with, government regulations could have a material effect on operations.

Finally, regulatory changes or actions under current or future U.S. political administrations may impact the laws or regulations described above. We cannot predict whether or when any of these potential changes in law might become effective in any jurisdiction nor the impact, if any, of these changes to our business.

We are subject to risks associated with self-insurance for medical, dental and vision benefits. We self-insure all of our employee medical, dental and vision benefits. We maintain a per claim stop loss coverage but do not maintain coverage at an aggregate level. Our reserves are based on historical loss trends that may not correlate to actual loss experience in the future. If we experience an unexpectedly large number of claims that result in costs or liabilities in excess of our projections, our reserves may prove to be insufficient and we may be exposed to significant and unexpected losses. For these and other reasons, including our inability to renew stop loss coverage at competitive rates, we are subject to risks associated with self-insurance that may have an adverse effect on our financial condition and operating results.

In addition, access to personal medical information is regulated by federal, state and/or local laws as well as by certain third-party agreements. If our security and information systems or the systems of our third-party vendors are compromised, we could be subject to costly litigation or penalties and our reputation and operations could be adversely affected.

Any inability or failure to execute on a comprehensive business continuity plan following a major natural disaster such as an earthquake, tornado, flood or a man-made disaster, including terrorism, civil unrest or a cyber incident, at or affecting our corporate facilities could materially adversely impact our business. Our corporate systems and processes and corporate support for our restaurant operations are handled primarily at our restaurant support centers. We have disaster recovery procedures and business continuity plans in place to address most events of a crisis nature, including earthquakes, tornadoes, floods and other natural or man-made disasters, and back up and off-site locations for recovery of electronic and other forms of data and information. However, if we are unable to fully implement our disaster recovery plans, we may experience delays in recovery of data, inability to perform vital corporate functions, tardiness in required reporting and compliance, failures to adequately support field operations and other breakdowns in normal communication and operating procedures that could have a material adverse effect on our financial condition, results of operation and exposure to administrative and other legal claims.

The increase in volatile and adverse weather conditions as a result of climate change could adversely affect our restaurant sales or results of operations. There is growing concern that climate change and global warming have caused and may continue to cause more severe, volatile weather or extended droughts, which could increase the frequency and duration of weather impacts on our operations. Adverse weather conditions have in the past and may again impact guest traffic at our restaurants and, in more severe cases such as hurricanes, tornadoes, wildfires or other natural disasters, cause temporary restaurant closures, all of which negatively impact our restaurant sales. In addition, our supply chain is subject to increased costs caused by the effects of climate change, diminishing energy and water resources. We may be forced to source ingredients from new geographic regions, which could impact quality and taste, and increase our costs. These factors are beyond our control and, in many instances, unpredictable. Climate change and government regulation relating to climate change also could result in construction delays for new restaurants and interruptions to the availability or increases in the cost of utilities.

Development initiatives outside our core business could negatively impact our brands. Our business expansion into virtual brands, dual-branded restaurants, and non-traditional restaurant formats, including restaurants with a smaller footprint, restaurants located in non-traditional locations and restaurants that operate on a delivery-only and/or ghost kitchen basis, could create new risks to our brands and reputation.

Failure of our internal controls over financial reporting and future changes in accounting standards may cause adverse unexpected operating results, affect our reported results of operations or otherwise harm our business and financial results. Our management is responsible for establishing and maintaining effective internal controls over financial reporting. Internal controls over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that we would prevent or detect a misstatement of our financial statements or fraud. Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud. A significant financial reporting failure or material weakness in internal control over financial reporting could cause a loss of investor confidence and decline in the market price of our common stock.

A change in accounting standards can have a significant effect on our reported results and may affect our reporting of transactions before the change is effective. New pronouncements and varying interpretations of pronouncements have occurred and may occur in the future. Changes to existing accounting rules or the questioning of current accounting practices may adversely affect our reported financial results. Additionally, our assumptions, estimates and judgments related to complex accounting matters could significantly affect our financial results. Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations are highly complex and involve many subjective assumptions, estimates and judgments by us. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments by us could significantly change our reported or expected financial performance.

Changes in tax laws and unanticipated tax liabilities could adversely affect our financial results. We are subject to income and other taxes in the United States and foreign jurisdictions. Any significant changes in U.S. or foreign laws and related authoritative interpretations could affect our tax expense and profitability. We are also impacted by the outcome of tax audits, which could have a material effect on our results of operations and cash flows in the period or periods for which that determination is made. In addition, our effective income tax rate and our results may be impacted by our ability to realize deferred tax benefits and any increases or decreases of our valuation allowance applied to our deferred tax assets.

Declines in our financial performance have resulted in and could result in future impairment charges. United States generally accepted accounting principles ("U.S. GAAP") require annual (or more frequently if events or changes in circumstances warrant) impairment tests of goodwill, intangible assets and other long-lived assets. Generally speaking, if the carrying value of the asset is in excess of the estimated fair value of the asset, the carrying value will be adjusted to fair value through an impairment charge. Fair values of goodwill and intangible assets are primarily estimated using discounted cash flows based on five-year forecasts of financial results that incorporate assumptions including, among other things, same-restaurant sales trends, future development plans, brand-enhancing initiatives, restaurant closures and an appropriate discount rate. Fair values of long-lived tangible assets are primarily estimated using discounted cash flows over the estimated useful lives of the assets. Significant underachievement of forecasted results or changes in the discount rate assumption could reduce the estimated fair value of these assets below the carrying value, requiring non-cash impairment charges to reduce the carrying value of the asset. In 2020, we recognized several significant impairment charges and could incur similar charges in the future. As of December 31, 2023, our total stockholders' deficit was $251.0 million. Any significant impairment write-down of goodwill, intangible assets or long-lived assets in the future could increase the stockholders' deficit. Repurchases of our common stock will also increase the stockholders' deficit. While such a deficit balance does not create an event of default in any of our contractual agreements, the negative perception of such a deficit could have an adverse effect on our stock price and could impair our ability to obtain new financing, or refinance existing indebtedness on commercially reasonable terms or at all.

Failure to meet investor and stakeholder expectations regarding environmental, social and corporate governance ("ESG") matters may damage our reputation. There is an increasing focus from certain investors, customers, consumers, employees and other stakeholders concerning ESG matters. Additionally, public interest and legislative pressure related to public companies' ESG practices continue to grow. If our ESG practices fail to meet investor, customer, consumer, employee or other stakeholders' evolving expectations and standards for responsible corporate citizenship in areas including environmental stewardship (such as greenhouse gas emissions) and animal health and welfare, Board of Directors and employee diversity, human capital management, corporate governance and transparency, our reputation, brand, appeal to investors and employee retention may be negatively impacted, which could have a material adverse effect on our business or financial condition.

Many factors, including those over which we have no control, affect the trading volatility and price of our stock. Many factors, in addition to our operating results, may have an impact on the trading volatility and price of our common stock. These factors include general economic and market conditions, publicity regarding us, our competitors, or the restaurant industry generally, changes in financial estimates by securities analysts, changes in financial or tax reporting and accounting principles or practices, trading activity in our common stock, overall liquidity and the impact of our capital allocation initiatives, including any future stock repurchase programs or dividend declarations. Many of these factors are outside of our control, and any failure to meet market expectations whether for sales growth, earnings per share or other metrics could cause our share price to decline.

Our actual operating and financial results in any given period may differ from guidance we provide to the public, including our most recent public guidance. From time to time, in press releases, SEC filings, public conference calls and other contexts, we have provided guidance to the public regarding current business conditions and our expectations for our future financial results. We expect that we will provide guidance periodically in the future. Our guidance is based upon a number of assumptions, expectations and estimates that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In providing our guidance, we also make various assumptions with respect to our future business decisions, some of which will change. Our actual financial results, therefore, may vary from our guidance due to our inability to meet the assumptions upon which our guidance is based and the impact on our business of the various risks and uncertainties described in these risk factors and in our public filings with the SEC. Variances between our actual results and our guidance may be material. To the extent that our actual financial results do not meet or exceed our guidance, the trading prices of our securities may be materially adversely affected.

The novel coronavirus (COVID-19) pandemic has disrupted and may further disrupt our business, which could further materially affect our operations, and business and financial results. In addition, any other epidemic, disease outbreak or public health emergency may result in similar adverse effects. The COVID-19 pandemic has impacted and may continue to impact sales and traffic at our and our franchisees' restaurants, may make it more difficult to staff restaurants and, in more severe cases, may damage our reputation, cause an inability to obtain supplies, increase commodity costs or continue to cause partial or total closures of impacted restaurants. The extent to which the COVID-19 pandemic and other epidemics, disease outbreaks or public health emergencies will impact our business, liquidity, financial condition, and results of operations, will depend on numerous evolving factors that we may not be able to accurately predict or assess, including the duration and scope of the pandemic; the negative impact on the economy; the short and longer-term impacts on the demand for restaurant services and levels of consumer confidence; the ability of us and our franchisees to successfully navigate the impacts; government action, including restrictions on restaurant operations; increased unemployment; and reductions in consumer discretionary spending. Even if a virus or other disease does not spread significantly, the perceived risk of infection or health risk may damage our reputation and adversely affect our business, liquidity, financial condition and results of operations. The COVID-19 pandemic has heightened many of the other risks described in this *Item 1A - Risk Factors*.

Risks Related to Our Franchised Business Model

Restaurant development plans under development agreements may not be implemented effectively and developed restaurants may not achieve desired results. We rely on franchisees to develop Applebee's, IHOP and Fuzzy's restaurants. From time to time, our franchisees have failed to fulfill their commitments to build new restaurants in the numbers and within the timeframes required by their development agreements, and we expect that this will continue to varying degrees in the future. Restaurant development and the success of restaurants opened by our franchisees involve substantial risks, including the following:

- the demand for Applebee's, IHOP and Fuzzy's restaurants and the selection of appropriate franchisee candidates;

- costs of construction, permit issuance and regulatory compliance;

- the availability of suitable locations and terms for potential development sites, including lease or purchase terms for new locations;

- the availability of financing, at acceptable rates and terms, to both franchisees and third-party landlords, for restaurant development and/or implementation of our business strategy through new remodel programs and other operational changes;

- delays in obtaining construction permits and in completion of construction;

- competition for suitable development sites;

- challenges in the general labor market and our franchisees' ability to maintain adequate staffing of restaurants;

- changes in governmental rules, regulations, and interpretations (including interpretations of the requirements of the Americans with Disabilities Act); and

- general economic and business conditions.

Additionally, developed restaurants may not achieve desired revenue or cash flow levels once opened. This could result in restaurant closures, which may be significant in number, and may cause our royalty revenues and financial performance to decline. The inability to open new restaurants that achieve and sustain acceptable sales volumes and/or the closure of existing restaurants that do not achieve or sustain acceptable sales volumes may have a material adverse effect on our business and financial condition.

We are significantly franchised; as a result, we are highly dependent upon our franchisees. All IHOP and Applebee's and almost all Fuzzy's restaurants are owned and operated by our franchisees. Our dependence on our franchisees could adversely affect us, our brands, and our business, financial condition and results of operations. Our financial results are significantly contingent upon the performance of our franchised restaurants because we derive a substantial portion of our revenues from royalties that are based on a percentage of gross sales at franchised restaurants. Worsening economic conditions and declining trends in sales, traffic and/or average check could impact the performance of our franchised restaurants, resulting in lower royalty, advertising fund and other payments from franchisees. If declining conditions persist, franchisee profitability and financial health may worsen and franchisees may suffer from financial, personal or other difficulties, including insolvency. Franchisees may also experience financial risks unrelated to the operation of restaurants under our brands, such as a decline in performance of other brands or businesses held by franchisees. Additionally, lenders to our franchisees may be less likely to provide current or prospective franchisees necessary financing on favorable terms, or at all, due to market conditions and our or our franchisees' operating results. These and other factors could impact franchisees' ability to make royalty and other payments owed to us when due and franchisees could default on their financial obligations to us. A decrease in franchisee profitability as well as other reasons could also cause franchisees' failure or inability to meet new restaurant development obligations and other obligations such as maintenance or remodel requirements and rent obligations for certain leases on which we retain contingent liability.

Additionally, our franchise agreements have expiration dates. Upon expiration, franchisees are generally offered new franchise agreements in order to extend the franchise relationship. We or the franchisee may or may not elect to enter into these successor franchise agreements based on a number of factors, including a failure to meet our criteria, lack of interest by either party and/or the inability of franchisees to enter into successor franchise agreements. It is expected that, in the ordinary course of business, some franchise agreements will expire without successor franchise agreements. As our franchise portfolio matures with initial franchise agreements that are successfully renewed being replaced with renewal or successor franchise agreements, we generally expect to see a larger number of franchise agreements coming up for renewal on an annual basis due to the fact that the duration of renewal agreements is less than the duration of initial franchise agreements. We continue to have a substantial number of franchise agreements set to expire for our brands. We cannot ensure that renewal or successor franchise agreements or extensions will be entered into once the current term expires. This may result in reduced royalties and other payments due to a decrease in the number of restaurants operating under our brands.

As independent third parties, franchisees own, operate and oversee the daily operations of their restaurants and their employees are not our employees. Accordingly, we do not control their actions. While our franchise agreements are designed to maintain brand consistency, having almost all franchisee-operated restaurants may expose us to risks not otherwise encountered if we maintained ownership and control of all of the restaurants. Franchisees may breach the terms of their franchise agreements in a manner that adversely affects our brands, such as failing to operate restaurants in accordance with our required standards, and we may be limited in our ability to enforce franchise obligations. Franchisees are required to conform to specified product quality standards and other requirements pursuant to their franchise agreements in order to protect our brands and to optimize restaurant performance. If franchisees do not successfully operate their restaurants in a manner consistent with our standards, or customers have negative experiences due to issues with food quality or operational execution, our reputation and brands could suffer, and we could be subject to claims by guests even if we are not legally liable for the franchisee's actions or failure to act. This could result in a material adverse effect on our business. The quality of franchisees' operations may also be diminished by factors beyond our control, including a lack of investment in enhancing or maintaining acceptable standards for restaurant operations due to financial and other constraints. Franchisees also may fail or be unable to hire or retain qualified managers and other personnel and training of managers and other personnel may be inadequate. These and other such negative factors could reduce franchisees' restaurant revenues, impact payments to us under the franchise agreements and could have a material adverse effect on us.

Various other risks associated with the operation of a franchised business model that may have a material adverse effect on our business or financial condition include:

- inability or unwillingness of franchisees to participate in implementing changes or to participate in business strategy changes;

- inability or unwillingness of franchisees to support our marketing programs and strategic initiatives;

- inability of franchisees to participate in business strategy changes due to financial constraints;

- failure of franchisees to report sales information accurately;

- greater proportional impact of general and administrative expenses on our business and financial condition; and

- inability to retain franchisees in the future, both in terms of number and quality, and inability to attract, retain and motivate sufficient numbers of franchisees of the same caliber, including top performing franchisees.

While we try to maintain positive working relationships with our franchisees, the nature of the franchisor-franchisee relationship inherently subjects us to potential disagreements with our franchisees on matters pertaining to the business and/or our brands. From time to time, we have experienced, and we may continue to experience, poor franchise relations caused by the efforts of one or more of our larger franchisees or an organized franchise association.

Concentration of Applebee's franchised restaurants in a limited number of franchisees subjects us to greater risk. As of December 31, 2023, Applebee's franchisees operated 1,536 Applebee's restaurants in the United States. Of those restaurants, the ten largest Applebee's franchisees owned 1,210 restaurants, representing 79% of all franchised Applebee's restaurants in the United States. The largest Applebee's franchisee owned 439 restaurants, representing 29% of all franchised Applebee's restaurants in the United States. The concentration of franchised restaurants in a limited number of franchisees subjects us to a potentially higher level of risk with respect to such franchisees because their obligations to us, including financial obligations, are greater as compared to those franchisees with fewer restaurants. The risk associated with these franchisees is also greater where franchisees are the sole or dominant franchisee for a particular region of the United States, as is the case for most domestic Applebee's franchised territories. In particular, if any of these franchisees experience financial or other difficulties, the franchisee may default on its obligations under multiple franchise agreements, notes receivable or other agreements, including payments to us and the maintenance and improvement of its restaurants. From time to time, we may work with our franchisees who are experiencing financial difficulties to assess and address their financial health and their ability to satisfy their financial obligations to us. In certain of these situations, we may agree to alternative arrangements with franchisees for the payment of amounts due to us under our franchise and other agreements. We cannot assure you that these arrangements will be successful, nor can we assure you that they will result in us receiving all or any of the amounts due to us under our franchise agreements, notes receivable and other agreements. Any franchisee that owns and operates a significant number of Applebee's restaurants and fails to comply with other obligations under the franchise agreement, such as those relating to the quality and preparation of food and maintenance of restaurants, could cause significant harm to the Applebee's brand and subject us to claims by consumers even if we are not legally liable for the franchisee's actions or failure to act. Development rights for Applebee's restaurants are also concentrated among a limited number of existing franchisees. If any of these existing franchisees experience financial difficulties, future development of Applebee's restaurants may be materially adversely affected.

An insolvency or bankruptcy proceeding involving a franchisee could prevent or delay the collection of payments or the exercise of rights under the related franchise agreement. An insolvency proceeding involving a franchisee could prevent or delay us from collecting payments or exercising any of our other rights under the related franchise agreement. If a franchisee is subject to bankruptcy or insolvency proceedings, a bankruptcy court may prevent the termination of the related franchise and development agreement. In particular, the protection of the statutory automatic stay that arises under Section 362 of the United States Bankruptcy Code upon the commencement of a bankruptcy proceeding by or against a franchisee may prohibit us from terminating a franchise agreement previously entered into with a franchisee. Furthermore, a franchisee that is subject to bankruptcy proceedings may reject the franchise agreement in which case we would be limited to a general unsecured claim against the franchisee's bankruptcy estate on account of breach-of-contract damages arising from the rejection. Payments previously made to us by a franchisee that is subject to a bankruptcy proceeding also may be recoverable from us on behalf of the franchisee as a preferential transfer under the United States Bankruptcy Code.

We are subject to credit risk from our IHOP franchisees operating under our Previous IHOP Business Model, and a default by these franchisees may negatively affect our cash flows. Prior to 2003, new IHOP restaurants were generally developed by us, and we were involved in all aspects of the construction and financing of the restaurants. We typically identified and leased or purchased the restaurant sites for new company-developed IHOP restaurants, built and equipped the restaurants and then franchised them to franchisees. In addition, we typically financed as much as 80% of the franchise fee for periods ranging from five to eight years and leased the restaurant and equipment to the franchisee over a 25-year period. Therefore, in addition to franchise fees and royalties, the revenues received from an IHOP franchisee operating under the Previous IHOP Business Model may include, among other things, lease or sublease rents for the restaurant property building, rent under an equipment lease and interest income from the financing arrangements for the unpaid portion of the franchise fee under the franchise notes. If any of these IHOP franchisees were to default on their payment obligations to us, we may be unable to collect the amounts owed under the building property lease/sublease agreement and our notes and equipment contract receivables, as well as outstanding franchise royalties. The additional amounts owed to us by each of these IHOP franchisees subject us to greater credit risk and defaults by IHOP franchisees operating under our Previous IHOP Business Model and may negatively affect our cash flows. Of the 1,696 IHOP domestic franchise and area license restaurants as of December 31, 2023, approximately 571 restaurants have property lease/sublease agreements and/or notes and equipment contract obligations outstanding.

We and our franchisees are subject to potential losses that may not be covered by insurance. We and our franchisees may have insufficient insurance coverage to cover all of the potential risks associated with the ownership and operation of restaurants. We and our franchisees may have insufficient funds to cover future unanticipated increases in insurance premiums or losses that are not covered by insurance. Certain extraordinary hazards may not be insurable and insurance may not be available (or may be available only at prohibitively expensive rates) with respect to many other risks. Moreover, there is no assurance that any loss incurred will not exceed the limits on the policies obtained, or that claim payments on such policies will be received on a timely basis. Further, there can be no assurance that any such payments, even if obtained on a timely basis, will prevent losses to franchisees or enable timely franchise payments. Accordingly, in cases in which a franchisee experiences increased insurance premiums or must pay out-of-pocket claims, the franchisee may not have the funds necessary to make franchise and other payments to us, and franchisees may be unable to perform other obligations under their franchise agreements.

If franchisees and other licensees do not observe the required quality and trademark usage standards, our brands may suffer reputational damage, which could in turn adversely affect our business. We license our intellectual property to our franchisees, product suppliers, manufacturers, distributors, advertisers and other third parties. The franchise agreements and other license agreements require that each franchisee or other licensee use our intellectual property in accordance with established or approved quality control guidelines. However, there can be no assurance that the franchisees or other licensees will use the intellectual property assets in accordance with such guidelines. Franchisee and licensee noncompliance with the terms and conditions of the governing franchise agreement or other license agreement may reduce the overall goodwill associated with our brands. Franchisees and other licensees may refer to our intellectual property improperly in communications, resulting in the weakening of the distinctiveness of our intellectual property. There can be no assurance that the franchisees or other licensees will not take actions that could have a material adverse effect on our intellectual property.

In addition, even if the licensee product suppliers, manufacturers, distributors, or advertisers observe and maintain the quality and integrity of our intellectual property assets in accordance with the relevant license agreement, any product manufactured by such suppliers may be subject to regulatory sanctions and other actions by third parties which can, in turn, negatively impact the perceived quality of our restaurants and the overall goodwill of our brands, regardless of the nature and type of product involved. Any such sanctions or actions could reduce restaurant revenues and corresponding franchise payments to us.

Our business strategy may not achieve anticipated results. We expect to continue to apply a business strategy that includes operation of a significantly franchised restaurant system across multiple brands and brand-specific business strategies suited to each brand. There can be no assurance that the business strategy we apply to one franchise system will be suitable or will achieve results similar to the application of such business strategy to another franchise system. In addition, operational improvement, purchasing and other strategic initiatives for any of our brands may not be successful or achieve the desired results, and there can be no assurance that franchisees will respond favorably to such initiatives. Additionally, our strategic initiatives may subject us and our franchisees to new and additional risks. Our business strategy includes the addition of new brands to our restaurant portfolio through mergers and acquisitions. There can be no assurance that any such transaction will be successful or produce favorable financial or other results.

Risks Related to Operating in the Restaurant Industry

Our performance is subject to risks associated with the restaurant industry, including the highly competitive nature of the industry. We derive a substantial portion of our revenues in the form of royalties based on the gross sales of our franchised restaurants. Sales and profitability of these restaurants may be negatively impacted by a number of factors associated with operating in the restaurant industry, some of which are outside of our control. These factors include:

- changes in consumer behavior driven by macro-level shifts in retail, technology, media, e-commerce, global safety and demography which may impact where, when, whether and how often customers visit full-service restaurants;

- declines in comparable restaurant sales growth rates due to: (i) failure to meet or adequately adapt to changing customer expectations for food type, quality and taste, or to innovate and develop new menu items to retain existing customers and attract new customers; (ii) competitive intrusions in our markets, including competitive pricing initiatives and day-part expansion by competitors; (iii) opening new restaurants that cannibalize the sales of existing restaurants; (iv) failure of national or local marketing to be effective; and (v) natural or man-made disasters or adverse weather conditions;

- negative trends in operating expenses such as: (i) increases in food and other commodity costs or related distribution costs; (ii) increases in labor costs due to minimum wage and other employment laws or regulations, immigration reform, the potential impact of union organizing efforts and tight labor market conditions; and (iii) increases in other operating costs including advertising, utilities, lease-related expenses and credit card processing fees;

- the highly competitive nature of the restaurant and related industries with respect to, among other things: (i) price, service, location, personnel and the type and quality of food; (ii) the trend toward convergence in grocery, deli, retail and restaurant services, as well as the continued expansion of restaurants into the breakfast day-part; (iii) the entry of major market players in non-competing industries into the food services market; (iv) the decline in the price of groceries which may increase the attractiveness of dining at home versus dining out; and (v) the emergence of new or improved technologies, including the use of artificial intelligence, and changes in consumer behavior facilitated by such technology;

- difficulty in increasing menu pricing to offset increased operating expenses; and

- failure to effectively manage further penetration into mature markets.

Factors outside our control may harm our brands' reputations. The success of our business is largely dependent upon brand recognition and the strength of our franchise systems. Our and our franchisees' continued success is directly dependent upon maintaining a favorable public view of the Applebee's, IHOP and Fuzzy's brands. Negative publicity (e.g., crime, scandal, litigation, on-site accidents and injuries or other harm to customers, social issues and food-borne illness) at a single Applebee's, IHOP or Fuzzy's location can have a substantial negative impact on all restaurants within their respective system. Multi-unit food service businesses such as ours can be materially and adversely affected by widespread negative publicity of any type, including through social media, but particularly regarding food quality, food-borne illness, food tampering or preparation, obesity, discrimination or bias, injury or other health concerns with respect to certain foods and actions of our or our franchisees' managers or employees, regardless of whether such claims are accurate or valid.

The risk of food-borne illness or food tampering cannot be completely eliminated. Any outbreak of food-borne illness or other food-related incidents attributed to Applebee's, IHOP or Fuzzy's restaurants or within the food service industry or any widespread negative publicity regarding the Applebee's, IHOP or Fuzzy's brands or the restaurant industry in general could harm our reputation. Even where such food-related incidents occur solely at restaurants of our competitors or within the industry, our business could be adversely affected by negative publicity about the restaurant industry generally. Our company-owned restaurants and our franchisees may produce or receive through the supply chain sub-standard or non-compliant food or beverage products. In addition, our franchisees' failure to comply with food quality and preparation requirements may subject us to potential losses, even when we are not legally liable for a franchisee's actions or failure to act. Although we maintain liability insurance, and each franchisee is required to maintain liability insurance pursuant to its franchise agreements, a liability claim could injure the reputation of all Applebee's, IHOP or Fuzzy's restaurants, whether or not it is ultimately successful.

A lack of availability of suitable locations for new restaurants or a decline in the quality of the locations of our current restaurants may adversely affect our sales and results of operations. The success of our brands depends in large part on restaurant locations. As demographic and economic patterns change, current locations may not continue to be attractive or profitable. Potential declines in neighborhoods where restaurants are located or adverse economic conditions in areas surrounding those neighborhoods could result in reduced sales in those locations. In addition, desirable locations for new restaurant openings or for the relocation of existing restaurants may not be available at an acceptable cost when we identify a particular opportunity for a new restaurant or relocation. Additionally, restaurant revitalization initiatives may not be completed as and when projected and may not produce the results we expect. We also may be unable to operate effectively in new and/or highly competitive geographic regions or local markets in which our franchisees have limited operating experience.

We may experience shortages or interruptions in the supply or delivery of food and other products from third parties or in the availability of utilities. Our and our franchised restaurants are dependent on frequent deliveries of fresh produce, food, beverages and other products. Shortages or interruptions in food and beverage supplies may result from a variety of causes, including shortages due to climate change, adverse weather, labor unrest, labor shortages, political unrest, terrorism, pandemics, epidemics, outbreaks of food-borne illness, disruption of operation of production facilities, financial difficulties (including bankruptcy) of our distributors or suppliers or other unforeseen circumstances. Such shortages could adversely affect our and our franchisees' ability to operate our restaurants and, in turn, affect our and our franchisees' revenue and profits. Additionally, the inability to secure adequate and reliable supplies or distribution of food and beverage products could limit our ability to make changes to our core menus or offer promotional "limited time only" menu items, which may limit our ability to implement our business strategies. Our and our franchisees' restaurants bear risks associated with the timeliness of deliveries by suppliers and distributors as well as the solvency, reputation, labor relationships, freight rates, prices of raw materials and health and safety standards of each supplier and distributor. Other significant risks associated with our suppliers and distributors include improper handling of food and beverage products and/or the adulteration or contamination of such food and beverage products. Disruptions in our relationships with suppliers and distributors may reduce the payments we receive from our franchisees or our pancake and waffle dry mix distributors or the profits generated by our company-operated restaurants. In addition, interruptions to the availability of gas, electric, water or other utilities may adversely affect the operations of our and our franchised restaurants.

Any inability to effectively manage or forecast appropriate inventory levels may adversely affect our business. Effective management of inventory levels depends, in part, on our ability to anticipate and respond in a timely manner to changing consumer demand and preferences. From time to time, we may carry excessive inventory resulting from menu events that vary from forecasted demand which may result in financial loss to us and/or to our franchisees. Conversely, if we underestimate demand, we may experience inventory shortages, which may result in lost revenues.

A failure to develop and implement innovative marketing and guest relationship initiatives, ineffective or improper use of social media or other marketing initiatives and increased advertising and marketing costs could adversely affect our business results. If our competitors increase their spending on advertising and promotions, if our advertising, media or marketing expenses increase, or if our advertising and promotions become less effective than those of our competitors, we could experience a material adverse effect on our business results. A failure to sufficiently innovate, develop guest relationship initiatives, or maintain adequate and effective advertising could inhibit our ability to maintain brand relevance and drive increased sales.

As part of our marketing efforts, we rely on search engine marketing and social media platforms to attract and retain guests. These efforts may not be successful, resulting in expenses incurred without the benefit of higher revenues or increased employee engagement. In addition, a variety of risks are associated with the use of social media, including the improper disclosure of proprietary information, posting of negative comments about our brands or experiences in our or our franchisees' restaurants, exposure of personal information, fraud, and use of outdated information. The use, including any inappropriate or otherwise harmful use, of social media vehicles by our franchisees and their employees, guests, our employees or others in the general public could increase our costs, lead to litigation or result in negative publicity that could damage our reputation.

Changing health or dietary preferences may cause consumers to avoid Applebee's, IHOP and Fuzzy's restaurants in favor of alternative options. The food service industry as a whole rests on consumer preferences and demographic trends at the local, regional, national and international levels. Franchise development and system-wide sales depend on the sustained demand for our products, which may be affected by factors we do not control. New information regarding diet, nutrition and health and efforts by advocacy groups to influence consumer eating habits may negatively affect the demand for our food. Various additional factors such as: (i) the Food and Drug Administration's menu labeling rules; (ii) nutritional guidelines issued by the United States Department of Agriculture and issuance of similar guidelines or statistical information by state or local municipalities; (iii) academic studies; or (iv) efforts by environmental, animal health and welfare and sustainability advocacy groups, may impact consumer choice and cause consumers to select foods other than those that are offered by Applebee's, IHOP or Fuzzy's restaurants. We may not be able to adequately adapt Applebee's, IHOP or Fuzzy's restaurants' menu offerings to keep pace with developments in consumer preferences, which may result in reduced royalty revenues from a decline in demand for our food and fewer guests visiting our restaurants.

Item 1B.   Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Our cybersecurity plan, strategy, policy, standards, and processes are aligned with common security risk management framework and practices, including detailed tasks, plans and initiatives, which are reviewed and updated annually and periodically.

Our cybersecurity program is risk-based with an underlying threat modeling framework to enable us to track and measure our progress based on five pillars: strategy and foundation, teach and communicate, build and enhance, risk reduction and maturity, and security compliance. Our program framework and foundation are based on common security standards and frameworks, including ISO/IEC 27001/2:2022 and NIST Cyber Resiliency Framework and Model, in alignment with PCI DSS, privacy laws and regulatory requirements.

Our Chief Information Security Officer ("CISO") leads our cybersecurity team and is generally responsible for management of cybersecurity risk and the protection and defense of our networks and systems. Our CISO has 25 years of experience serving in various roles related to cybersecurity and information security. Our Security Steering Committee ("SSC"), chaired by our CISO, is comprised of executive level representatives from our Information Technology ("IT"), legal, enterprise risk management and internal audit teams and is responsible for oversight, evaluation and coordination of activities related to safeguards, security risk, controls, remediation activities, policy governance and other factors. Our cybersecurity plan, strategies, policies, standards, and processes are aligned with common security risk management frameworks and practices including detailed tasks, plans and initiatives. Our program also incorporates incident response plans and notification protocols, to assess and manage incidents and threats, including their materiality.

Our cybersecurity program uses layered security defenses, cyber resiliency and automation capabilities for our security functions and operations. Our cybersecurity roadmap outlines and defines the security initiatives, projects and tasks. All security efforts and projects are discussed by the SSC. Security events are identified via multiple channels, including without limitation security detection mechanisms, near real-time system alerts, out-of-bound channels and dark web monitoring. Our employees and vendor partners are also trained to report any security events to the cybersecurity team, who will escalate and notify the legal team, senior executives, and Board of Directors as needed.

Our cybersecurity risk management program is based on legal and regulatory requirements and considerations. Cybersecurity risks are included as an integral part of our broader Enterprise Risk Management ("ERM") program and reviewed quarterly by internal stakeholders comprised of cross-functional team to assess the risk level and strength of our mitigation strategies. Our cybersecurity risk assessment is performed regularly throughout the year, and may include:

- Regular cybersecurity program, risk and incidents reporting to the Board of Directors;

- Quarterly cybersecurity risk reporting to the Enterprise Risk Committee, which includes the Company's Chief Executive Officer, Chief Financial Officer, Senior Vice President, Legal, General Counsel & Secretary, Internal Audit, Chief Information Officer and CISO; and

- Monthly Security Steering Committee meetings with members from the Company's cybersecurity, ERM, IT, internal audit and legal teams.

We engage with a range of third-party cybersecurity service providers, assessors and auditors to evaluate and enhance the effectiveness of our cybersecurity program. Services provided by these third parties include 24/7 security logging, network and endpoint monitoring, vulnerability scanning, penetration testing, security incident response tabletop exercises and security and compliance posture assessments. Vendor security monitoring is an important component of our cybersecurity program to ensure our vendors are securing and protecting our critical infrastructure, data, and information, integrated with our contract management process, including security addenda and vendor security risk assessments for new contracts and annual vendor security risk assessments for critical vendors.

Our security incident response plan provides guidelines and requirements for reasonable and consistent responses to security incidents to limit damage while preserving the confidentiality, integrity and availability of Company systems and information, and reducing recovery time and cost, including but not limited to, escalation of security incidents to appropriate team members for investigation and response and documenting the required steps for investigation and remediation taken during the security incident response. We perform an annual tabletop exercise led by third-party security experts with participation from executive management and technical internal teams.

As of the date of this report, we are not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations, or financial condition.

The Board of Directors recognizes the importance of cybersecurity in safeguarding the Company's sensitive data. The Board of Directors is responsible for overseeing overall risk management for the Company. The Audit Committee receives reports from the CISO regarding the cybersecurity program. The presented topics include, but are not limited to, the status of ongoing cybersecurity initiatives, incident reports and compliance with industry standards. Members of the Board of Directors also engage in ad hoc conversations with management on cybersecurity-related news events and discuss any updates to our cybersecurity risk management and strategy programs.

Item 2. Properties.

The table below shows the location and ownership type of Applebee's, IHOP, and Fuzzy's restaurants as of December 31, 2023:

| | Applebee's [a] | IHOP [a][b] | | Fuzzy's [a] | | Total |
	Franchise	Franchise	Area License	Franchise	Company	Restaurants
United States						
Alabama	30	15	—	—	—	45
Alaska	1	4	—	—	—	5
Arizona	21	43	—	2	—	66
Arkansas	7	17	—	1	—	25
California	107	226	—	—	—	333
Colorado	22	37	—	17	—	76
Connecticut	5	11	—	—	—	16
Delaware	12	8	—	—	—	20
District of Columbia	—	2	—	—	—	2
Florida	88	—	146	8	—	242
Georgia	58	80	3	1	—	142
Hawaii	—	6	—	—	—	6
Idaho	12	7	—	—	—	19
Illinois	35	43	—	—	—	78
Indiana	56	27	—	—	—	83
Iowa	25	11	—	1	—	37
Kansas	27	31	—	8	—	66
Kentucky	26	12	—	—	—	38
Louisiana	12	30	—	1	—	43
Maine	12	4	—	—	—	16
Maryland	18	54	—	—	—	72
Massachusetts	24	22	—	—	—	46
Michigan	83	28	—	—	—	111
Minnesota	45	8	—	1	—	54
Mississippi	20	13	—	1	—	34
Missouri	45	31	—	4	—	80
Montana	7	4	—	—	—	11
Nebraska	15	7	—	—	—	22
Nevada	12	24	—	—	—	36
New Hampshire	13	6	—	—	—	19
New Jersey	55	50	—	—	—	105
New Mexico	18	15	—	—	—	33
New York	95	60	—	—	—	155
North Carolina	37	52	—	—	—	89
North Dakota	11	2	—	—	—	13
Ohio	76	37	—	1	—	114
Oklahoma	11	36	—	9	—	56
Oregon	17	13	—	—	—	30
Pennsylvania	75	27	—	—	—	102
Rhode Island	7	5	—	—	—	12
South Carolina	27	31	—	1	—	59
South Dakota	6	2	—	—	—	8
Tennessee	28	35	—	—	—	63
Texas	91	220	—	72	1	384
Utah	9	21	—	—	—	30
Vermont	3	1	—	—	—	4
Virginia	48	67	—	1	—	116
Washington	40	34	—	—	—	74
West Virginia	14	9	—	—	—	23
Wisconsin	26	18	—	1	—	45
Wyoming	4	1	—	1	—	6
Total Domestic	1,536	1,547	149	131	1	3,364

	Applebee's [a]	IHOP [a][b]		Fuzzy's [a]		Total Restaurants
	Franchise	Franchise	Area License	Franchise	Company	
International						
Bahamas	—	1	—	—	—	1
Bahrain	1	—	—	—	—	1
Brazil	10	—	—	—	—	10
Canada	12	20	8	—	—	40
Dominican Republic	2	—	—	—	—	2
Ecuador	—	7	—	—	—	7
Egypt	—	1	—	—	—	1
Guam	1	1	—	—	—	2
Guatemala	4	—	—	—	—	4
India	—	2	—	—	—	2
Kuwait	7	5	—	—	—	12
Mexico	36	54	—	—	—	90
Oman	1	—	—	—	—	1
Pakistan	—	2	—	—	—	2
Panama	3	3	—	—	—	6
Peru	—	2	—	—	—	2
Puerto Rico	8	7	—	—	—	15
Qatar	8	2	—	—	—	10
Saudi Arabia	11	1	—	—	—	12
United Arab Emirates	2	2	—	—	—	4
Total International	106	110	8	—	—	224
Totals	1,642	1,657	157	131	1	3,588

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[a] The properties identified in this table generate revenue in our franchise, rental, financing and company restaurant operating segments.

[b] There are nine IHOP restaurants in the U.S. state of Florida and five IHOP restaurants in Canada that have been sub-licensed by the area licensee.

Of the 1,657 IHOP restaurants operated by franchisees, 52 were located on sites owned by us, 519 were located on sites leased by us from third parties and 1,086 were located on sites owned or leased by franchisees. All of the IHOP restaurants operated by area licensees, 1,640 of the franchisee-operated Applebee's restaurants and all the franchisee-operated Fuzzy's restaurants were located on sites owned or leased by the area licensees or the franchisees. We owned one site on which a franchisee-operated Applebee's restaurant was located and one franchisee-operated Applebee's restaurant was located on site leased by us from third parties.

Leases of IHOP restaurants generally provide for an initial term of 20 to 25 years, with most having one or more five-year renewal options. Leases of Applebee's restaurants generally have an initial term of 10 to 20 years, with renewal terms of five to 20 years. In addition, a substantial number of the leases for both IHOP and Applebee's restaurants include provisions calling for the periodic escalation of rents during the initial term and/or during renewal terms. The leases typically provide for payment of rents in an amount equal to the greater of a fixed amount or a specified percentage of gross sales and for payment of taxes, insurance premiums, maintenance expenses and certain other costs. Historically, it has been our practice to seek to extend, through negotiation, those leases that expire without renewal options. However, from time to time, we choose not to renew a lease or are unsuccessful in negotiating satisfactory renewal terms. When this occurs, the restaurant is closed and possession of the premises is returned to the landlord.

Under our Applebee's and Fuzzy's franchise agreements, we have certain rights to gain control of a restaurant site in the event of default under the franchise agreement. Because substantially all IHOP franchised restaurants developed by us under our Previous IHOP Business Model are subleased to the franchisees, IHOP has the ability to regain possession of the subleased restaurant if the franchisee defaults in the payment of rent or other terms of the sublease.

We currently occupy approximately 93,000 square feet for our principal corporate offices and restaurant support center located in Pasadena, California, under a lease expiring in August 2035. We also lease approximately 20,000 square feet of office space in Leawood, Kansas under a lease expiring in October 2031 and lease approximately 8,000 square feet of office space in Irving, Texas under a lease expiring in February 2026.

Item 3.   Legal Proceedings.

We are subject to various lawsuits, administrative proceedings, audits, and claims arising in the ordinary course of business. Some of these lawsuits purport to be class actions and/or seek substantial damages. We are required to record an accrual for litigation loss contingencies that are both probable and reasonably estimable. Legal fees and expenses associated with the defense of all of our litigation are expensed as such fees and expenses are incurred. Management regularly assesses our insurance deductibles, analyzes litigation information with our attorneys and evaluates our loss experience in connection with pending legal proceedings. While we do not presently believe that any of the legal proceedings to which we are currently a party will ultimately have a material adverse impact on us, there can be no assurance that we will prevail in all the proceedings we are party to, or that we will not incur material losses from them.

Item 4. Mine Safety Disclosure.

Not Applicable.

PART II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock is traded on the NYSE under the symbol "DIN".

Holders

As of February 20, 2024, there were 131 holders of our common stock. This number does not include beneficial owners whose shares are held in street name by brokers and other nominees.

Dividends on Common Stock

Refer to *Note 12 - Stockholders' Deficit,* of the Notes to the Consolidated Financial Statements for information on dividends declared and paid in the fiscal years ended December 31, 2023, 2022 and 2021.

Issuer Purchases of Equity Securities

Purchases of Equity Securities by the Company

Month Period	Total number of shares purchased to satisfy tax withholding obligations[a]	Average price paid per share	Total number of shares purchased as part of publicly announced plan or programs	Approximate dollar value of shares that may yet be purchased under the plans or programs
October 2, 2023 – October 29, 2023	41,336	$ 49.25	40,560	$ 149,266,000
October 30, 2023 – November 26, 2023	44,797	$ 45.28	44,172	$ 147,266,000
November 27, 2023 – December 31, 2023	46,171	$ 46.60	43,101	$ 145,266,000
Total	132,304	$ 46.98	127,833	$ 145,266,000

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[a] These amounts represent shares owned and tendered by employees to satisfy tax withholding obligations arising upon the vesting of restricted stock awards. Shares so surrendered by the participants are repurchased by us pursuant to the terms of the plan under which the shares were issued and the applicable individual award agreements and not pursuant to publicly announced repurchase authorizations.

Stock Performance Graph

The graph below shows a comparison of the cumulative total stockholder return on our common stock with the cumulative total return on the Standard & Poor's 500 Composite Index ("S&P 500") and the Standard & Poor's Composite 1500 Restaurants Index ("Restaurants Index") over the five-year period ended December 31, 2023. The graph and table assume $100 was invested at the close of trading on the last day of trading in 2018 in our common stock and in each of the market indices, with reinvestment of all dividends. Stockholder returns over the indicated periods should not be considered indicative of future stock prices or stockholder returns.

Comparison of Five-Year Cumulative Total Stockholder Return
Dine Brands Global, Inc., S&P 500 and the Restaurants Index
(Performance Results through December 31, 2023)



	2018	2019	2020	2021	2022	2023
Dine Brands Global, Inc.	$ 100.00	$ 128.23	$ 92.86	$ 122.03	$ 107.01	$ 85.27
Standard & Poor's 500	100.00	131.49	155.68	200.37	164.08	207.21
S&P Composite 1500 Restaurants [1]	100.00	122.86	146.90	179.28	163.44	189.14

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[1] The S&P Composite 1500 Restaurants Index is a comprehensive restaurant industry index. In addition to the family dining and casual dining segments, the Index also includes the fast-casual and quick-service segments of the restaurant industry.

The foregoing performance graph is being furnished as part of this report solely in accordance with the requirement under Rule 14a-3(b)(9) to furnish our stockholders with such information, and therefore, shall not be deemed to be filed or incorporated by reference into any filings by the Company under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act.

Item 6.   [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

General

The following discussion provides analyses of our results of operations and reasons for material changes for 2023 as compared to 2022 and should be read together with the financial statements included in this Annual Report on Form 10-K. For a detailed discussion of year-to-year comparisons between fiscal 2022 and fiscal 2021, please refer to the applicable portion of "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" contained in *Part II, Item 7* of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 1, 2023, which is hereby incorporated by reference.

The financial tables appearing in Management's Discussion and Analysis present amounts in millions of dollars that are rounded from our consolidated financial statements presented in thousands of dollars. As a result, the tables may not foot or cross foot due to rounding.

The first International House of Pancakes restaurant opened in 1958 in Toluca Lake, California. Shortly thereafter, the Company's predecessor began developing and franchising additional restaurants. The Company was incorporated under the laws of the State of Delaware in 1976 with the name IHOP Corp. In November 2007, the Company completed the acquisition of Applebee's International, Inc., which became a wholly-owned subsidiary of the Company. Effective June 2, 2008, the name of the Company was changed to DineEquity, Inc. and on February 20, 2018, the name of the Company was changed to Dine Brands Global, Inc.® ("Dine Brands Global," "we" or "our"). Through various subsidiaries (see Exhibit 21, Subsidiaries of Dine Brands Global, Inc.), we own and franchise the Applebee's Neighborhood Grill + Bar® ("Applebee's") concept in the American full-service restaurant segment within the casual dining category of the restaurant industry and we own and franchise the International House of Pancakes® ("IHOP") concept in the midscale full-service restaurant segment within the family dining category of the restaurant industry. In December 2022, we acquired the Fuzzy's Taco Shop® ("Fuzzy's") concept in the Mexican limited-service restaurant segment within the fast-casual dining category of the restaurant industry and as such, Fuzzy's did not have a comparative period to report. References herein to Applebee's® and IHOP® restaurants are to these two concepts, whether operated by franchisees, area licensees or us.

Domestically, IHOP restaurants are in all 50 states and the District of Columbia, while Applebee's restaurants are located in every state except Hawaii and Fuzzy's restaurants are located in 18 states. Internationally, IHOP restaurants are in two United States territories and 13 countries, while Applebee's restaurants are in two United States territories and 12 countries. With over 3,500 franchised restaurants combined, we believe we are one of the largest full-service restaurant companies in the world. The June 2023 issue of *Nation's Restaurant News* reported that IHOP was the largest restaurant system in the midscale full-service restaurant segment and Applebee's was the largest restaurant system in the American full-service restaurant segment, in terms of United States system-wide sales during 2022.

We have a 52/53 week fiscal year ending on the Sunday nearest to December 31 of each year. For convenience, in this Annual Report on Form 10-K, we refer to all fiscal years as ending on December 31 and all interim fiscal quarters as ending on March 31, June 30 and September 30 of the respective fiscal year. There were 52 calendar weeks in our 2023, 2022, and 2021 fiscal year that ended December 31, 2023, January 1, 2023, and January 2, 2022, respectively.

Executive Summary of 2023 Results

Highlights

- We reported net income of $97.2 million, or $6.22 per diluted share, in 2023 compared to $81.1 million, or $4.96 per diluted share, in 2022;

- Applebee's reported system-wide sales were slightly lower by 0.1% in 2023 driven by a 0.8% decrease in domestic effective restaurants offset by a 0.6% increase in domestic same-restaurant sales;

- IHOP's reported system-wide sales grew 6.0% in 2023 driven by a 3.5% increase in domestic same-restaurant sales and an increase in franchise restaurants due to development;

- We generated cash from operating activities of $131.1 million;

- We returned over $57.8 million to our stockholders, comprised of $31.7 million in cash dividends and $26.1 million in the form of stock repurchases; and

- We completed a refinancing transaction and issued $500 million of Senior Secured Notes (see *Note 8 - Long-Term Debt*, of the Notes to the Consolidated Financial Statements), representing a $151.7 million reduction in our long-term debt.

Overview of 2023 Performance

Key Performance Indicators

In evaluating the performance of each restaurant concept, we consider the key performance indicators to be the system-wide sales percentage change, the percentage change in domestic system-wide same-restaurant sales ("domestic same-restaurant sales"), net franchise restaurant development/reduction and the change in total effective restaurants. Changes in both domestic same-restaurant sales and in the number of Applebee's and IHOP restaurants will impact our reported retail sales that drive franchise royalty revenues and, where applicable, rental payments under leases that partially may be based on a percentage of their sales. Net franchise restaurant development/reduction also impacts franchise revenues in the form of initial franchise fees and, in the case of IHOP restaurants, sales of proprietary pancake and waffle dry mix.

Our key performance indicators for the year ended December 31, 2023 were as follows:

	Applebee's	IHOP
System-wide sales percentage increase	(0.1)%	6.0 %
Domestic system-wide same-restaurant sales percentage increase	0.6 %	3.5 %
Net (decrease) increase in franchise restaurant development[1]	(36)	33
Net (decrease) increase in global effective restaurants[2]	(14)	32

_____

[1] Franchise and area license restaurant openings, net of closings.

[2] Change in the weighted average number of franchise, area license and company-operated restaurants open during the year ended December 31, 2023, compared to the weighted average number of those open during the prior year referenced.

A summary of our financial summary for the years ended December 31, 2023 and 2022 is as follows:

Financial Summary

	2023		Favorable (Unfavorable)		2022
	(In thousands, except per share amounts)				
Income before income taxes	$ 111,703	$	(3,082)	$	114,785
Income tax provision	(14,527)		19,147		(33,674)
Net income	$ 97,176	$	16,065	$	81,111
Effective tax rate	13.0 %		16.3 %		29.3 %
Net income per diluted share	$ 6.22	$	1.26	$	4.96
Weighted average diluted shares (in millions)	15.2		(0.7)		15.9

The primary reasons for the variances in income before income taxes are summarized as follows:

	2023 vs. 2022
	(In millions)
Increase (decrease) in gross profit:	
Franchise operations	$ 21.4
Company operations	(5.2)
Rental and Financing operations	3.1
Total gross profit increase	19.3
Increase in closure and impairment charges	(0.5)
Increase in General & Administrative ("G&A") expenses	(7.3)
Change in (gain) loss on disposition of assets	(4.9)
Increase in interest expense	(9.1)
All other	(0.6)
Decrease in income before income taxes	$ (3.1)

The decrease in income before income taxes in fiscal 2023 compared to fiscal 2022 was due to higher interest and G&A expenses and a loss on disposition of assets, partially offset by the increase in gross profit. The increase in interest expense primarily related to higher-rate securitized notes and borrowings from our revolving line of credit. The increase in G&A expenses primarily related to the inclusion of Fuzzy's operations that was acquired in December 2022 and the stopping of our

IHOP Flip'd initiative, offset by the refranchising of the 69 Applebee's company-operated restaurants in October 2022. The change in the loss on disposition of assets related to the stopping of the IHOP Flip'd initiative and disposal of related assets. The increase in gross profit in fiscal 2023 compared to fiscal 2022 was primarily due to the increases in IHOP domestic same-restaurant sales and the number of IHOP effective restaurants impacting sales of proprietary products and royalty revenue and the acquisition of Fuzzy's franchise operations in December 2022, partially offset by the decrease in company operations impacted by the sale of Applebee's company-operated restaurants in October 2022.

Our 2023 effective tax rate of 13.0% applied to pretax book income was different than the statutory Federal income tax rate of 21% primarily due to the conclusion of a state income tax audit settlement, resulting in an income tax benefit of $15.1 million. See *Note 16 - Income Taxes,* of the Notes to the Consolidated Financial Statements included in this report, for reconciliations between our effective rate and the statutory Federal income tax rate.

Domestic Same-Restaurant Sales

Restaurant Data - System-wide Sales and Domestic Same-Restaurant Sales

The following table sets forth for each of the past three years the number of Global Effective Restaurants in the Applebee's and IHOP systems and information regarding the percentage change in sales at those restaurants compared to the same periods in the prior two years. Sales at restaurants that are owned by franchisees and area licensees are not attributable to the Company and, as such, the percentage changes in sales presented below are based on non-GAAP internal sales data. However, we believe that presentation of this information is useful in analyzing our revenues because franchisees and area licensees pay us royalties and advertising fees that are generally based on a percentage of their sales, and, where applicable, rental payments under leases that partially may be based on a percentage of their sales. Management also uses this information to make decisions about future plans for the development of additional restaurants as well as evaluation of current operations.

Applebee's

	Year Ended December 31,		
Global Effective Restaurants:[a]	**2023**	**2022**	**2021**
Franchise	1,659	1,617	1,621
Company	—	56	69
Total	1,659	1,673	1,690
System-wide:[b]			
Domestic sales percentage change[c]	(0.1)%	4.7 %	34.4 %
Domestic same-restaurant sales percentage change[d]	0.6 %	5.1 %	38.2 %
Franchise:[b]			
Domestic sales percentage change[c][e]	2.9 %	5.3 %	34.4 %
Domestic same-restaurant sales percentage change[d]	0.6 %	5.1 %	38.2 %
Domestic average weekly unit sales (in thousands)	$ 54.0	$ 53.7	$ 50.9

IHOP

	Year Ended December 31,		
Global Effective Restaurants:[a]	**2023**	**2022**	**2021**
Franchise	1,629	1,597	1,571
Area license	156	156	156
Total	1,785	1,753	1,727
System-wide:[b]			
Sales percentage change[c]	6.0 %	7.7 %	38.5 %
Domestic same-restaurant sales percentage change[d]	3.5 %	5.8 %	40.2 %
Franchise:[b]			
Sales percentage change[c]	6.1 %	7.7 %	38.1 %
Domestic same-restaurant sales percentage change[d]	3.6 %	5.7 %	39.7 %
Average weekly unit sales (in thousands)	$ 38.5	$ 37.0	$ 34.9
Area License:[b]			
IHOP sales percentage change[c]	4.3 %	7.9 %	42.4 %

(a) "Global Effective Restaurants" are the weighted average number of restaurants open in a given fiscal period, adjusted to account for restaurants open for only a portion of the period. Information is presented for all Effective Restaurants in the Applebee's and IHOP systems, domestic and international, which includes restaurants owned by franchisees and area licensees as well as those owned by the Company.

(b) "System-wide sales" are retail sales at Applebee's domestic restaurants operated by franchisees and IHOP restaurants operated by franchisees and area licensees, as reported to the Company, in addition to retail sales at company-operated restaurants. Sales at restaurants that are owned by franchisees and area licensees are not attributable to the Company. An increase or decrease in franchisees' reported sales will result in a corresponding increase or decrease in our royalty revenue. Sales at company-operated restaurants and unaudited reported sales for Applebee's domestic franchise restaurants, IHOP franchise restaurants and IHOP area license restaurants for the years ended December 31, 2023, 2022 and 2021 were as follows:

	Year Ended December 31,		
Reported retail sales	**2023**	**2022**	**2021**
	(In millions)		
Applebee's domestic franchise restaurant sales	$ 4,356.6	$ 4,235.3	$ 4,021.7
Applebee's company-operated restaurants	—	126.7	146.0
IHOP franchise restaurant sales	3,258.3	3,070.0	2,850.3
IHOP area license restaurant sales	305.3	292.7	271.3
Total	$ 7,920.2	$ 7,724.7	$ 7,289.3

(c) "Sales percentage change" reflects, for each category of restaurants, the percentage change in sales in any given fiscal year compared to the prior fiscal year for all restaurants in that category.

(d) "Domestic same-restaurant sales change" reflects the percentage change in sales in any given fiscal year, compared to the same weeks in the prior year, for domestic restaurants that have been operated throughout both fiscal years that are being compared and have been open for at least 18 months. Because of new restaurant openings and restaurant closures, the domestic restaurants open throughout the fiscal years being compared may be different from year to year.

(e) Applebee's franchise sales percentage change for 2022 was impacted by the refranchising of 69 company-operated restaurants in October 2022 now reported as franchised.

Domestic Same-Restaurant Sales Trends



Quarterly Domestic Same-Restaurant Sales - Applebee's
One-Year Comparison to Comparable Prior Periods

Applebee's system-wide domestic same-restaurant sales decreased 0.5% for the three months ended December 31, 2023 and increased 0.6% for the year ended December 31, 2023, as compared to the same respective periods of 2022. The decrease for the three months ended December 31, 2023 was primarily due to a decrease in traffic, offset by an increase in average check. The increase for the year ended December 31, 2023 was primarily due to an increase in average check resulting from the successful promotional food and beverage offerings and menu price increases by franchisees, offset by a decrease in traffic.

Based on data from Black Box Intelligence, a restaurant sales reporting firm ("Black Box"), Applebee's same-restaurant sales during the three and twelve months ended December 31, 2023 underperformed the casual dining segment of the restaurant industry (excluding Applebee's) as compared with the same respective periods of 2022. The casual dining segment also experienced an increase in average customer check, partially offset by a decline in customer traffic.

Applebee's Off-premise Sales Data	Three Months Ended December 31,			Twelve Months Ended December 31,		
	2023	2022	2021	2023	2022	2021
Off-premise sales (in millions)[1]	$ 215.4	$ 250.7	$ 280.5	$ 944.1	$1,088.7	$1,241.0
% sales mix	20.8 %	23.8 %	26.8 %	22.0 %	25.3 %	30.1 %

[1] Primarily to-go, delivery and catering sales.

Applebee's off-premise sales dollars and percentage of sales mix for the three and twelve months ended December 31, 2023 decreased as compared with the same respective periods of 2022, primarily due to changing guest behavior.



Quarterly Domestic Same-Restaurant Sales - IHOP
One-Year Comparison to Comparable Prior Periods

IHOP's domestic same-restaurant sales increased 1.6% for the three months ended December 31, 2023 and increased 3.5% for the year ended December 31, 2023, as compared to the same respective periods of 2022. Most of the improvement in both periods was due to an increase in average check. The increase in average check was primarily due to an increase in menu prices, as well as a general increase in consumer spending due to larger party sizes and greater spending per person.

Based on data from Black Box, IHOP underperformed the family dining segment of the restaurant industry (excluding IHOP) for the three and twelve months ended December 31, 2023, as compared with the same respective periods of 2022. According to Black Box, the family dining segment also experienced increases in same-restaurant sales resulting from an increase in average customer check, partially offset by a decline in customer traffic.

IHOP Off-premise Sales Data	Three Months Ended December 31,			Twelve Months Ended December 31,		
	2023	2022	2021	2023	2022	2021
Off-premise sales (in millions)[1]	$ 155.9	$ 160.9	$ 169.8	$ 616.5	$ 627.4	$ 690.0
% sales mix	20.4 %	21.7 %	23.3 %	20.6 %	22.0 %	26.1 %

[1] Primarily to-go, delivery and catering sales.

IHOP's off-premise sales dollars for the three and twelve months ended December 31, 2023 decreased as compared to the same respective periods of 2022, primarily due to changing guest behavior.

Restaurant Development

Restaurant closures can occur for a variety of reasons that may differ for each restaurant and for each franchisee. Closures generally fall into one of two categories: restaurants in older locations whose retail, residential and traffic demographics have changed unfavorably over time, and restaurants with non-viable unit economics. Our franchisees are independent businesses and their decisions to close restaurants, both temporarily and permanently, can be impacted by numerous factors that are outside of our control, including but not limited to, franchisees' agreements with their lenders and landlords.

The total number of Applebee's restaurants (domestic and international) open at December 31, 2023 declined 2.1% from the number open at December 31, 2022, as franchisees opened 10 new restaurants but closed 46 restaurants. The total number of IHOP restaurants (domestic and international) open at December 31, 2023 increased 1.9% from the number open at December 31, 2022, as IHOP franchisees and area licensees opened 62 restaurants and closed 29 restaurants, resulting in net development of 33 restaurants. The total number of Fuzzy's restaurants (domestic only) open at December 31, 2023 declined 3.8% from the number open at December 31, 2022, as franchisees opened 4 new restaurants and closed 9 restaurants.

Internationally, the number of Applebee's and IHOP restaurants increased 6.2% from the number open at December 31, 2022. Franchisees of both brands opened 23 restaurants and closed 12, a net increase of 11 international restaurants. The international development activity is included in the total activity for each brand cited above.

The following tables present Applebee's and IHOP net restaurant development activity over the past three years:

	Year Ended December 31,		
	2023	2022	2021
Applebee's Restaurant Development Activity			
Summary - beginning of period:			
Franchise	1,678	1,611	1,640
Company restaurants	—	69	69
Total Applebee's restaurants, beginning of period	1,678	1,680	1,709
Domestic	1,569	1,578	1,598
International	109	102	111
Franchise restaurants opened:			
Domestic	3	4	5
International	7	12	1
Total franchise restaurants opened	10	16	6
Franchise restaurants closed:			
Domestic	(36)	(13)	(25)
International	(10)	(5)	(10)
Total franchise restaurants closed	(46)	(18)	(35)
Net franchise restaurant reduction	(36)	(2)	(29)
Refranchised from Company restaurants	—	69	—
Net franchise restaurant additions/(reductions)	(36)	67	(29)
Summary - end of period:			
Franchise	1,642	1,678	1,611
Company restaurants	—	—	69
Total Applebee's restaurants, end of period	1,642	1,678	1,680
Domestic	1,536	1,569	1,578
International	106	109	102
% Decrease in total Applebee's restaurants from prior year	(2.1)%	(0.1)%	(1.7)%

	Year Ended December 31,		
	2023	**2022**	**2021**
IHOP Restaurant Development Activity			
Summary - beginning of period:			
Franchise	1,625	1,595	1,611
Area license	156	156	158
Company	—	—	3
Total IHOP restaurants, beginning of period	1,781	1,751	1,772
Domestic	1,677	1,657	1,670
International	104	94	102
Franchise/area license restaurants opened:			
Domestic franchise	43	34	35
Domestic area license	3	3	2
International franchise	16	14	3
Total franchise/area license restaurants opened	62	51	40
Franchise/area license restaurants closed:			
Domestic franchise	(25)	(14)	(47)
Domestic area license	(2)	(3)	(3)
International franchise	(2)	(4)	(10)
International area license	—	—	(1)
Total franchise/area license restaurants closed	(29)	(21)	(61)
Net franchise/area license restaurant development (reduction)	33	30	(21)
Refranchised from Company restaurants	—	—	4
Franchise restaurants reacquired by the Company	—	—	(1)
Net franchise/area license restaurant additions (reductions)	33	30	(18)
Summary - end of period:			
Franchise	1,657	1,625	1,595
Area license	157	156	156
Company	—	—	—
Total IHOP restaurants, end of period	1,814	1,781	1,751
Domestic	1,696	1,677	1,657
International	118	104	94
% Increase (decrease) in total IHOP restaurants from prior year	1.9 %	1.7 %	(1.2)%

As of December 31, 2023, 44 franchise groups operated 131 Fuzzy's restaurants in 18 states within the United States and we had one company-owned restaurant in Texas, totaling 132 restaurants. Fuzzy's average weekly sales for the three and twelve months ended December 31, 2023 were $27,406 and $30,547, respectively.

The restaurant counts and activity presented above do not include ghost kitchens (small kitchens with no store-front presence, used to fill off-premise orders). As of December 31, 2023, there was a total of 44 ghost kitchens which include one domestic Applebee's ghost kitchen, 10 international Applebee's ghost kitchens and 33 international IHOP ghost kitchens. There were seven domestic and 15 international Applebee's ghost kitchens and 42 international IHOP ghost kitchens at December 31, 2022.

The closures presented in the tables above represent permanent closures of restaurants. Temporary closures, which can occur for a variety of reasons, are not reflected as reductions in these tables and temporarily closed restaurants are included in the summary counts at the beginning and end of each period shown. However, temporary closures are reflected in the weighted calculation of Global Effective Restaurants presented in the preceding Restaurant Data tables.

Closures of Applebee's, Fuzzy's, and IHOP restaurants adversely impact our system-wide retail sales that drive our franchise royalty revenues as well as, in the case of IHOP and Fuzzy's restaurants, sales of each brand's proprietary products. Further, with certain restaurants, we own or lease the underlying property and sublease it to the applicable franchisee. Thus, our rental income also could be adversely affected due to our obligation to make rental or other payments for such properties.

Consolidated Results of Operations - Fiscal 2023, 2022 and 2021

The tables in the following section of this Form 10-K present information from our Consolidated Statements of Comprehensive Income for our 2023, 2022 and 2021 fiscal years. The discussion of year-to-year comparisons between fiscal 2023 and fiscal 2022 can be found below.

For a detailed discussion of year-to-year comparisons between fiscal 2022 and fiscal 2021 as well as between fiscal 2021 and fiscal 2020, please refer to the applicable portion of "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" contained in *Part II, Item 7* of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which is hereby incorporated by reference.

Financial Review

Revenue		2023		Favorable (Unfavorable)		2022		Favorable (Unfavorable)		2021
				(In millions)						
Franchise operations	$	706.4	$	44.0	$	662.4	$	30.5	$	631.9
Company restaurant operations		2.1		(124.8)		126.9		(19.1)		146.0
Rental operations		120.0		3.5		116.5		2.5		114.0
Financing operations		2.6		(1.0)		3.6		(0.7)		4.3
Total revenue	$	831.1	$	(78.3)	$	909.4	$	13.2	$	896.2
% Increase				(8.6)%				1.5 %		

Our 2023 total revenue decreased $78.3 million compared to 2022, primarily due to the decrease in company restaurant operations revenue, partially offset by the increase in franchise operations revenue. Company restaurant operations revenue decreased primarily due to the sale of our 69 Applebee's company-operated restaurants to a franchisee in October 2022. Franchise operations revenue primarily increased due to the increases in IHOP and Applebee's domestic same-restaurant sales, the increase in the number of IHOP effective restaurants and the acquisition of Fuzzy's franchise operations in December 2022.

Gross Profit		2023		Favorable (Unfavorable)		2022		Favorable (Unfavorable)		2021
				(In millions)						
Franchise operations	$	362.0	$	21.5	$	340.5	$	4.5	$	336.0
Company restaurant operations		0.0		(5.1)		5.1		(4.2)		9.3
Rental operations		32.5		4.0		28.5		2.4		26.1
Financing operations		2.2		(1.0)		3.2		(0.6)		3.8
Total gross profit	$	396.7	$	19.4	$	377.3	$	2.1	$	375.2
% Increase				5.1 %				0.6 %		

Our 2023 total gross profit grew by $19.4 million compared to 2022, primarily due to the franchise operations gross profit increases cited above, partially offset by a decrease in company restaurant gross profit due to the sale of our Applebee's company-operated restaurants as noted above. Rental operations gross profit increased primarily due to a $3.5 million increase in rental income.

Franchise Operations

		2023		Favorable (Unfavorable)		2022		Favorable (Unfavorable)		2021
				(In millions, except number of restaurants)						
Global Effective Franchise Restaurants:[1]										
Applebee's		1,659		*42*		1,617		*(4)*		1,621
IHOP		1,785		*32*		1,753		*26*		1,727
Franchise Revenue:										
Applebee's	$	173.5	$	*0.3*	$	173.2	$	*5.6*	$	167.6
IHOP		218.5		*19.2*		199.3		*9.8*		189.5
Advertising		300.8		*11.5*		289.3		*14.5*		274.8
Fuzzy's		13.6		*13.0*		0.6		*0.6*		—
Total franchise revenue		706.4		*44.0*		662.4		*30.5*		631.9
Franchise Expenses:										
Applebee's		4.7		*(0.4)*		4.3		*(1.4)*		2.9
IHOP		37.6		*(7.1)*		30.5		*(9.8)*		20.7
Advertising		301.0		*(13.9)*		287.1		*(14.8)*		272.3
Fuzzy's		1.1		*(1.1)*		0.0		*0.0*		—
Total franchise expenses		344.4		*(22.5)*		321.9		*(26.0)*		295.9
Franchise Gross Profit:										
Applebee's		168.8		*(0.1)*		168.9		*4.2*		164.7
IHOP		180.9		*12.1*		168.8		*—*		168.8
Advertising		(0.2)		*(2.4)*		2.2		*(0.3)*		2.5
Fuzzy's		12.5		*11.9*		0.6		*0.6*		—
Total franchise segment profit	$	362.0	$	*21.5*	$	340.5	$	*4.5*	$	336.0
Gross profit as % of total revenue		51.3 %				51.4 %				53.2 %
Gross profit as % of franchise fees[2]		89.3 %				90.7 %				93.4 %

[1] Effective Franchise Restaurants are the weighted average number of franchise and area license restaurants open in a given fiscal period, adjusted to account for franchise and area license restaurants open for only a portion of the period.

[2] Total franchise revenue excluding advertising.

Our total franchise revenue increased $44.0 million in 2023 compared to 2022, due to the following changes:

- IHOP franchise revenue increased $19.2 million, or 9.6%, compared to 2022, primarily due to the favorable impact by a 3.5% increase in domestic franchise same-restaurant sales and an increase in the number of effective franchise restaurants, and an increase in international franchise revenue.

- Fuzzy's franchise revenue increased $13.0 million compared to 2022 due to the acquisition of Fuzzy's in December 2022.

- Advertising revenue increased $11.5 million compared to 2022, due to the increases in domestic same-restaurant sales and development activity as noted above.

Our 2023 total franchise expenses increased $22.5 million compared to 2022 due to changes in the following components:

- Advertising expenses increased $13.9 million, primarily due to a corresponding increase in advertising revenue and the 2022 recovery of an advertising fund deficit that had been recognized in prior years.

- IHOP franchise expenses increased $7.1 million, primarily due to an increase in the cost of proprietary products (primarily pancake and waffle dry mix), an increase in bad debt expense and an increase in franchisee technology support. IHOP's increase in bad debt expense resulted from the recognition of bad debt expense in 2023 compared to a bad debt recovery in 2022.

Advertising revenue and expense by brand for fiscal 2023, 2022 and 2021 were as follows:

		2023		Favorable (Unfavorable)		2022		Favorable (Unfavorable)		2021
					(In millions)					
Advertising Revenues										
Applebee's	$	180.0	$	2.6	$	177.4	$	7.8	$	169.6
IHOP		117.0		5.3		111.7		6.5		105.2
Fuzzy's		3.8		3.6		0.2		0.2		—
Total advertising revenues	$	300.8	$	11.5	$	289.3	$	14.5	$	274.8
Advertising Expenses										
Applebee's	$	180.1	$	(5.5)	$	174.6	$	(7.7)	$	166.9
IHOP		117.1		(4.8)		112.3		(6.9)		105.4
Fuzzy's		3.8		(3.6)		0.2		(0.2)		—
Total advertising expenses	$	301.0	$	(13.9)	$	287.1	$	(14.8)	$	272.3

Applebee's advertising revenue for 2023 increased 1.5% compared to 2022, primarily due to an increase in the number of effective franchise restaurants (note that advertising contributions to the NAF by company-operated restaurants are not reflected in this financial statement line item) and the increase of 0.6% in domestic franchise same-restaurant sales, partially offset by a $2.6 million decrease due to unfavorable collectability. The increase in Applebee's advertising expenses was greater than the increase in advertising revenue primarily because of the 2022 recovery of an advertising fund deficit that had been recognized in prior years. IHOP's advertising revenue for 2023 increased by 4.8%, compared to 2022, primarily due to the increase of 3.5% in domestic franchise same-restaurant sales and an increase in the number of effective franchise restaurants. The increase in IHOP advertising expenses was less than the increase in advertising revenue due to recognition of a smaller deficit in the international advertising fund compared to prior year.

It is our accounting policy to recognize any deficiency in advertising fee revenue compared to advertising expenditure, or recovery of a previously recognized deficiency in advertising fee revenue compared to advertising expenditures, in the fourth quarter of our fiscal year.

Rental Operations

		2023		Favorable (Unfavorable)		2022		Favorable (Unfavorable)		2021
					(In millions)					
Rental revenues	$	120.0	$	3.5	$	116.5	$	2.5	$	114.0
Rental expenses		87.5		0.5		88.0		(0.1)		87.9
Rental operations segment profit	$	32.5	$	4.0	$	28.5	$	2.4	$	26.1
Gross profit as % of revenue[1]		27.1 %				24.5 %				22.9 %

_____
[1] Percentages calculated on actual amounts, not rounded amounts shown above.

Rental operations relate primarily to IHOP franchise restaurants that were developed under the Previous IHOP Business Model described under *Item 1. - Business*. Rental income includes revenue from operating leases and interest income from real estate leases. Rental expenses are costs of prime operating leases and interest expense on prime finance leases on certain franchise restaurants.

Rental operations segment profit for the year ended December 31, 2023 increased compared to the same period of the prior year primarily due to lease buyouts and operating lease renewals and extensions.

Financing Operations

	2023	Favorable (Unfavorable)	2022	Favorable (Unfavorable)	2021
			(In millions)		
Financing revenues	$ 2.6	$ (1.0)	$ 3.6	$ (0.7)	$ 4.3
Financing expenses	0.4	0.0	0.4	0.1	0.5
Financing operations segment profit	$ 2.2	$ (1.0)	$ 3.2	$ (0.6)	$ 3.8
Gross profit as % of revenue[1]	85.8 %		88.4 %		89.2 %

_____

[1] Percentages calculated on actual amounts, not rounded amounts shown above.

Financing operations relate primarily to IHOP franchise restaurants that were developed under the Previous IHOP Business Model described under *Item 1. - Business*. Financing operations revenue primarily consists of interest income from the financing of IHOP equipment leases and franchise fees, as well as from notes receivable from franchisees. Financing expenses are the cost of taxes related to IHOP equipment leases.

Financing revenues decreased $1.0 million in 2023 compared to 2022. The decrease was primarily attributable to the continued amortization of the IHOP franchise fees and equipment lease portfolios.

Company Operations

	2023	Favorable (Unfavorable)	2022	Favorable (Unfavorable)	2021
Effective Company Restaurants	1	(55)	56	(13)	69
Average weekly unit sales (in thousands)	$ 25.7	$ (17.9)	$ 43.6	$ 3.0	$ 40.6
			(In millions)		
Applebee's company restaurant sales[1]	$ —	$ (126.6)	$ 126.6	$ (19.4)	$ 146.0
Applebee's company restaurant expenses[1]	—	121.5	121.5	14.3	135.8
Fuzzy's company restaurant sales	2.1	1.9	0.2	0.2	—
Fuzzy's company restaurant expenses	2.1	(1.9)	0.2	(0.2)	—
IHOP restaurant expenses[2]	—	—	—	0.9	0.9
Company restaurant segment profit (loss)	$ (0.0)	$ (5.1)	$ 5.1	$ (4.2)	$ 9.3
Gross profit (loss) as % of revenue[3]	(0.3)%		4.0 %		6.4 %

_____

[1] Related to the 69 Applebee's company-operated restaurants that were refranchised in October 2022. Company restaurant sales are retail sales at company-operated restaurants. Company restaurant expenses are operating expenses at company-operated restaurants and include food, beverage, labor, benefits, utilities, rent, depreciation and other operating costs.

[2] Costs associated with IHOP restaurants in the process of being refranchised.

[3] Calculated for Applebee's company-operated restaurants only for 2022 and 2021, and for Fuzzy's company-operated restaurants only for 2023. Percentages calculated on actual amounts, not rounded amounts shown above.

From time to time, we may reacquire restaurants from franchisees that we subsequently refranchise. These restaurants may or may not be operated by us on a temporary basis until refranchised.

For the year ended December 31, 2023, company restaurant operations included three Fuzzy's restaurants, following the acquisition of Fuzzy's in December 2022, of which two out of three restaurants were refranchised in April 2023. Applebee's company restaurant sales for the year ended December 31, 2023 decreased compared to the same period of 2022 due to the sale of the 69 Applebee's company-operated restaurants in North Carolina and South Carolina to an Applebee's franchisee in October 2022.

Company segment restaurant expenses for the year ended December 31, 2021 included $0.9 million of costs associated with certain IHOP restaurants incurred while the restaurants were being refranchised. None of the reacquired IHOP restaurants were operated during the years ended December 31, 2022 and 2021, and IHOP recorded no restaurant revenues in this period. We held no reacquired restaurants at or during the year ended December 31, 2023.

General and Administrative Expenses

	2023	Favorable (Unfavorable)	2022	Favorable (Unfavorable)	2021
			(In millions)		
G&A expenses	$ 198.1	$ (7.4)	$ 190.7	$ (18.9)	$ 171.8

G&A expenses for 2023 increased 3.8% compared to 2022, primarily due to the inclusion of Fuzzy's operations that was acquired in December 2022, the stopping of the IHOP Flip'd initiative, and increases in professional services fees, software maintenance, and personnel-related expenses. This was partially offset by the refranchising of the 69 Applebee's company-operated restaurants in October 2022 and transaction costs related to the acquisition of Fuzzy's in December 2022.

Closure and Impairment Charges

	2023	Favorable (Unfavorable)	2022	Favorable (Unfavorable)	2021
			(In millions)		
Closure charges	$ 1.6	$ 0.1	$ 1.7	$ 2.0	$ 3.7
Long-lived asset impairment	2.0	(0.6)	1.4	0.3	1.7
Total	$ 3.6	$ (0.5)	$ 3.1	$ 2.3	$ 5.4

Closure Charges

The closure charges of $1.6 million for the year ended December 31, 2023 primarily comprised of revisions to existing closure reserves, including accretion for approximately 40 IHOP restaurants closed prior to 2023. The closure charges of $1.7 million for the year ended December 31, 2022 comprised of $1.3 million for revisions to existing closure reserves, including accretion for approximately 40 IHOP restaurants closed prior to 2022 and $0.4 million related to three IHOP restaurants closed in 2022.

Impairment Charges

The Company evaluates its goodwill and the indefinite-lived Applebee's tradename for impairment annually in the fourth quarter of each year or on an interim basis if events or changes in circumstances between annual tests indicate a potential impairment. Definite-lived intangible assets and long-lived tangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable based on estimated undiscounted future cash flows.

The long-lived asset impairment of $2.0 million for the year ended December 31, 2023 was comprised of $1.7 million related to four IHOP subleased restaurants for which the carrying amount exceeded the undiscounted cash flows, $0.2 million related to the stopping of IHOP Flip'd initiative, and $0.1 million related to two Fuzzy's company-owned restaurants in Texas that were sold in April 2023. The long-lived asset impairment of $1.4 million for the year ended December 31, 2022 was comprised of $1.1 million related to the 69 Applebee's company-owned restaurants in North Carolina and South Carolina that were sold in October 2022 and $0.3 million related to two IHOP subleased restaurants. The impairment recorded represented the difference between the carrying value and the estimated fair value.

Other Income and Expense Items

	2023	Favorable (Unfavorable)	2022	Favorable (Unfavorable)	2021
			(In millions)		
Interest expense, net	$ 70.0	$ (9.3)	$ 60.7	$ 2.6	$ 63.3
Amortization of intangible assets	10.9	(0.3)	10.6	0.1	10.7
Loss (gain) on disposition of assets	2.4	(4.9)	(2.5)	4.5	2.0
Loss (gain) on extinguishment of debt	0.0	(0.2)	(0.2)	0.2	0.0
Total	$ 83.3	$ (14.7)	$ 68.6	$ 7.4	$ 76.0

Loss on Extinguishment of Debt and Interest Expense, Net

On August 12, 2022, the Company established a new revolving financing facility and the debt financing costs related to the previous credit facility were expensed for the year ended December 31, 2022. For additional details, please refer to Note 7, *Long-Term Debt,* in the Notes to the Consolidated Financial Statements.

The Company repaid the entire outstanding balance of approximately $585.1 million of its 2019 Class A-2-I Notes during the year ended December 31, 2023 and recognized a $1.7 million loss on extinguishment of debt from the write-off of the related remaining issuance costs. This loss was offset by a $1.7 million gain on extinguishment of debt from the purchase of $67.9 million of its 2019 Class A-2-I Notes under par value during the year ended December 31, 2023.

Interest expense, net, increased $9.3 million in 2023 compared to 2022, primarily due to the higher interest rate on our refinanced securitized notes as well as borrowings from and the increase in interest rate on our revolving credit facility (the "Credit Facility"), partially offset by the increase in interest income from improved yields. See the "*Liquidity and Capital Resources of the Company*" section for additional discussion related to borrowings under our Credit Facility.

Amortization of Intangible Assets

Amortization of intangible assets primarily relates to franchising rights arising from the November 2007 acquisition of Applebee's, reacquired franchise rights arising from the December 2018 acquisition of 69 Applebee's restaurants from a former franchisee, and franchising rights arising from the December 2022 acquisition of Fuzzy's. The increase in amortization expense in 2023 as compared to 2022 was due to the Fuzzy's acquisition offset by the refranchising of the Applebee's company-operated restaurants in October 2022.

Loss (Gain) on Disposition of Assets

The loss on disposition of assets for the year ended December 31, 2023 primarily related to the disposition of certain IHOP Flip'd assets. The gain on disposition of assets for the year ended December 31, 2022 primarily related to the gain on sales of the land and buildings on which three IHOP restaurants were located, the 69 Applebee's company-operated restaurants and the termination of two IHOP restaurant leases.

Income Taxes

	2023	Favorable (Unfavorable)	2022	Favorable (Unfavorable)	2021
			(In millions)		
Income tax provision	$ 14.5	$ 19.2	$ 33.7	$ (9.6)	$ 24.1
Effective tax rate	13.0 %	16.3 %	29.3 %	(9.6)%	19.7 %

The income tax provision will vary from period to period for two primary reasons: a change in pretax book income and a change in the effective tax rate. Changes in our pretax book income between 2023 and 2022 and are addressed in the preceding sections of "*Consolidated Results of Operations - Fiscal 2023, 2022 and 2021.*"

The fiscal year 2023 effective tax rate of 13.0% applied to pretax book income was different than the statutory Federal income tax rate of 21% primarily due to the conclusion of a state income tax audit settlement, resulting in an income tax benefit of $15.1 million.

The fiscal year 2022 effective tax rate of 29.3% applied to pretax book income was different than the statutory Federal income tax rate of 21% due to the state and local income taxes and the non-deductibility of executive compensation. The effective tax rate further increased due to the increase in the effective state tax rate applied to revaluing deferred tax balances. The increase in the effective state tax rate was due to the non-recurring refranchising of 69 Applebee's company-operated restaurants in the fourth quarter of 2022 and various state legislative changes.

As of each reporting date, we consider new evidence, both positive and negative, that could impact our view with regards to future realization of deferred tax assets. We believe that the future realizability of benefits arising from foreign tax credit carryforwards and certain state net operating loss carryforwards does not meet the more-likely-than-not threshold. In recognition of this risk, there is a valuation allowance of $4.4 million as of December 31, 2023.

Liquidity and Capital Resources of the Company

Our total cash balances, net of revolving credit facility borrowings, at December 31, 2023, 2022 and 2021 were as follows:

	December 31, 2023	December 31, 2022	December 31, 2021
	(In millions)		
Cash and cash equivalents	$ 146.0	$ 269.7	$ 361.4
Restricted cash, current	35.1	38.9	47.5
Restricted cash, non-current	19.5	16.4	16.4
Total cash, restricted cash and cash equivalents	200.6	325.0	425.3
Less: Revolving credit facility borrowing	(100.0)	(100.0)	—
Total cash, restricted cash and cash equivalents, net	$ 100.6	$ 225.0	$ 425.3

At December 31, 2023, we had contractual obligations to repay debt, make payments under operating leases, finance leases and financing obligations, and to purchase certain goods and services. Material cash requirements to satisfy these obligations were as follows:

Obligation	Due in Fiscal 2024	Due Thereafter	Total	Reference[1]
	(in millions)			
Long-term debt (principal)	$ 100.0	$ 1,094.0	$ 1,194.0	Note 8 - Long-term Debt
Long-term debt (interest)	72.8	218.1	290.9	Note 8 - Long-term Debt
Operating leases	80.9	321.7	402.6	Note 10 - Leases
Finance leases	8.4	45.0	53.4	Note 10 - Leases
Financing obligations	4.6	36.5	41.1	Note 9 - Financing Obligations
Purchase commitments	117.6	0.0	117.6	Note 11 - Commitments and Contingencies
Total	$ 384.3	$ 1,715.3	$ 2,099.6	

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[1] See referenced note of Notes to the Consolidated Financial Statements for additional information about the obligation.

See *Note 11 - Commitments and Contingencies,* of the Notes to the Consolidated Financial Statements, for a description of the Company's lease guarantees.

We believe that our unrestricted cash and cash equivalents on hand, cash flow from operations and the borrowing capacity available under our Credit Facility will provide us with adequate liquidity for at least the next twelve months.

Long-Term Debt

Key provisions of our long-term debt potentially impacting liquidity are summarized below. See *Note 8 - Long-term Debt,* of the Notes to the Consolidated Financial Statements, for additional detail on long-term debt, including the balances outstanding at December 31, 2023 and 2022.

Instruments

Our long-term debt includes two series of fixed rate senior secured notes, the Series 2019-1 4.723% Fixed Rate Senior Secured Notes in an initial aggregate principal amount of $600 million (the "2019 Class A-2-II Notes") and the Series 2023-1 7.824% Fixed Rate Senior Secured Notes, Class A-2 in an initial aggregate principal amount of $500 million (the "2023 Class A-2 Notes" and, together with the 2019 Class A-2-II Notes, the "Class A-2 Notes"). The Series 2019-1 4.194% Fixed Rate Senior Secured Notes, Class A-2-I (the "Class A-2-I Notes") were voluntarily repaid in full on April 17, 2023. For a description of the 2019 Class A-2-I Notes, refer to Note 8 of the Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2022.

Our long-term debt also includes a revolving financing facility, the 2022-1 Variable Funding Senior Notes, Class A-1 (the "Credit Facility") that allows for drawings up to $325 million of variable funding notes on a revolving basis and the issuance of letters of credit.

Maturity

The final maturity of the 2019 Class A-2-II Notes is in June 2049, but it is anticipated that, unless repaid earlier, the 2019 Class A-2-II Notes will be repaid in June 2026.

The final maturity of the 2023 Class A-2 Notes is in March 2053, but it is anticipated that, unless repaid earlier, to the extent permitted under the Indenture, the 2023 Class A-2 Notes will be repaid in June 2029.

The renewal date of the Credit Facility is June 2027, subject to two additional one-year extensions at the option of the Company upon the satisfaction of certain conditions.

Payment of Principal and Interest

While the Class A-2 Notes are outstanding, payment of principal and interest is required to be made on the Class A-2 Notes on a quarterly basis. The payment of principal on the Class A-2 Notes may be suspended when the leverage ratio for the Company and its subsidiaries is less than or equal to 5.25x. As of December 31, 2023, our leverage ratio was approximately 4.2x. Therefore, quarterly principal payments are not required.

Exceeding the leverage ratio of 5.25x does not violate any covenant related to the Class A-2 Notes.

On February 16, 2023, our Company's Board of Directors authorized a debt repurchase program of up to $100 million. Repurchases of the Company's debt, if any, are expected to reduce future cash interest payments, as well as future amounts due at maturity or upon redemption. Under the authorization, the Company may make repurchases of the Company's debt from time to time in the open market or in privately negotiated transactions upon such terms and at such prices as management may determine.

Make-whole Premiums

We may voluntarily repay the Class A-2 Notes at any time; however, if repaid prior to certain dates we would be required to pay make-whole premiums. As of December 31, 2023, the make-whole premium associated with voluntary prepayment of the Class A-2-II Notes was zero and will remain as such. As of December 31, 2023, the make-whole premium associated with voluntary prepayment of the Class A-2 Notes was approximately $43.5 million. We also would be subject to a make-whole premium in the event of a mandatory prepayment required following certain rapid amortization events or certain asset dispositions. The mandatory make-whole premium requirements are considered embedded derivatives that must be bifurcated for separate valuation. We estimated the fair value of these derivatives to be immaterial as of December 31, 2023, based on the probability-weighted discounted cash flows associated with either event.

Covenants and Restrictions

Our long-term debt is subject to a series of covenants and restrictions customary for transactions of this type, including maintenance of a debt service coverage ratio ("DSCR"). In general, the DSCR ratio is net cash flow for the four quarters preceding the calculation date divided by the total debt service payments of the preceding four quarters. The complete definitions of the DSCR and all calculation elements are contained in the indenture, and subsequent amendments thereto, under which the Class A-2 Notes were issued.

Failure to maintain a prescribed DSCR can trigger the following events:

- DSCR less than 1.75x - Cash Flow Sweeping Event
- DSCR less than 1.20x - Rapid Amortization Event
- Interest-only DSCR less than 1.20x - Manager Termination Event
- Interest-only DSCR less than 1.10x - Default Event

Our DSCR for the reporting period ended December 31, 2023 was approximately 3.6x.

Credit Facility

In August 2022, the Co-Issuers entered into the Credit Facility that allows for drawings up to $325 million of variable funding notes on a revolving basis and the issuance of letters of credit. The applicable interest rate under the Credit Facility depends on the type of borrowing by the Co-Issuers. The applicable interest rate for advances is generally calculated at a per annum rate equal to the commercial paper funding rate or one-, two-, three- or six-month Secured Overnight Financing Rate ("SOFR"), in either case, plus 2.50%. The applicable interest rate for swingline advances and unreimbursed draws on outstanding letters of credit is a per annum base rate equal to the sum of (a) the greatest of (i) the prime rate in effect from time to time; (ii) the federal funds rate in effect from time to time plus 0.50%; and (iii) SOFR for a one-month tenor in effect at such time plus 0.50% plus (b) 2.00%.

In August 2022, the Company borrowed $100 million against the Credit Facility, all of which was outstanding at December 31, 2023. The amount of $3.4 million was pledged against the Credit Facility for outstanding letters of credit, leaving $221.6 million of the Credit Facility available for borrowing at December 31, 2023. It is anticipated that any principal and interest on the Credit Facility outstanding will be repaid in full on or prior to the quarterly payment date in June 2027, subject to two additional one-year extensions at the option of the Company upon the satisfaction of certain conditions. The letters of credit are used primarily to satisfy insurance-related collateral requirements. The weighted average interest rate on Credit Facility borrowings for the period outstanding during the year ended December 31, 2023 was 7.68%.

Cash Flows

In summary, our cash flows for the years ended December 31, 2023 and 2022 were as follows:

	Year Ended December 31,		
	2023	2022	Variance
	(In millions)		
Net cash provided by operating activities	$ 131.1	$ 89.3	$ 41.8
Net cash used in investing activities	(30.1)	(80.9)	50.8
Net cash used in financing activities	(225.4)	(108.8)	(116.6)
Net decrease in cash, cash equivalents and restricted cash	$ (124.4)	$ (100.4)	$ (24.0)

Operating Activities

Cash provided by operating activities is primarily driven by revenues earned and collected from our franchisees, and profit from our rental operations, financing operations and our company-owned restaurants. Cash provided by operating activities increased $41.8 million during the year ended December 31, 2023 compared to the same period of the prior year. This increase was primarily attributable to the increase in gross segment profit as discussed in the preceding sections of this MD&A, a decrease in payment for incentive compensation for the 2022 fiscal year paid in 2023, tenant improvement reimbursements received in 2023 and financing activities prepaid in 2022, offset by an increase in advertising and marketing spend primarily due to the utilization of carryover advertising fund balances from prior periods.

Investing Activities

Investing activities used net cash of $30.1 million for the year ended December 31, 2023 compared to using net cash of $80.9 million for the year ended December 31, 2022, a favorable change of $50.8 million. Net cash used in investing activities in the prior year included the Company's acquisition of Fuzzy's in December 2022 (see *Note 19 - Business Acquisition* of the Notes to the Consolidated Financial Statements) as well as proceeds from the sale of assets related to the refranchising of 69 Applebee's company-operated restaurants in October 2022. Capital expenditures of $37.2 million was partially offset by principal receipts from notes, equipment contracts and other long-term receivables of $9.3 million.

The following table represents the timing of principal receipts from the Company's long-term receivables for equipment, real estate leases receivable, and other notes receivable from franchisees as of December 31, 2023:

	Principal Receipts Due By Period						
	2024	2025	2026	2027	2028	Thereafter	Total
	(In millions)						
Equipment leases[1]	$ 6.7	$ 5.5	$ 4.1	$ 2.3	$ 0.8	$ 0.3	$ 19.7
Real estate leases receivable[2]	2.0	1.3	1.3	1.4	1.5	10.9	18.4
Other notes[3]	3.8	2.1	2.0	2.2	0.7	3.7	14.5
Total	$ 12.5	$ 8.9	$ 7.4	$ 5.9	$ 3.0	$ 14.9	$ 52.6

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[1] Equipment leases receivable extend through the year 2029.
[2] Real estate leases receivable extend through the year 2042.
[3] Other notes receivable extend through the year 2028.

Financing Activities

Financing activities used net cash of $225.4 million for the year ended December 31, 2023. The net increase in cash used by financing activities of $116.6 million was primarily due to the repayment and issuance of long-term debt of $159.8 million including payment of debt issuance costs, dividends paid on common stock of $31.7 million and repurchase of common stock of $26.1 million during the year ended December 31, 2023.

Adjusted Free Cash Flow

We define "adjusted free cash flow" for a given period as cash provided by operating activities, plus receipts from notes and equipment contract receivables, less additions to property and equipment. Management uses this liquidity measure in its periodic assessments of, among other things, the amount of cash dividends per share of common stock and repurchases of common stock and we believe it is important for investors to have the same measure used by management for that purpose. Adjusted free cash flow does not represent residual cash flow available for discretionary purposes.

Adjusted free cash flow is a non-U.S. GAAP measure. This non-U.S. GAAP measure is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies. Non-U.S. GAAP measures should be considered in addition to, and not as a substitute for, the U.S. GAAP information contained within our financial statements. Reconciliation of the cash provided by operating activities to adjusted free cash flow is as follows:

	2023	Favorable (Unfavorable)	2022
		(In millions)	
Cash flows provided by operating activities	$ 131.1	$ 41.8	$ 89.3
Net receipts from notes and equipment receivables	9.3	(1.3)	10.6
Additions to property and equipment	(37.2)	(1.9)	(35.3)
Adjusted free cash flow	$ 103.3	$ 38.6	$ 64.6

The increase in adjusted free cash flow in 2023 compared to 2022 was primarily due to the increase in cash provided by operating activities which was discussed in preceding section of this MD&A.

Capital Allocation

Dividends

During the fiscal years ended December 31, 2023, 2022 and 2021, we declared and paid dividends on common stock as shown in *Note 12 - Stockholders' Deficit*, of the Notes to the Consolidated Financial Statements included in this report. On February 26, 2024, our Board of Directors declared a first quarter 2024 cash dividend of $0.51 per share of common stock, payable on April 5, 2024 to the stockholders of record as of the close of business on March 20, 2024.

Share Repurchases

On February 17, 2022, our Board of Directors authorized a new share repurchase program, effective April 1, 2022, of up to $250 million (the "2022 Repurchase Program"). In connection with the approval of the 2022 Repurchase Program, the 2019 Share Repurchase Program terminated effective April 1, 2022.

A summary of shares repurchased under the 2022 Repurchase Program, during the year ended December 31, 2023 and cumulatively, is as follows:

	Shares	Cost of shares
		(In millions)
2022 Repurchase Program		
Repurchased during the year ended December 31, 2023	446,189	$ 26.1
Cumulative (life-of-program) repurchases	1,595,778	$ 104.8
Remaining dollar value of shares that may be repurchased	n/a	$ 145.2

See *Note 12 - Stockholders' Deficit,* of the Notes to the Consolidated Financial Statements included in this report for shares repurchased in fiscal 2023, 2022 and 2021.

From time to time, we also repurchase shares owned and tendered by employees to satisfy tax withholding obligations on the vesting of restricted stock awards. Shares are deemed purchased at the closing price of our common stock on the vesting date. See *Part II, Item 5 - Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities* for detail on this stock repurchase activity during the twelve months ended December 31, 2023.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with United States generally accepted accounting principles ("U.S. GAAP"). Our significant accounting policies are comprehensively described in *Note 2 - Basis of Presentation and Significant Accounting Policies,* of the Notes to the Consolidated Financial Statements contained in Part II, Item 8 of this

10-K. We believe the accounting policies discussed below are particularly important to the understanding of our consolidated financial statements and require higher degree of judgment and/or complexity in the preparation of those consolidated financial statements. In exercising those judgments, we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. On an ongoing basis, we evaluate our estimates based on historical experience, current conditions and various other assumptions that we believe to be reasonable under the circumstances. We adjust such estimates and assumptions when facts and circumstances dictate. Accounting assumptions and estimates are inherently uncertain and actual results may differ materially from our estimates. Changes in estimates and judgments could significantly affect our results of operations, financial condition and cash flow in the future.

Goodwill and Intangible Assets

Goodwill and intangible assets considered to have an indefinite life are evaluated throughout the year to determine if indicators of impairment exist. Such indicators include, but are not limited to, events or circumstances such as a significant adverse change in our business, in the overall climate of the business, unanticipated competition, a loss of key personnel, adverse legal or regulatory developments or a significant decline in the market price of our common stock.

If no indicators of impairment have been noted during these preliminary assessments, we perform an assessment of goodwill and intangible assets annually in the fourth fiscal quarter. We first assess qualitatively whether it is more-likely-than-not that an impairment does not exist. Significant factors considered in this assessment include, but are not limited to, macro-economic conditions, market and industry conditions, cost considerations, the competitive environment, share price fluctuations, overall financial performance and results of past impairment tests. If we do not qualitatively determine that it is more-likely-than-not that an impairment does not exist, we perform a quantitative impairment test. Additionally, in any given year, we may elect to perform a quantitative assessment of impairment.

In performing a quantitative test for impairment of goodwill, we primarily use the income approach method of valuation that includes the discounted cash flow method and the market approach that includes the guideline public company method to determine the fair value of goodwill and intangible assets. Significant assumptions made by management in estimating fair value under the discounted cash flow model include future trends in sales, operating expenses, overhead expenses, depreciation, capital expenditures, changes in working capital and an estimated income tax rate, along with an appropriate discount rate based on our estimated cost of equity capital and after-tax cost of debt. Significant assumptions used to determine fair value under the guideline public company method include the selection of guideline companies and the valuation multiples applied.

In the process of a quantitative test, if necessary, of the Applebee's and Fuzzy's tradename intangible asset, we primarily use the relief of royalty method under the income approach method of valuation. Significant assumptions used to determine fair value under the relief of royalty method include future trends in sales, a royalty rate, an estimated income tax rate and a discount rate to be applied to the forecast revenue stream.

There is an inherent degree of uncertainty in preparing any forecast of future results. Future trends in system-wide sales are dependent to a significant extent on national, regional and local economic conditions, and, to a lesser extent, on global economic conditions, particularly those conditions affecting the demographics of the guests that frequently patronize our restaurants. There are numerous potential events that could reasonably be expected to negatively affect the forecast of system-wide sales, including a decrease in customers' disposable income available for discretionary spending or a decrease in the perceived wealth of customers, as well as unexpected events such as a global pandemic. As a result, our restaurants could experience a decline in sales and/or customer traffic as potential customers choose lower-cost alternatives (such as quick-service restaurants) or other alternatives to dining out. Any decreases in customer traffic or average customer check due to these or other reasons could reduce gross sales at franchise restaurants, resulting in lower royalty and other payments from franchisees. This could reduce the profitability of franchise restaurants, potentially impacting the ability of franchisees to make royalty payments owed to us when due, which could adversely impact our current cash flow from franchise operations, and negatively impacting franchisees' ability to develop new restaurants, which could adversely impact our future cash flows from franchise operations. Any decreases in customer traffic or average customer check also could reduce the profitability of our company-operated restaurants. Significant increases in either the estimated income tax rate or the discount rate also could adversely impact estimated fair values used in quantitative tests for impairment.

During the year ended December 31, 2023, we performed a quantitative test on the Applebee's goodwill and tradename using the approach described above. The fair values of goodwill and indefinite-lived intangible assets exceeded their respective carrying values as of the testing dates.

Long-Lived Assets

On a regular basis, we assess whether events or changes in circumstances have occurred that potentially indicate the carrying value of long-lived tangible assets (primarily assets related to properties and equipment leased or subleased to franchisees, including operating lease right-of-use assets recorded upon adoption of ASC 842) may not be recoverable. We test impairment using historical cash flows and other relevant facts and circumstances as the primary basis for our estimates of future cash flows. Significant factors considered include, but are not limited to, current and forecast sales, current and forecast cash flows, the number of years the franchisee's restaurant has been in operation, its remaining lease life, and other factors which apply on a case-by-case basis. The analysis is performed at the individual restaurant level for indicators of permanent impairment. Recoverability of the Company's assets is measured by comparing the assets' carrying value to the undiscounted cash flows expected to be generated over the assets' remaining useful life or remaining lease term, whichever is less. This assessment requires the use of estimates and assumptions as to future cash flows of individual restaurants and properties, which are subject to a high degree of judgment and are unique to each property. If assumptions as to future cash flows decrease in the future, we may be required to record impairment charges for these assets. See *Note 13 - Closure and Long-lived Tangible Asset Impairment Charges,* of the Notes to the Consolidated Financial Statements for additional information on impairments of long-lived tangible assets.

On a regular basis, we assess whether events or changes in circumstances have occurred that potentially indicate the carrying value of intangible assets with finite lives, primarily assets related to Applebee's franchise rights. Recoverability of the asset is measured by comparing the assets' carrying value to the discounted future cash flows expected to be generated over the asset's remaining useful life. Significant factors considered include, but are not limited to, current and forecast sales, current and forecast cash flows and a discount rate to be applied to the forecast revenue stream.

Current Expected Credit Losses ("CECL")

The CECL reserve methodology requires companies to measure expected credit losses on financial instruments based on the total estimated amount to be collected over the lifetime of the instrument. Under the CECL model, reserves may be established against financial asset balances even if the risk of loss is remote or has not yet manifested itself.

We estimate credit loss reserves in the following manner. We record specific reserves against account balances of franchisees deemed "at-risk" when a potential loss is likely or imminent as a result of prolonged payment delinquency (greater than 90 days past due) and where notable credit deterioration has become evident. For financial assets that are not currently deemed "at-risk," an allowance is recorded based on expected loss rates that consider four components - historical losses, current conditions, reasonable and supportable forecasts and a reversion to history, if applicable.

The majority of our allowance for credit losses is comprised of specific reserves related to individual franchisees. These reserves are subject to a high degree of judgment and are unique to each franchisee. Changes in circumstances relating to each franchisee may result in increases or decreases to the allowance for credit losses in the future. Since adoption of the CECL methodology, the portion of the allowance based on expected loss rates has not been a material component of the total allowance for credit losses.

Income Taxes

We provide for income taxes based on our estimate of federal and state income tax liabilities. We make certain estimates and judgments in the calculation of tax expense and the resulting tax liabilities and in the recoverability of deferred tax assets that arise from temporary differences between the tax and financial statement recognition of revenue and expense. Tax laws are complex and subject to different interpretations by the taxpayers and respective governmental authorities. We review our tax positions quarterly and adjust the balances as new information becomes available.

We recognize deferred tax assets and liabilities using the enacted tax rates for the effect of temporary differences between the financial reporting basis and the tax basis of recorded assets and liabilities. Deferred tax accounting requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portions or all the net deferred tax assets will not be realized. This test requires projection of our taxable income into future years to determine if there will be taxable income sufficient to realize the tax assets. The preparation of the projections requires considerable judgment and is subject to change to reflect future events and changes in the tax laws. When we establish or reduce the valuation allowance against our deferred tax assets, our income tax expense will increase or decrease, respectively, in the period such determination is made.

FASB ASC Topic 740-10 requires that a position taken or expected to be taken in a tax return be recognized in the financial statement when it is more likely than not (i.e., a likelihood of more than 50 percent) that the position would be sustained upon examination by taxing authorities including all appeals or litigation processes, based on its technical merits. A recognized tax position is then measured on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. For each reporting period, management applies a consistent methodology to measure and adjust all uncertain tax positions based on the available information.

Business Acquisitions

We allocate the purchase price of acquired companies to the assets acquired and liabilities assumed based on estimated fair values at the acquisition date, with the excess of purchase price over the estimated fair value of the identifiable net assets acquired recorded as goodwill. The allocation of the purchase price requires us to make significant estimates and assumptions to determine the fair value of assets acquired and liabilities assumed and the related useful lives of the acquired assets, when applicable, as of the acquisition date.

Examples of assets we have acquired or may acquire in the future that required the use of critical estimates in valuations include, but are not limited to, tradenames and franchising rights. We engage third-party valuation specialists to assist in determining the fair value associated with our business combinations and related identifiable intangible assets. These estimates are inherently uncertain and unpredictable due to the sensitivity of the assumptions used, which may include, among others, the future expected cash flows and discount rates.

Changes in the judgments, assumptions and estimates that are used in our acquisition valuations and intangible asset and goodwill impairment testing, including discount rates or future operating results and related cash flow projections, could result in significantly different estimates of the fair values in the future. An increase in discount rates, a reduction in projected cash flows or a combination of the two could lead to a reduction in the estimated fair values, which may result in impairment charges that could materially affect our financial statements in any given year.

Accounting Standards Adopted in the Current Fiscal Year

See *Note 2 - Basis of Presentation and Summary of Significant Accounting Policies,* of the Notes to the Consolidated Financial Statements included in this report for a description of accounting standards we adopted in fiscal 2023.

Newly Issued Accounting Standards Not Yet Adopted

See *Note 2 - Basis of Presentation and Summary of Significant Accounting Policies,* of the Notes to the Consolidated Financial Statements included in this report, for a description of newly issued accounting standards that may impact us in the future.

Item 7A.   Quantitative and Qualitative Disclosures about Market Risk.

We are exposed to financial market risk, including interest rates and commodity prices. We address these risks through controlled risk management that may include the use of derivative financial instruments to economically hedge or reduce these exposures. We do not enter into financial instruments for trading or speculative purposes.

Interest Rate Risk

The significant majority of our long-term debt outstanding at December 31, 2023 was issued at fixed interest rates (see *Note 8 - Long-Term Debt,* of the Notes to Consolidated Financial Statements). We are only exposed to interest rate risk on borrowings we make under our 2022-I Variable Funding Senior Secured Notes, Class A-1, a revolving credit facility, borrowings from which are subject to variable interest rates. In August 2022, we borrowed $100 million against the Credit Facility, all of which was outstanding at December 31, 2023. A 1% increase or decrease in interest rates would not have a material impact on any fees associated with the Credit Facility.

We do not engage in speculative transactions nor do we hold or issue financial instruments for trading purposes. We had no material amounts of derivative instruments at December 31, 2023 and did not hold any material amount of derivative instruments during the year ended December 31, 2023.

Investments in instruments earning a fixed rate of interest carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates. We currently do not hold any fixed rate investments.

Based on our interest-earning cash, cash equivalents and restricted cash balances as of December 31, 2023, a 1% change in interest rates would change our annual interest income by approximately $2.0 million.

Many of the food products purchased by our franchisees and area licensees are affected by commodity pricing and are therefore subject to unpredictable price volatility. Extreme increases in commodity prices and/or long-term changes could affect our franchisees, area licensees and company-operated restaurants adversely. We expect that, in most cases, the brand systems would be able to pass increased commodity prices through to their customers via increases in menu prices. From time to time, competitive circumstances could limit short-term menu price flexibility, and in those cases, franchisees' margins would be negatively impacted by increased commodity prices. Since the significant majority of our restaurants are franchised, we believe that any changes in commodity pricing that cannot be adjusted for by changes in menu pricing or other strategies would not be material to our financial condition, results of operations or cash flows.

The Company and owners of Applebee's and IHOP franchise restaurants are members of CSCS, a Co-op that manages procurement activities for the Applebee's and IHOP restaurants that belong to the Co-op. We believe the larger scale created by combining the supply chain requirements of both brands under one organization can provide cost savings and efficiency in the purchasing function. As of December 31, 2023, 100% of Applebee's domestic franchise restaurants and 100% of IHOP domestic franchise restaurants are members of CSCS. In some instances, IHOP and Applebee's may be required to guarantee their purchase of any remaining inventory of certain food and other items purchased by CSCS for the purpose of supplying limited time promotions on behalf of the Applebee's and IHOP systems as a whole. None of these food product guarantees is a derivative instrument. At December 31, 2023, our outstanding guarantees for food product purchases were $1.0 million.

International Currency Exchange Rate Risk

We have minimal exposure to international currency exchange rate fluctuations. Revenue derived from all international country operations comprised less than 3% of total consolidated revenue for the year ended December 31, 2023, such that a hypothetical concurrent 10% adverse change in the currency of every international country in which our franchisees operate restaurants would have a negative impact of less than 0.3% of our consolidated revenue. We do not hold a material amount of cash and cash equivalents in currencies other than the U.S. Dollar.

Item 8.   Financial Statements and Supplementary Data.

<p align="center">Index to Consolidated Financial Statements</p>

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Dine Brands Global, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Dine Brands Global, Inc. and Subsidiaries (the Company) as of December 31, 2023 and January 1, 2023, the related consolidated statements of comprehensive income, stockholders' deficit and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and January 1, 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 28, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill and Indefinite Lived Intangible Assets Impairment Assessment

Description of the Matter	At December 31, 2023, the Company's goodwill and indefinite lived tradename intangible asset balances related to the Applebee's franchised restaurants reporting unit (Applebee's franchise unit) were $236.2 million and $468.0 million, respectively. As discussed in Notes 2, 6 and 7 to the consolidated financial statements, goodwill and tradename are tested for impairment at least annually, and more frequently if the Company believes indicators of impairment exist or at management's discretion. Management elected to perform a quantitative impairment test of the Applebee's franchise unit goodwill and tradename assets as of October 31, 2023. The impairment tests concluded that the estimated fair values exceeded the carrying values of the assets.
	Auditing management's goodwill and tradename impairment tests was especially challenging and complex due to the significant estimation underlying the determination of fair values. In particular, the fair value estimates were sensitive to changes in the significant assumptions used under the income and market approaches utilized to determine the fair value of goodwill and the relief of royalty method utilized to determine the fair value of tradename. Significant assumptions made by management in estimating fair value under the income and market approaches included future trends in sales, the appropriate discount rate, the selection of guideline companies and the valuation multiples applied. Significant assumptions used to determine fair value under the relief of royalty method included future trends in sales, royalty rate and discount rate.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's goodwill and tradename impairment tests, including controls over the review of the assumptions used and the accuracy of the underlying data.
	Our testing of the Company's impairment assessment included, among other procedures, evaluating the significant assumptions and data used in estimating fair values. For example, we compared the forecasted future sales growth rates to historical results, analyst projections and industry trends. We also performed sensitivity analyses on the significant assumptions used, agreed historical balances to accounting records, and recalculated management's estimates. Additionally, we involved our valuation specialists to assist with our evaluation of the methodology used and to assess whether assumptions such as discount rates were comparable to observable market data.

/s/ ERNST & YOUNG LLP

We have served as the Company's auditor since 2004.

Los Angeles, California
February 28, 2024


Dine Brands Global, Inc. and Subsidiaries
Consolidated Balance Sheets
(In thousands, except share amounts)


		December 31,		
Assets		**2023**		**2022**
Current assets:				
Cash and cash equivalents	$	146,034	$	269,655
Receivables, net of allowance of $4,462 (2023) and $4,806 (2022)		127,937		119,981
Restricted cash		35,058		38,929
Prepaid gift card costs		29,545		30,235
Prepaid income taxes		3,445		3,063
Other current assets		15,759		17,901
Total current assets		357,778		479,764
Other intangible assets, net		586,033		597,028
Operating lease right-of-use assets		275,214		289,123
Goodwill		254,062		253,956
Property and equipment, net		161,891		145,277
Long-term receivables, net of allowance of $5,002 (2023) and $5,529 (2022)		35,602		39,697
Deferred rent receivable		33,326		42,329
Non-current restricted cash		19,500		16,400
Other non-current assets, net		16,881		17,917
Total assets	$	1,740,287	$	1,881,491
Liabilities and Stockholders' Deficit				
Current liabilities:				
Current maturities of long-term debt	$	100,000	$	100,000
Accounts payable		36,193		52,067
Gift card liability		175,640		171,966
Current maturities of operating lease obligations		63,498		59,071
Current maturities of finance lease and financing obligations		7,243		7,542
Accrued employee compensation and benefits		23,211		23,456
Accrued advertising expenses		9,446		24,157
Dividends payable		7,827		8,017
Other accrued expenses		37,394		24,446
Total current liabilities		460,452		470,722
Long-term debt, net, less current maturities		1,084,502		1,241,914
Operating lease obligations, less current maturities		269,097		275,120
Finance lease obligations, less current maturities		34,389		30,377
Financing obligations, less current maturities		26,984		28,358
Deferred income taxes, net		60,829		74,651
Deferred franchise revenue, long-term		38,658		42,343
Other non-current liabilities		16,350		19,090
Total liabilities		1,991,261		2,182,575
Commitments and contingencies				
Stockholders' deficit:				
Preferred stock, $1 par value, 10,000,000 shares authorized, no shares issued and outstanding		—		—
Common stock, $0.01 par value; shares: 40,000,000 authorized; 2023 -24,870,529 issued, 15,344,768 outstanding; 2022 - 24,959,972 issued, 15,599,239 outstanding		249		250
Additional paid-in-capital		256,542		259,339
Retained earnings		150,008		84,538
Accumulated other comprehensive loss		(64)		(65)
Treasury stock, at cost; shares: 2023 - 9,525,761; 2022 - 9,360,733		(657,709)		(645,146)
Total stockholders' deficit		(250,974)		(301,084)
Total liabilities and stockholders' deficit	$	1,740,287	$	1,881,491


See the accompanying notes to the consolidated financial statements.


Dine Brands Global, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income
(In thousands, except per share amounts)

	Year Ended December 31,		
	2023	**2022**	**2021**
Revenues:			
Franchise revenues:			
Royalties, franchise fees and other	$ 405,569	$ 373,110	$ 357,146
Advertising revenues	300,796	289,328	274,790
Total franchise revenues	706,365	662,438	631,936
Company restaurant sales	2,128	126,869	146,000
Rental revenues	119,970	116,491	113,933
Financing revenues	2,605	3,604	4,298
Total revenues	831,068	909,402	896,167
Cost of revenues:			
Franchise expenses:			
Advertising expenses	300,962	287,063	272,303
Bad debt expense (credit)	2,659	261	(4,928)
Other franchise expenses	40,782	34,584	28,512
Total franchise expenses	344,403	321,908	295,887
Company restaurant expenses	2,136	121,722	136,748
Rental expenses:			
Interest expense from finance leases	2,771	2,962	3,446
Other rental expenses	84,705	85,033	84,397
Total rental expenses	87,476	87,995	87,843
Financing expenses	369	419	464
Total cost of revenues	434,384	532,044	520,942
Gross profit	396,684	377,358	375,225
General and administrative expenses	198,057	190,746	171,838
Interest expense, net	70,047	60,952	63,297
Closure and impairment charges	3,594	3,062	5,409
Amortization of intangible assets	10,923	10,559	10,679
Loss (gain) on extinguishment of debt	10	(210)	34
Loss (gain) on disposition of assets	2,350	(2,536)	2,045
Income before income taxes	111,703	114,785	121,923
Income tax provision	(14,527)	(33,674)	(24,059)
Net income	97,176	81,111	97,864
Other comprehensive income, net of tax:			
Foreign currency translation adjustment	1	(6)	(4)
Total comprehensive income	$ 97,177	$ 81,105	$ 97,860
Net income available to common stockholders:			
Net income	$ 97,176	$ 81,111	$ 97,864
Less: Net income allocated to unvested participating restricted stock	(2,317)	(2,174)	(2,295)
Net income available to common stockholders	$ 94,859	$ 78,937	$ 95,569
Net income available to common stockholders per share:			
Basic	$ 6.23	$ 4.97	$ 5.69
Diluted	$ 6.22	$ 4.96	$ 5.66
Weighted average shares outstanding:			
Basic	15,233	15,873	16,799
Diluted	15,242	15,901	16,890

See the accompanying notes to the consolidated financial statements.

Dine Brands Global, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Deficit
(In thousands except share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Treasury Stock		Total
	Shares Outstanding	Amount				Shares	Cost	
Balance at December 31, 2020	16,452,174	$ 249	$ 257,625	$ (55,553)	$ (55)	8,429,948	$ (556,917)	$ (354,651)
Adoption of credit loss accounting guidance	—	—	—	—	—	—	—	—
Net loss	—	—	—	97,864	—	—	—	97,864
Other comprehensive gain	—	—	—	—	(4)	—	—	(4)
Purchase of common stock	(59,099)	—	—	—	—	59,099	(4,480)	(4,480)
Reissuance of treasury stock	660,718	1	(1,459)	—	—	(660,718)	26,795	25,337
Net use of shares for stock plans	131,862	—	—	—	—	—	—	—
Repurchase of restricted shares for taxes	(21,709)	—	(1,771)	—	—	—	—	(1,771)
Stock-based compensation	—	—	11,577	—	—	—	—	11,577
Dividends on common stock	—	—	—	(6,896)	—	—	—	(6,896)
Tax payments for share settlement of restricted stock units	—	—	(9,783)	—	—	—	—	(9,783)
Balance at December 31, 2021	17,163,946	250	256,189	35,415	(59)	7,828,329	(534,602)	(242,807)
Net income	—	—	—	81,111	—	—	—	81,111
Other comprehensive loss	—	—	—	—	(6)	—	—	(6)
Purchase of common stock	(1,737,697)	—	—	—	—	1,737,697	(120,163)	(120,163)
Reissuance of treasury stock	205,293	—	(9,378)	—	—	(205,293)	9,619	241
Net use of shares for stock plans	6,886	—	—	—	—	—	—	—
Repurchase of restricted shares for taxes	(39,189)	—	(2,867)	—	—	—	—	(2,867)
Stock-based compensation	—	—	16,131	—	—	—	—	16,131
Dividends on common stock	—	—	219	(31,988)	—	—	—	(31,769)
Tax payments for share settlement of restricted stock units	—	—	(955)	—	—	—	—	(955)
Balance at December 31, 2022	15,599,239	250	259,339	84,538	(65)	9,360,733	(645,146)	(301,084)
Net income	—	—	—	97,176	—	—	—	97,176
Other comprehensive loss	—	—	—	—	1	—	—	1
Purchase of common stock	(446,189)	—	(113)	—	—	446,189	(26,017)	(26,130)
Reissuance of treasury stock	281,161	(1)	(9,641)	—	—	(281,161)	13,454	3,812
Net use of shares for stock plans	(28,069)	—	—	—	—	—	—	—
Repurchase of restricted shares for taxes	(61,374)	—	(4,355)	—	—	—	—	(4,355)
Stock-based compensation	—	—	11,990	—	—	—	—	11,990
Dividends on common stock	—	—	181	(31,706)	—	—	—	(31,525)
Tax payments for share settlement of restricted stock units	—	—	(859)	—	—	—	—	(859)
Balance at December 31, 2023	15,344,768	$ 249	$ 256,542	$ 150,008	$ (64)	9,525,761	$ (657,709)	$ (250,974)

See the accompanying notes to the consolidated financial statements.

Dine Brands Global, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,		
	2023	**2022**	**2021**
Cash flows from operating activities			
Net income	$ 97,176	$ 81,111	$ 97,864
Adjustments to reconcile net income to cash flows provided by operating activities:			
Depreciation and amortization	35,630	37,952	39,885
Non-cash stock-based compensation expense	11,990	16,131	11,577
Non-cash closure and impairment charges	3,594	2,927	5,324
Non-cash interest expense	3,505	3,226	2,818
Deferred income taxes	(13,822)	(1,071)	(2,065)
Deferred revenue	(4,224)	(4,474)	(6,573)
Loss (gain) on extinguishment of debt	10	(210)	34
Loss (gain) on disposition of assets	2,359	(2,536)	2,041
Other	(3,552)	(5,160)	(1,593)
Changes in operating assets and liabilities:			
Accounts receivable, net	1,913	(2,574)	7,301
Deferred rent receivable	9,003	7,928	6,192
Current income tax receivables and payables	1,160	8,326	(3,837)
Operating lease assets and liabilities	7,256	(11,823)	(18,212)
Gift card receivables and payables	5,095	2,783	14,759
Other current assets	1,911	(12,706)	(629)
Accounts payable	(16,027)	(3,665)	13,131
Accrued employee compensation and benefits	(1,748)	(16,264)	19,714
Accrued advertising expenses	(14,711)	(10,020)	12,111
Other current liabilities	4,622	(545)	(4,007)
Cash flows provided by operating activities	131,140	89,336	195,835
Cash flows from investing activities			
Principal receipts from notes, equipment contracts and other long-term receivables	9,319	17,057	20,230
Net additions to property and equipment	(37,172)	(35,318)	(16,849)
Proceeds from sale of property and equipment	10	17,028	946
Additions to long-term receivables	(1,069)	(1,069)	—
Acquisition of business, net of cash acquired	(101)	(78,264)	—
Other	(1,084)	(338)	(466)
Cash flows (used in) provided by investing activities	(30,097)	(80,904)	3,861
Cash flows from financing activities			
Proceeds from issuance of long-term debt, including revolving line of credit	530,000	100,000	—
Repayment of long-term debt	(651,713)	(38,768)	(9,750)
Repayments of revolving credit facility	(30,000)	—	(220,000)
Payment of debt issuance costs	(8,044)	(6,289)	—
Dividends paid on common stock	(31,715)	(30,765)	—
Repurchase of common stock	(26,130)	(120,452)	(4,191)
Principal payments of finance lease and financing obligations	(6,431)	(8,946)	(10,238)
Proceeds from stock options exercised	3,812	241	25,337
Repurchase of restricted stock for tax payments upon vesting	(4,355)	(2,867)	(1,771)
Tax payments for share settlement of restricted stock units	(859)	(955)	(9,783)
Cash flows used in financing activities	(225,435)	(108,801)	(230,396)
Net change in cash, cash equivalents and restricted cash	(124,392)	(100,369)	(30,700)
Cash, cash equivalents and restricted cash at beginning of year	324,984	425,353	456,053
Cash, cash equivalents and restricted cash at end of year	$ 200,592	$ 324,984	$ 425,353
Supplemental disclosures			
Interest paid	$ 73,976	$ 64,599	$ 65,229
Income taxes paid	$ 28,409	$ 28,085	$ 31,300
Non-cash conversion of accounts receivable to notes receivable	$ 1,367	$ 84	$ 4,258
Non-cash balance sheet gross-up of receivables and other accrued expenses	$ (11,000)	$ —	$ —

See the accompanying notes to the consolidated financial statements.

1. The Company

The first International House of Pancakes® ("IHOP") restaurant opened in 1958 in Toluca Lake, California. Shortly thereafter, the Company began developing and franchising additional restaurants. The Company was incorporated as IHOP Corp. under the laws of the State of Delaware in 1976. In November 2007, the Company acquired Applebee's International, Inc., which became a wholly-owned subsidiary of the Company. Effective June 2, 2008, the name of the Company was changed to DineEquity, Inc. and on February 20, 2018, the name of the Company was changed to Dine Brands Global, Inc.® ("Dine Brands Global"). In December 2022, the Company acquired FTO Holding Company, LLC ("Fuzzy's"), which owns the Fuzzy's Taco Shop® concept and became a wholly-owned subsidiary of the Company.

The Company owns, franchises and operates three restaurant concepts: Applebee's Neighborhood Grill + Bar® ("Applebee's"), in the American full-service restaurant segment within the casual dining category of the restaurant industry; IHOP®, in the family dining mid-scale full-service category of the restaurant industry; and Fuzzy's Taco Shop®, in the Mexican food segment within the fast-casual dining category of the restaurant industry.

As of December 31, 2023, there were 1,814 IHOP restaurants, of which 1,657 were subject to franchise agreements and 157 were subject to area license agreements. These IHOP restaurants were located in all 50 states of the United States, the District of Columbia, two United States territories and 13 countries outside the United States. As of December 31, 2023, there were 1,642 Applebee's® restaurants, all of which were subject to franchise agreements. These Applebee's restaurants were located in 49 states of the United States, two United States territories and 12 countries outside the United States. As of December 31, 2023, the Company had 132 Fuzzy restaurants in 18 states of the United States, of which 131 were subject to franchise agreements and one was company-operated.

References herein to Applebee's, IHOP, and Fuzzy's restaurants are to these restaurant concepts, whether operated by franchisees, area licensees or the Company. Retail sales at restaurants that are owned by franchisees and area licensees are not attributable to the Company.

2. Basis of Presentation and Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Dine Brands Global, Inc. and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Periods

The Company has a 52/53 week fiscal year that ends on the Sunday nearest to December 31 of each year. In a 52-week fiscal year, each fiscal quarter contains 13 weeks, comprised of two, four-week fiscal months followed by a five-week fiscal month. In a 53-week fiscal year, the last month of the fourth fiscal quarter contains six weeks. For convenience, the Company refers to its fiscal years as ending on December 31 and its fiscal quarters as ending on March 31, June 30 and September 30. There were 52 calendar weeks in our 2023, 2022, and 2021 fiscal year that ended December 31, 2023, January 1, 2023, and January 2, 2022, respectively.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles ("U.S. GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, if any, at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates are made in the calculation and assessment of the following: impairment of tangible and intangible assets and goodwill; purchase price allocation of acquired companies to the assets acquired and liabilities assumed; income taxes; allowance for doubtful accounts and notes receivables; lease accounting estimates; contingencies; and stock-based compensation. On an ongoing basis, the Company evaluates its estimates based on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company's cash, cash equivalents, restricted cash and accounts receivable are potentially subject to concentration of credit risk. Cash and cash equivalents are placed with financial institutions that management believes are creditworthy. The

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Company does not believe that it is exposed to any significant credit risk on cash, cash equivalents and restricted cash. At times, cash, cash equivalents and restricted cash balances may be in excess of FDIC insurance limits.

Accounts receivable are derived from revenues earned from franchisees and area licensees located primarily in the United States. Financing receivables arise from the financing of restaurant equipment, real estate leases or franchise fees with the Company by IHOP franchisees. The Company is subject to a concentration of credit risk with respect to receivables from franchisees that own a large number of Applebee's, IHOP or Fuzzy's restaurants. As of December 31, 2023, two franchisees (one Applebee's franchisee and one franchisee with cross-brand ownership) operated a combined total of 822 Applebee's and IHOP restaurants in the United States, which comprised 24.4% of the total Applebee's, IHOP and Fuzzy's franchise and area license restaurants in the United States. Revenues from these two franchisees represented 21.1%, 18.8%, and 18.0% of total consolidated revenue for the years ended December 31, 2023, 2022 and 2021, respectively. One franchisee represented 13.9%, 12.5%, and 11.8% of total consolidated revenue for the years ended December 31, 2023, 2022 and 2021, respectively. Receivables from these franchisees totaled $19.7 million and $20.9 million at December 31, 2023 and 2022, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investment securities with remaining maturities at the date of purchase of three months or less to be cash equivalents. These cash equivalents are stated at cost which approximates market value. Cash held related to IHOP advertising funds and the Company's gift card programs is not considered to be restricted cash as there are no restrictions on the use of these funds. The components of cash and cash equivalents were as follows:

	December 31,	
	2023	2022
	(In millions)	
Money market funds	$ 42.0	$ 75.0
IHOP advertising funds and gift card programs	82.8	96.7
Other depository accounts	21.2	98.0
Total cash and cash equivalents	$ 146.0	$ 269.7

Restricted Cash

Current

Current restricted cash primarily consisted of funds required to be held in trust in connection with the Company's securitized debt and funds from Applebee's and Fuzzy's franchisees pursuant to franchise agreements, usage of which was restricted to advertising activities. The components of current restricted cash were as follows:

	December 31,	
	2023	2022
	(In millions)	
Securitized debt reserves	$ 31.2	$ 32.4
Applebee's advertising funds	2.0	5.4
Other	1.9	1.1
Total current restricted cash	$ 35.1	$ 38.9

Non-current

Non-current restricted cash of $19.5 million and $16.4 million at December 31, 2023 and 2022, respectively, represents interest reserves set aside for the duration of the securitized debt. The required reserve is approximately one quarter's interest payment on the Company's securitized debt.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Properties under finance leases are stated at the present value of the minimum lease payments. Depreciation is computed using the straight-line method over the estimated useful lives of the assets or remaining useful lives. Leasehold improvements and properties under finance leases are amortized on a straight-line basis over their estimated useful lives or the lease term, if less. The general ranges of depreciable and amortizable lives are as follows:

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Category	Depreciable Life
Buildings and improvements	25 to 40 years
Leaseholds and improvements	Shorter of primary lease term or between three to 40 years
Equipment and fixtures	Three to five years
Internal-use software	Three to 10 years
Properties under finance leases	Primary lease term or remaining primary lease term

Long-Lived Assets

On a regular basis, the Company assesses whether events or changes in circumstances have occurred that potentially indicate the carrying value of long-lived assets (primarily assets related to property and equipment leased or subleased to franchisees) may not be recoverable. The analysis is performed at the restaurant level for indicators of impairment. The Company tests for impairment using current and historical operating results and cash flows as well as other relevant facts and circumstances as the primary basis for estimates of future cash flows. The Company considers factors such as the number of years the franchisee's restaurant has been in operation, sales trends, cash flow trends, remaining lease life and other factors which apply on a case-by-case basis. Continuing losses associated with an asset are an indicator of impairment.

If it is decided that there has been an impairment, the carrying amount of the asset is written down to the estimated fair value as determined in accordance with U.S. GAAP governing fair value measurements. The primary method of estimating fair value is based on a discounted cash flow analysis. Any loss resulting from impairment is recognized as a charge against operations.

See *Note 13 - Closure and Long-lived Tangible Asset Impairment Charges*, of the Notes to the Consolidated Financial Statements for additional information.

Goodwill and Intangible Assets

Goodwill is recorded when the aggregate purchase price of an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. Intangible assets resulting from an acquisition are accounted for using the purchase method of accounting and are estimated by management based on the fair value of the assets received. The Company's identifiable intangible assets are comprised primarily of the Applebee's tradename and Applebee's franchise agreements and as of December 2022, the Fuzzy's tradename and Fuzzy's franchise agreements. Identifiable intangible assets with finite lives (franchise agreements) are amortized over the period of estimated benefit using the straight-line method and estimated useful lives. Goodwill and intangible assets considered to have an indefinite life (primarily the tradenames) are not subject to amortization. The determination of indefinite life is subject to reassessment if changes in facts and circumstances indicate the period of benefit has become finite.

Goodwill has been allocated to four reporting units. The significant majority of the Company's goodwill resulted from the November 29, 2007 acquisition of Applebee's and was allocated to the Applebee's franchised restaurants unit ("Applebee's franchise unit"). Smaller amounts of goodwill arising from other business combinations have been allocated to the Fuzzy's franchised restaurants unit ("Fuzzy's franchise unit"), the IHOP franchised restaurants unit ("IHOP franchise unit") and the Applebee's company restaurants unit ("Applebee's company unit"). In October 2022, the Company refranchised the Applebee's company restaurant units and disposed the related assets. See *Note 6 - Goodwill*, of the Notes to the Consolidated Financial Statements for additional information.

The Company evaluates the goodwill of the Applebee's franchise unit and the indefinite-lived Applebee's tradename for impairment as of October 31 of each year. The Company evaluates the goodwill of the IHOP franchise unit and the Fuzzy's franchise unit for impairment as of December 31 of each year. In addition to the annual evaluation for impairment, goodwill and indefinite-lived intangible assets are evaluated more frequently if the Company believes indicators of impairment exist.

When evaluating goodwill and indefinite-lived intangible assets for impairment, under U.S. GAAP, the Company may first perform an assessment of qualitative factors to determine if the fair value of the reporting unit or the intangible asset is more-likely-than-not greater than the carrying amount. Such qualitative factors include, but are not limited to, macro-economic conditions, market and industry conditions, cost considerations, current and future income tax rates, the competitive environment, fluctuations in the market value of the Company's common stock, absolute and relative to peers, overall financial performance and results of past impairment tests. If, based on a review of the qualitative factors, the Company determines it is more-likely-than-not that the fair value is greater than the carrying value, the Company may bypass a quantitative test for impairment. Additionally, in any given year, the Company can elect to perform a quantitative assessment of impairment.

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

In performing the quantitative test for impairment of goodwill, the Company primarily uses the income approach method of valuation that includes the discounted cash flow method and the market approach that includes the guideline public company method. Significant assumptions used to determine fair value under the discounted cash flow method include expected future trends in sales, operating expenses, overhead expenses, capital expenditures and changes in working capital, along with an appropriate discount rate based on the Company's estimated cost of equity capital and after-tax cost of debt. Significant assumptions used to determine fair value under the guideline public company method include the selection of guideline companies and the valuation multiples applied. The Company measures impairment as the excess of a reporting unit's carrying amount over its fair value as determined by the quantitative test described above.

In the process of performing its quantitative impairment review of intangible assets considered to have an indefinite life, the Company primarily uses the relief of royalty method under the income approach method of valuation. Significant assumptions used to determine fair value under the relief of royalty method include future trends in sales, a royalty rate and an appropriate discount rate based on the Company's estimated cost of equity capital and after-tax cost of debt to be applied to the forecast revenue stream.

Business Combinations

From time to time, the Company may enter into business combinations. In accordance with Accounting Standards Codification ("ASC") 805, Business Combinations, the Company applies the acquisition method for acquisitions that meet the definition of a business combination. Under the acquisition method, the Company estimates the fair value of the identifiable assets and liabilities of the acquired entity on the acquisition date. Acquired intangible assets are valued using different methods under the income approach, including but not limited to, the multi-period excess earnings method for tradenames and franchising rights and the relief of royalty method for recipes. The Company measures goodwill as the excess of consideration transferred over the net of the acquisition date fair values of the identifiable assets acquired and liabilities assumed. Goodwill is assigned to each reporting unit that is expected to benefit from the synergies of the business combination. Acquisition-related expenses and transaction costs associated with business combinations are expensed in the period incurred which is included in the General and administrative expenses line item of the Consolidated Statements of Comprehensive Income.

Revenue Recognition

The Company's revenues are recorded in four categories: franchise operations, company restaurant operations, rental operations and financing operations. Franchise revenue (which comprises most of the Company's revenues) and revenue from company-operated restaurants are recognized in accordance with ASC 606 - Revenue from Contracts with Customers ("ASC 606"). Under ASC 606, revenue is recognized upon transfer of control of promised services or goods to customers in an amount that reflects the consideration the Company expects to receive for those services or goods. The Company's rental and financing revenues are recognized in accordance with other U.S. GAAP accounting standards and are not subject to ASC 606.

Franchise Revenues

The Company franchises the Applebee's, IHOP and Fuzzy's restaurant concepts. The franchise arrangement for the brands is documented in the form of a franchise agreement and, in most cases, a development agreement. The franchise arrangement between the Company as the franchisor and the franchisee as the customer requires the Company to perform various activities to support the brand that do not directly transfer goods and services to the franchisee, but instead represent a single performance obligation, which is the transfer of the franchise license. The intellectual property subject to the franchise license is symbolic intellectual property as it does not have significant standalone functionality, and substantially all the utility is derived from its association with the Company's past or ongoing activities. The nature of the Company's promise in granting the franchise license is to provide the franchisee with access to the brand's symbolic intellectual property over the term of the license. The services provided by the Company are highly interrelated with the franchise license and as such are considered to represent a single performance obligation.

The transaction price in a standard franchise arrangement for the brands primarily consists of (a) initial franchise/ development fees; (b) continuing franchise fees (royalties); and (c) advertising fees. Since the Company considers the licensing of the franchising right to be a single performance obligation, no allocation of the transaction price is required. Additionally, all domestic IHOP franchise agreements require franchisees to purchase proprietary pancake and waffle dry mix from the Company.

The Company recognizes the primary components of the transaction price as follows:

- Franchise and development fees are recognized as revenues ratably on a straight-line basis over the term of the franchise agreement commencing with the restaurant opening date. As these fees are typically received in cash at or

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

near the beginning of the franchise term, the cash received is initially recorded as a contract liability until recognized as revenue over time;

- The Company is entitled to royalties and advertising fees based on a percentage of the franchisee's gross sales as defined in the franchise agreement. Royalty and advertising revenues are recognized when the franchisee's reported sales occur. Depending on timing within a fiscal period, the recognition of revenue results in either a contract asset (unbilled receivable) or, once billed, accounts receivable, on the balance sheet;

- Revenue from the sales of proprietary pancake and waffle dry mix is recognized in the period in which distributors ship the franchisee's order; recognition of revenue results in accounts receivable on the balance sheet.

In determining the amount and timing of revenue from contracts with customers, the Company exercises judgment with respect to collectibility of the amount; however, the timing of recognition does not require significant judgment as it is based on either the franchise term, the month of sale as reported by the franchisee or the date of product shipment, none of which require estimation.

The Company does not incur a significant amount of contract acquisition costs in conducting its franchising activities. The Company believes its franchising arrangements do not contain a significant financing component.

Company Restaurant Revenues

Company restaurant revenues comprise retail sales at company-operated restaurants. Sales by company-operated restaurants are recognized when food and beverage items are sold. Company restaurant sales are reported net of sales taxes collected from guests that are remitted to the appropriate taxing authorities, with no significant judgments required.

Rental Revenues

Rental operations revenues include revenues from operating leases and interest income from real estate leases. See *Basis of Presentation and Summary of Significant Accounting Policies - Leases.*

Financing Revenues

Financing operations revenues consist primarily of interest income from the financing of franchise fees and equipment leases, other notes receivable from franchisees and sales of equipment associated with refranchised IHOP restaurants. Interest income is recorded as earned.

Gift Card

The Company administers gift card programs for each restaurant concept. The Company records a liability in the period in which a gift card is sold and recognizes costs associated with its administration of the gift card programs as prepaid assets when the costs are incurred. The liability and prepaid asset recorded on the Company's books are relieved when gift cards are redeemed. If redemption occurs at a franchisee-operated restaurant, the gift card proceeds, net of costs, is remitted to the franchisee. The Company receives gift card breakage revenue only from gift cards redeemed at company-operated restaurants. There was no breakage revenue for gift cards estimated to be redeemable at company-operated restaurants for the year ended December 31, 2023. Breakage revenue for gift cards estimated to be redeemable at company-operated restaurants for the years ended December 31, 2022 and 2021 were $0.3 million and $0.3 million, respectively.

Allowance for Credit Losses

The allowance for credit losses is the Company's best estimate of the amount of probable credit losses incurred on existing receivables; however, changes in circumstances relating to receivables may result in changes to the allowance in the future. The Company determines the allowance based on historical losses, current conditions, and reasonable and supportable forecasts used in assessing the franchisee's or area licensee's ability to pay outstanding balances. The primary indicator of credit quality is delinquency, which is considered to be a receivable balance greater than 90 days past due. The Company continually reviews the allowance for credit losses. Past due balances and future obligations are reviewed individually for collectability. Account balances are charged against the allowance after all collection efforts have been exhausted and the potential for recovery is considered remote. See *Note 4 - Current Expected Credit Losses*, of the Notes to the Consolidated Financial Statements for additional information.

Leases

The Company accounts for its leasing activities in accordance with accounting guidance for leases, as codified in Accounting Standards Topic 842 ("ASC 842"). In adopting ASC 842, the Company utilized expedients that allowed it to retain the classification, as either an operating lease or a finance lease, that was previously determined under prior accounting guidance for leases. The Company reassesses this classification upon renewal, extension or the modification of an existing lease

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

agreement. The Company determines the appropriate classification upon entering into a new contract determined to contain a lease.

Operating lease assets and liabilities are recognized at the lease commencement date, or were recognized upon adoption of ASC 842. Operating lease liabilities represent the present value of lease payments not yet paid. Operating lease assets represent the Company's right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepayments or accrued lease payments, initial direct costs, lease incentives and impairment of operating lease assets.

The Company's lease agreements generally do not provide information to determine the implicit interest rate in the agreements. This requires the Company to estimate an incremental borrowing rate to be used in calculating operating lease liabilities as of the adoption or commencement date. The Company estimates the incremental borrowing rate primarily by reference to (i) yield rates on debt issuances by companies of a similar credit rating as the Company; (ii) U.S. Treasury rates as of the adoption or commencement date; and (iii) adjustments for differences between these rates and the lease term.

The cost of an operating lease is recognized over the lease term on a straight-line basis. The lease term commences on the date the Company has the right to control the use of the leased property. Certain leases may contain provisions for rent holidays and fixed-step escalations in payments over the base lease term, as well as renewal periods. The effects of the holidays and fixed-step escalations are reflected in rent expense on a straight-line basis over the expected lease term. Differences between amounts paid and amounts expensed are recorded as deferred rent. Certain leases may include rent escalations based on inflation indexes and fair market value adjustments. Certain leases may contain contingent rental provisions that include a fixed base rent plus an additional percentage of the restaurant's sales. Subsequent escalations subject to such an index and contingent rental payments are recognized as variable lease expense.

The rental payments (as lessee) or receipts (as lessor) on those property leases that meet the finance lease criteria result in the recognition of interest expense or interest income and a reduction of finance lease obligation or financing lease receivable, respectively. Finance lease obligations are amortized based on the Company's incremental borrowing rate and real estate leases receivable are amortized using the implicit interest rate.

Pre-opening Expenses

Expenditures related to the opening of new or relocated restaurants are charged to expense when incurred.

Advertising

Advertising expense reflected in the Consolidated Statements of Comprehensive Income includes our contributions to the national advertising funds, local marketing advertising costs incurred by company-operated restaurants, and certain advertising costs incurred by the Company to benefit future franchise operations. Costs of advertising typically are expensed either as incurred or the first time the advertising takes place. Any excess or deficiency of advertising fee revenue compared to advertising expenditures, is recognized in the fourth quarter of the Company's fiscal year. Any excess of revenue over expenditures is recognized only to the extent of previously recognized deficits. When advertising revenues exceed the related advertising expenses and there is no recovery of a previously recognized deficit of advertising revenues, advertising costs are accrued up to the amount of revenues.

Advertising expense included in company restaurant operations for the years ended December 31, 2023, 2022 and 2021 was $0.1 million, $5.6 million and $6.8 million, respectively.

Fair Value Measurements

The Company determines the fair market values of its financial assets and liabilities, as well as non-financial assets and liabilities that are recognized or disclosed at fair value on a recurring basis, based on the fair value hierarchy established in U.S. GAAP. As necessary, the Company measures its financial assets and liabilities using inputs from the following three levels of the fair value hierarchy:

- Level 1 inputs are quoted prices in active markets for identical assets or liabilities.
- Level 2 inputs are observable for the asset or liability, either directly or indirectly, including quoted prices in active markets for similar assets or liabilities.
- Level 3 inputs are unobservable and reflect the Company's own assumptions.

The Company does not have a material amount of financial assets or liabilities that are required under U.S. GAAP to be measured at fair value on a recurring basis. None of the Company's non-financial assets or non-financial liabilities is required to be measured at fair value on a recurring basis. Assets recognized or disclosed at fair value in the consolidated financial statements on a nonrecurring basis include items such as property and equipment, operating lease assets, goodwill and other

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

intangible assets, which are measured at fair value if determined to be impaired. The Company has not elected to use fair value measurement for any assets or liabilities for which fair value measurement is not presently required.

The Company believes the fair values of cash and cash equivalents, restricted cash, accounts receivable and accounts payable approximate their carrying amounts due to their short duration.

The Company believes the fair value of the Credit Facility approximate carrying value due to the variable interest rate. The fair values of the Company's long-term debt, excluding the Credit Facility, at December 31, 2023 and December 31, 2022 were as follows:

	December 31,	
	2023	2022
	(In millions)	
Face Value	$ 1,094.0	$ 1,247.0
Fair Value	$ 1,085.8	$ 1,167.0

Income Taxes

The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates. A valuation allowance is recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. The Company records estimated tax liabilities to the extent the contingencies are probable and can be reasonably estimated. The Company recognizes interest accrued related to unrecognizable tax benefits and penalties as a component of the income tax provision recognized in the Consolidated Statements of Comprehensive Income.

The Company is taxed on global intangible low-tax income ("GILTI") earned by certain foreign subsidiaries and recognizes the current tax on GILTI as an expense in the period the tax is incurred. The Company includes the current tax impact of GILTI in our effective tax rate.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by taxing authorities based on its technical merits, including all appeals or litigation processes. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. For each reporting period, management applies a consistent methodology to measure and adjust all uncertain tax positions based on the available information.

Stock-Based Compensation

Members of the Board of Directors and certain employees are eligible to receive stock options, restricted stock, restricted stock units and performance units pursuant to the Dine Brands Global, Inc. 2019 Stock Incentive Plan. Shares of unvested restricted stock are subject to restrictions on transfer and forfeiture under certain circumstances. The holder of unvested restricted stock has the right to vote and receive regular cash dividends with respect to the shares of unvested restricted stock.

The Company accounts for all stock-based payments to employees and non-employee directors, including grants of stock options, restricted stock, restricted stock units and performance units to be recognized in the financial statements, based on their respective grant date fair values. The value of the portion of the award that is ultimately expected to vest is recognized as expense ratably over the requisite service periods.

The grant date fair value of restricted stock and stock-settled restricted stock units is determined based on the Company's stock price on the grant date. The Company estimates the grant date fair value of stock option awards using the Black-Scholes option pricing model, which considers, among other factors, a risk-free interest rate, the expected life of the award and the historical volatility of the Company's stock price. The Company estimates the grant date fair value of awards with performance-based market conditions using a Monte Carlo simulation method which considers, among other factors, the performance-based market condition, a risk-free interest rate, the expected life of the award and the historical volatility of the Company's stock price. Awards of cash-settled restricted stock units are classified as liabilities with the liability and compensation expense related to cash-settled awards adjusted to fair value at each balance sheet date.

Net Income (Loss) Per Share

Net income (loss) per share is calculated using the two-class method prescribed in U.S. GAAP. Basic net income (loss) per share is computed by dividing the net income (loss) available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

income (loss) available to common stockholders for the period by the weighted average number of common shares and potential shares of common stock outstanding during the period if their effect is dilutive. The Company uses the treasury stock method to calculate the weighted average shares used in the diluted earnings per share calculation. Potentially dilutive common shares include the assumed exercise of stock options and assumed vesting of restricted stock.

Treasury Stock

The Company may from time to time utilize treasury stock when vested stock options are exercised, when restricted stock awards are granted and when restricted stock units settle in stock upon vesting. The cost of treasury stock re-issued is determined using the first-in, first-out method.

Dividends

Dividends declared on common stock are recorded as a reduction of retained earnings to the extent retained earnings are available at the close of the period prior to the date of the dividend declaration. Dividends declared in excess of retained earnings are recorded as a reduction of additional paid-in capital.

Reporting Segments

The Company identifies its reporting segments based on the organizational units used by management to monitor performance and make operating decisions. The Company has six operating segments: Applebee's franchise operations, IHOP franchise operations, Fuzzy's franchise operations, rental operations, financing operations and company-operated restaurant operations. The Company has four reporting segments: franchise operations, (an aggregation of each restaurant concept's franchise operations), rental operations, financing operations and company-operated restaurant operations. The Company considers these to be its reportable segments, regardless of whether any segment exceeds 10% of consolidated revenues, income before income tax provision or total assets.

    Franchise Segment

As of December 31, 2023, the franchise operations reportable segment consisted of 1,642 restaurants operated by Applebee's franchisees in the United States, two United States territories and 12 countries outside the United States; 1,814 restaurants operated by IHOP franchisees and area licensees in the United States, two United States territories and 13 countries outside the United States; and 131 restaurants operated by Fuzzy's franchisees in the United States. Franchise operations revenue consists primarily of royalties and advertising fees based on a percentage of the franchisee's gross sales, sales of proprietary products (primarily IHOP pancake and waffle dry mixes) and other franchise fees.

Franchise operations expenses include advertising expense, the cost of proprietary products, pre-opening training expenses and other franchise-related costs.

    Rental Segment

Rental operations revenue includes revenue from operating leases and interest income from real estate leases. Rental operations expenses are costs of operating leases and interest expense of finance leases on franchisee-operated restaurants. The rental operations revenue and expenses are primarily generated by IHOP. Applebee's and Fuzzy's have no or an insignificant amount of rental activity.

    Financing Segment

Financing operations revenue primarily consists of interest income from the financing of IHOP franchise fees and equipment leases, notes receivable from Applebee's, IHOP and Fuzzy's franchisees and sales of equipment associated with refranchised IHOP restaurants. Financing expenses are the cost of restaurant equipment.

    Company Segment

In connection with our acquisition of Fuzzy's in December 2022, the Company acquired three company-owned Fuzzy's restaurants, and subsequently refranchised two restaurants in April 2023. As of December 31, 2023, the Company operated one Fuzzy's restaurant. During 2022 and 2021, the Company operated 69 Applebee's restaurants that were acquired from a former franchisee in December 2018. The 69 Applebee's company-operated restaurants were sold in October 2022. All company-operated restaurants were located in the United States. Company restaurant sales are retail sales at company-operated restaurants. Company restaurant expenses are operating expenses at company-operated restaurants and include food, beverage, labor, benefits, utilities, rent and other operating costs.

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Accounting Standards Adopted in the Current Fiscal Year

In October 2021, the FASB issued Accounting Standards Update ("ASU") No. 2021-08, "Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers." The ASU primarily requires contract assets and contract liabilities acquired in a business combination to be recognized and measured in accordance with ASC 606, the revenue standard, and is effective for fiscal years beginning after December 15, 2022. Adoption did not have any material effect on the consolidated financial statements.

Additional new accounting guidance became effective for the Company as of the beginning of fiscal 2023 that the Company reviewed and concluded was either not applicable to its operations or had no material effect on its consolidated financial statements in the current or future fiscal years.

Newly Issued Accounting Standards Not Yet Adopted

In November 2023, the FASB issued ASU No. 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure," which updates reportable segment disclosure requirements. The ASU primarily requires enhanced disclosures about significant segment expenses and information used to assess segment performance and is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024 with early adoption permitted. The Company is currently evaluating the impact of adopting this ASU in our disclosures.

In December 2023, the FASB issued ASU No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." The standard requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The guidance is effective for fiscal years beginning after December 15, 2024, with early adoption permitted, and should be applied on a prospective basis with the option to apply the standard retrospectively. The Company is currently evaluating the impact of adopting this ASU on our disclosures.

The Company reviewed all other recently issued accounting pronouncements and concluded that they were either not applicable or not expected to have a significant impact to the consolidated financial statements.

3. Revenue

The following table disaggregates our franchise revenues by major type for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,		
	2023	2022	2021
Franchise Revenues	(In thousands)		
Royalties	$ 325,643	$ 303,724	$ 292,372
Advertising fees	300,796	289,328	274,790
Proprietary product sales and other	71,058	60,749	51,250
Franchise and development fees	8,868	8,637	13,524
Total franchise revenues	$ 706,365	$ 662,438	$ 631,936

Accounts and other receivables related to franchise revenues as of December 31, 2023 and 2022 were $68.7 million (net of allowance of $2.7 million) and $69 million (net of allowance of $1.3 million), respectively, and were included in receivables, net in the Consolidated Balance Sheets.

Changes in the Company's deferred franchise revenue during the year ended December 31, 2023 were as follows:

	Revenue (short- and long-term)
	(In thousands)
Balance at December 31, 2022	$ 49,493
Recognized as revenue during the year ended December 31, 2023	(8,223)
Fees deferred during the year ended December 31, 2023	3,999
Balance at December 31, 2023	$ 45,269

3. Revenue (Continued)

The balance of deferred franchise revenue as of December 31, 2023 is expected to be recognized as follows:

	(In thousands)
2024	$ 6,611
2025	5,850
2026	5,018
2027	4,122
2028	3,151
Thereafter	20,517
Total	$ 45,269

The current balance of deferred franchise revenue is included as Other accrued expenses on the Consolidated Balance Sheets.

4. Current Expected Credit Losses ("CECL")

The CECL reserve methodology requires companies to measure expected credit losses on financial instruments based on the total estimated amount to be collected over the lifetime of the instrument. Under the CECL model, reserves may be established against financial asset balances even if the risk of loss is remote or has not yet manifested itself.

In applying the CECL methodology, the Company developed its estimated loss reserves in the following manner. The Company continued to record specific reserves against account balances of franchisees deemed "at-risk" when a potential loss is likely or imminent as a result of prolonged payment delinquency (greater than 90 days past due) and where notable credit deterioration has become evident. For financial assets that are not currently deemed "at-risk," an allowance is recorded based on expected loss rates derived pursuant to the following CECL methodology that assesses four components - historical losses, current conditions, reasonable and supportable forecasts, and reversion to history, if applicable.

Historical Losses

Historical loss rates over a five-year span were calculated for financial assets with common risk characteristics. The Company determined historical loss rate data for each franchise brand concept was more relevant than a single blended rate. Historical losses were determined based on the average charge-off method. Historical loss rates are further adjusted by factors related to current conditions and forecasts of future economic conditions.

Current Conditions

The Company identified three metrics that it believes provide the most relevant reflection of the current risks inherent in the Company's franchisee-based restaurant business, as follows: (1) delinquency status, (2) system-wide same-restaurant sales, and (3) restaurant unit-level economics.

Reasonable and Supportable Forecasts

The third component in the CECL methodology involves consideration of macroeconomic conditions that can impact the estimate of expected credit losses in the future. The Company has not developed an internal methodology in this regard; rather, the Company utilizes existing, publicly accessible sources of economic data, primarily forecasts of overall unemployment rate as well as consumer spending based on the personal consumption expenditure index.

Reversion to History

The Company has determined that reversion to history was not required since the remaining average lives of the Company's financial assets are not exceedingly lengthy.

The Company considers its portfolio segments to be the following:

Accounts Receivable (Franchise-Related)

Most of the Company's short-term receivables due from franchisees are derived from royalty, advertising and other franchise-related fees.

4. Current Expected Credit Losses (Continued)

Gift Card Receivables

Gift card receivables consist primarily of amounts due from third-party vendors. Receivables related to gift card sales are subject to seasonality and usually peak around year end as a result of the December holiday season.

Notes Receivable

Notes receivable balances primarily relate to the conversion of certain Applebee's franchisee accounts receivable to notes receivable, cash loans to franchisees for working capital purposes, a note receivable in connection with the sale of IHOP company restaurants in June 2017, and IHOP franchise fee and other notes. The notes are typically collateralized by the franchise. The notes generally have a term from one to eight years and bear interest averaging 5.0% and 5.3% per annum at December 31, 2023 and 2022, respectively. Due to the risk inherent in Applebee's notes that were converted from previously delinquent franchisee accounts receivable balances, a significant portion of these notes have specific reserves recorded against them totaling $6.5 million as of December 31, 2023.

Equipment Leases Receivable

Equipment leases receivable primarily relate to IHOP franchise development activity prior to 2003. IHOP provided the financing for the leasing of the equipment. Equipment lease contracts are collateralized by the equipment in the restaurant. Equipment lease contracts are due in equal weekly installments, and bear interest averaging 9.6% and 9.8% per annum at December 31, 2023 and 2022, respectively. The term of an equipment lease contract typically coincides with the term of the corresponding restaurant building lease. The weighted average remaining life of the Company's equipment leases is 3.2 years as of December 31, 2023. The estimated fair value of the equipment collateralizing these lease contracts are not deemed to be significant given the very seasoned and mature nature of this portfolio.

Real Estate Leases Receivable

Real estate lease receivable also primarily relate to IHOP franchise development activity prior to 2003 when IHOP typically leased or purchased the restaurant site, built and equipped the restaurant, and then franchised the restaurant to a franchisee. IHOP provided the financing for leasing or subleasing the site. Real estate lease receivables at December 31, 2023, were comprised of 26 leases with a weighted average remaining life of 11.0 years, and relate to locations that IHOP is leasing from third parties and subleasing to franchisees. Where applicable, building leases and equipment contracts contain cross-default provisions wherein a default under one constitutes a default under all.

Distributor Receivables

Receivables due from distributors are related to the sale of proprietary products to franchisees through the Company's network of suppliers and distributors and are included as part of Other receivables.

Total receivables balances at December 31, 2023 and 2022 were as follows:

Receivables	2023	2022
	(In millions)	
Accounts receivable	$ 68.0	$ 67.5
Gift card receivables	33.7	34.6
Notes receivable	14.9	17.2
Financing receivables:		
Equipment leases receivable	19.7	26.6
Real estate leases receivable	18.4	18.5
Other receivables	18.3	5.6
	173.0	170.0
Less: allowance for doubtful accounts and notes receivable	(9.5)	(10.3)
	163.5	159.7
Less: current portion	(127.9)	(120.0)
Long-term receivables	$ 35.6	$ 39.7

4. Current Expected Credit Losses (Continued)

Changes in the allowance for credit losses during the years ended December 31, 2023 and 2022 were as follows:

	Accounts Receivable	Notes receivable, short-term	Notes receivable, long-term	Lease Receivables	Equipment Receivables	Other [1]	Total
				(In millions)			
Balance, December 31, 2021	$ 1.0	$ 3.8	$ 6.6	$ 0.2	$ 0.1	$ 0.2	$ 11.9
Bad debt (credit) expense	(0.1)	1.4	(1.1)	0.0	(0.0)	0.0	0.3
Advertising provision adjustment	0.5	(0.8)	(0.2)	—	—	—	(0.5)
Write-offs	(0.3)	(0.9)	—	(0.0)	(0.0)	(0.3)	(1.5)
Recoveries	0.1	—	—	0.0	0.0	0.0	0.1
Balance, December 31, 2022	$ 1.2	$ 3.5	$ 5.3	$ 0.2	$ 0.1	$ (0.1)	$ 10.3
Bad debt (credit) expense	1.5	0.4	(0.2)	0.0	0.8	0.1	2.7
Advertising provision adjustment	1.0	(0.2)	—	—	—	—	0.8
Write-offs	(1.2)	(1.9)	(0.3)	(0.0)	(0.9)	—	(4.3)
Recoveries	0.0	—	—	0.0	0.0	0.0	0.0
Balance, December 31, 2023	$ 2.5	$ 1.8	$ 4.8	$ 0.2	$ 0.2	$ 0.0	$ 9.5

_____
[1] Primarily distributor receivables, gift card receivables and credit card receivables.

The Company's primary credit quality indicator for all portfolio segments is delinquency. Generally, the notes receivables, leases receivables, equipment receivables, and other receivables (primarily consists of credit card receivables) are not delinquent.

The year of origination of the Company's financing receivables at December 31, 2023 as follows:

	Notes receivable, short and long-term	Lease Receivables	Equipment Receivables	Total
		(In millions)		
2023	$ 5.5	$ 3.6	$ 1.0	$ 10.1
2022	0.9	8.1	—	9.0
2021	8.3	2.3	—	10.6
2020	0.2	1.2	—	1.4
2019	—	0.7	—	0.7
Prior	0.0	2.5	18.7	21.2
Total	$ 14.9	$ 18.4	$ 19.7	$ 53.0

The Company does not place its financing receivables in non-accrual status.

5. Property and Equipment

Property and equipment by category at December 31, 2023 and 2022 were as follows:

	2023	2022
	(In millions)	
Leaseholds and improvements	$ 219.2	$ 211.5
Properties under finance leases	59.0	56.7
Equipment and fixtures	42.7	41.5
Buildings and improvements	51.3	51.3
Land	47.8	47.8
Internal-use software	64.6	52.6
Construction in progress	3.2	17.6
Property and equipment, gross	487.8	479.0
Less: accumulated depreciation and amortization	(325.9)	(333.7)
Property and equipment, net	$ 161.9	$ 145.3

5. Property and Equipment (Continued)

The Company recorded depreciation expense on property and equipment of $24.7 million, $27.4 million and $29.2 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Accumulated depreciation and amortization includes accumulated amortization for properties under finance leases in the amount of $43.7 million and $45.3 million at December 31, 2023 and 2022, respectively.

6. Goodwill

The significant majority of the Company's goodwill arose from the November 29, 2007 acquisition of Applebee's. In October 2022, the disposition of assets of $4.6 million was related to the refranchising and sale of the restaurant assets of 69 Applebee's company-operated restaurants. In December 2022, the addition to goodwill of $7.0 million arose from the acquisition of Fuzzy's, which was determined to be a separate reporting unit. Changes in the carrying amount of goodwill for the years ended December 31, 2023, 2022 and 2021 are as follows:

	Applebee's Franchise Unit	Applebee's Company Unit	IHOP Franchise Unit	Fuzzy's Franchise Unit	Total
			(In millions)		
Balance at December 31, 2020	$ 236.2	$ 4.6	$ 10.8	$ —	$ 251.6
Balance at December 31, 2021	236.2	4.6	10.8	—	251.6
Disposition of assets	—	(4.6)	—	—	(4.6)
Business acquisition	—	—	—	7.0	7.0
Balance at December 31, 2022	236.2	—	10.8	7.0	254.0
Purchase price adjustment	—	—	—	0.1	0.1
Balance at December 31, 2023	$ 236.2	$ —	$ 10.8	$ 7.1	$ 254.1

Gross and net carrying amounts of goodwill at December 31, 2023 and 2022 are as follows:

	December 31, 2023			December 31, 2022		
	Gross	Accumulated Impairment Loss	Net	Gross	Accumulated Impairment Loss	Net
			(In millions)			
Applebee's Franchise Unit	$ 686.7	$ (450.5)	$ 236.2	$ 686.7	$ (450.5)	$ 236.2
Applebee's Company Unit	—	—	—	4.6	(4.6)	—
IHOP Franchise Unit	10.8	—	10.8	10.8	—	10.8
Fuzzy's Franchise Unit	7.1	—	7.1	7.0	—	7.0
Total	$ 704.6	$ (450.5)	$ 254.1	$ 709.1	$ (455.1)	$ 254.0

The Company assesses goodwill for impairment in accordance with its policy described in *Note 2 - Basis of Presentation and Summary of Significant Accounting Policies*.

The Company evaluates its goodwill and the indefinite-lived tradenames for impairment annually in the fourth quarter of each year or on an interim basis if events or changes in circumstances between annual tests indicate a potential impairment. Definite-lived intangible assets and long-lived tangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable based on estimated undiscounted future cash flows.

2023 Assessment

In the fourth quarter of 2023, the Company performed qualitative assessments of its goodwill in accordance with its accounting policies, and determined that it was more-likely-than-not that an impairment does not exist. Significant factors considered in this assessment include macro-economic conditions, market and industry conditions, cost considerations, the competitive environment, share price fluctuations, overall financial performance and results of past impairment tests.

Additionally, we elected to perform quantitative tests for impairment on the Applebee's goodwill. In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The fair value technique used in this instance is classified as Level 3, where unobservable inputs are used when little or no market data is available.

6. Goodwill (Continued)

In performing the quantitative test for impairment of goodwill, the Company used the income approach method of valuation that includes the discounted cash flow method and the market approach that includes the guideline public company method to determine the fair value of goodwill and intangible assets. Significant assumptions made by management in estimating fair value under the discounted cash flow model include future trends in sales, operating expenses, overhead expenses, depreciation, capital expenditures and changes in working capital, along with an appropriate discount rate based on the Company's estimated cost of equity capital and after-tax cost of debt. Significant assumptions used to determine fair value under the guideline public company method include the selection of guideline companies and the valuation multiples applied.

As a result of performing the quantitative test of impairment, the fair value was substantially in excess of its respective carrying value as of the testing date.

2022 and 2021 Assessments

In the fourth quarters of 2022 and 2021, the Company performed qualitative assessments of its goodwill in accordance with its accounting policies. We first assess qualitatively whether it is more-likely-than-not that an impairment does not exist. Significant factors considered in this assessment include macro-economic conditions, market and industry conditions, cost considerations, the competitive environment, share price fluctuations, overall financial performance and results of past impairment tests. As result of the qualitative assessment, the Company concluded it was more likely than not that the fair values of each unit exceeded the respective carrying amounts and therefore, a quantitative test of impairment was not necessary.

7. Other Intangible Assets

The significant majority of the Company's other intangible assets arose from the November 29, 2007 acquisition of Applebee's. Franchise rights, reacquired franchise rights, favorable leaseholds, and recipes, which is included in Other below, is subject to amortization. Changes in the carrying amounts for the years ended December 31, 2023, 2022 and 2021 are as follows:

	Tradenames	Franchising Rights	Reacquired Franchise Rights	Favorable Leaseholds	Other	Total
			(In millions)			
Balance at December 31, 2020	$ 468.0	$ 69.0	$ 5.7	$ 3.2	$ 3.8	$ 549.7
Amortization expense	—	(10.0)	(0.6)	(0.1)	—	(10.7)
Additions	—	—	—	—	0.4	0.4
Balance at December 31, 2021	468.0	59.0	5.1	3.1	4.2	539.4
Amortization expense	—	(10.0)	(0.4)	(0.1)	—	(10.6)
Additions	57.2	14.8	—	—	0.8	72.8
Disposition	—	—	(4.7)	—	—	(4.7)
Balance at December 31, 2022	525.2	63.8	—	3.0	5.0	597.0
Impairment	—	—	—	—	(0.3)	(0.3)
Amortization expense	—	(10.8)	—	(0.1)	0.0	(10.9)
Additions	—	—	—	—	0.2	0.2
Balance at December 31, 2023	$ 525.2	$ 53.0	$ —	$ 2.9	$ 4.9	$ 586.0

In December 2022, the Company acquired Fuzzy's and recorded $57.2 million of tradename, $14.8 million of franchising rights and $0.5 million of recipes as intangible assets. In October 2022, the $4.7 million disposition of assets was related to the refranchising and sale of the restaurant assets of 69 Applebee's company-operated restaurants. Additions and impairment of other intangibles for the years ended December 31, 2023, 2022, and 2021 are individually insignificant.

7. Other Intangible Assets (Continued)

The estimated annual amortization expense for the next five fiscal years are as follows:

	Franchising rights		Favorable leaseholds		Other		Total	
				(In millions)				
2024	$	10.7	$	0.2	$	0.0	$	10.9
2025		10.7		0.2	$	0.0	$	10.9
2026		10.7		0.2	$	0.0	$	10.9
2027		9.8		0.2	$	0.0	$	10.0
2028		0.7		0.2	$	0.0	$	0.9

Gross and net carrying amounts of intangible assets subject to amortization at December 31, 2023 and 2022 are as follows:

	December 31, 2023			December 31, 2022		
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
			(In millions)			
Franchising rights	$ 214.8	$ (161.8)	$ 53.0	$ 214.8	$ (151.0)	$ 63.8
Favorable leaseholds	3.4	(0.5)	2.9	$ 3.4	$ (0.4)	3.0
Total	$ 218.2	$ (162.2)	$ 55.9	$ 218.2	$ (151.4)	$ 66.8

In the fourth quarter of fiscal 2023, the Company performed a quantitative assessment of the Applebee's tradename and concluded the fair value exceeded the carrying amount. In the fourth quarter of fiscal 2022, the Company performed a qualitative assessment of the Applebee's tradename and concluded the fair value exceeded the carrying amount.

8. Long-Term Debt

Long-term debt at December 31, 2023 and 2022 consists of the following components:

	2023	2022
	(In millions)	
Series 2019-1 4.194% Fixed Rate Senior Secured Notes, Class A-2-I	$ —	$ 653.0
Series 2019-1 4.723% Fixed Rate Senior Secured Notes, Class A-2-II	594.0	594.0
Series 2022-1 Variable Funding Senior Secured Notes, Class A-1, variable interest rate of 7.95% and 7.29% at December 31, 2023 and December 31, 2022, respectively	100.0	100.0
Series 2023-1 7.824% Fixed Rate Senior Secured Notes, Class A-2	500.0	—
Unamortized debt issuance costs	(9.5)	(5.1)
Long-term debt, net of debt issuance costs	1,184.5	1,341.9
Current portion of long-term debt	(100.0)	(100.0)
Long-term debt	$ 1,084.5	$ 1,241.9

Long-Term Debt

On June 5, 2019, Applebee's Funding LLC and IHOP Funding LLC (the "Co-Issuers"), each a special purpose, wholly-owned indirect subsidiary of the Company, issued two tranches of fixed rate senior secured notes, the Series 2019-1 4.194% Fixed Rate Senior Secured Notes, Class A-2-I ("2019 Class A-2-I Notes") in an initial aggregate principal amount of $700 million and the Series 2019-1 4.723% Fixed Rate Senior Secured Notes, Class A-2-II ("2019 Class A-2-II Notes") in an initial aggregate principal amount of $600 million (the "2019 Class A-2-II Notes" and, together with the 2019 Class A-2-I Notes, the "2019 Class A-2 Notes"). The 2019 Class A-2 Notes were issued pursuant to an offering exempt from registration under the Securities Act of 1933, as amended.

On August 12, 2022, the Co-Issuers established a new revolving financing facility, the 2022-1 Variable Funding Senior Secured Notes, Class A-1 (the "Credit Facility"), that allows for drawings up to $325 million of variable funding notes on a revolving basis and the issuance of letters of credit. In connection with this transaction, the Co-Issuers terminated their $225 million revolving financing facility, the 2019-1 Variable Funding Senior Secured Notes, Class A-1 (the "Previous Credit Facility").

On April 17, 2023, the Co-Issuers completed a refinancing transaction and issued $500 million of Series 2023-1 7.824% Fixed Rate Senior Secured Notes, Class A-2 (the "2023 Class A-2 Notes"). The 2023 Class A-2 Notes were issued pursuant to an offering exempt from registration under the Securities Act of 1933, as amended. The Company used the net proceeds of the

8. Long-Term Debt (Continued)

2023 Class A-2 Notes to repay the entire outstanding balance of approximately $585.1 million of the 2019 Class A-2-I Notes and to pay fees and expenses incurred in connection with the issuance of the 2023 Class A-2 Notes. The remaining 2019 Class A-2-II Notes and the Credit Facility, together with the 2023 Class A-2 Notes are referred to collectively herein as the "Notes." The Notes were issued in securitization transactions pursuant to which substantially all the domestic revenue-generating assets and domestic intellectual property held by the Co-Issuers and certain other special-purpose, wholly-owned indirect subsidiaries of the Company (the "Guarantors") were pledged as collateral to secure the Notes.

The Notes were issued under a Base Indenture, dated as of September 30, 2014, amended and restated as of June 5, 2019 and further amended and restated as of April 17, 2023 (the "Base Indenture"). In addition, the 2019 Class A-2-II Notes were issued under the related Series 2019-1 Supplement to the Base Indenture, dated June 5, 2019 (the "Series 2019-1 Supplement"), among the Co-Issuers and Citibank, N.A., as the trustee (in such capacity, the "Trustee") and securities intermediary, the Credit Facility was issued under the related Series 2022-1 Supplement to the Base Indenture, dated August 12, 2022 ("Series 2022-1 Supplement"), among the Co-Issuers and Citibank, N.A., as Trustee and securities intermediary, and the 2023 Class A-2 Notes were issued under the related Series 2023-I Supplement to the Base Indenture, dated April 17, 2023 (the "Series 2023-I Supplement"), among the Co-Issuers and Citibank, N.A., as Trustee and securities intermediary. The Base Indenture, Series 2019-1 Supplement, Series 2022-1 Supplement, and Series 2023-I Supplement (collectively, the "Indenture") will allow the Co-Issuers to issue additional series of notes in the future subject to certain conditions set forth therein.

2019 Class A-2 Notes

The 2019 Class A-2-I Notes were voluntarily repaid in full on April 17, 2023, while the 2019 Class A-2-II Notes remain outstanding as of December 31, 2023.

The legal final maturity of the 2019 Class A-2-II Notes is June 2049, but rapid amortization will apply if the 2019 Class A-2-II Notes are not repaid by June 2026 (the "2019 Class A-2-II Anticipated Repayment Date"). If the Co-Issuers have not repaid or refinanced the 2019 Class A-2-II Notes by the 2019 Class A-2-II Anticipated Repayment Date, then additional interest will accrue on the 2019 Class A-2-II Notes, as applicable, at the greater of: (A) 5.0% and (B) the amount, if any, by which the sum of the following exceeds the applicable 2019 Class A-2-II Note interest rate: (x) the yield to maturity (adjusted to a quarterly bond-equivalent basis) on the 2019 Class A-2-II Anticipated Repayment Date of the United States Treasury Security having a term closest to 10 years plus (y) 7.64% for the 2019 Class A-2-II Notes.

While the 2019 Class A-2-II Notes are outstanding, payment of principal and interest is required to be made on the 2019 Class A-2-II Notes on a quarterly basis. The quarterly principal payment of $1.5 million on the 2019 Class A-2-II Notes may be suspended when the leverage ratio for the Company and its subsidiaries is less than or equal to 5.25x. Exceeding the leverage ratio of 5.25x does not violate any covenant related to the Notes. In general, the leverage ratio is the Company's indebtedness (as defined in the Indenture) divided by adjusted EBITDA (as defined in the Indenture) for the four preceding quarterly periods. The complete definitions of all calculation elements of the leverage ratio are contained in the Indenture.

As of December 31, 2023 the Company's leverage ratio was 4.2x. As a result, quarterly principal payments on the 2019 Class A-2-II Notes of $1.5 million currently are not required. The Company may voluntarily repay the 2019 Class A-2-II Notes at any time without any associated make-whole premium.

2019 Class A-1 Notes

The Previous Credit Facility allowed for drawings up to $225 million of variable funding notes on a revolving basis and the issuance of letters of credit. There were no outstanding borrowings since March 2021 under the Previous Credit Facility until its termination in August 2022.

The interest rate for borrowings under the Previous Credit Facility was the three-month LIBOR rate plus 2.15% for 60% of the advances and the commercial paper funding rate of our conduit investor plus 2.15% for 40% of the advances.

2022 Class A-1 Notes

In August 2022, the Co-Issuers entered into the Credit Facility that allows for drawings up to $325 million of variable funding notes on a revolving basis and the issuance of letters of credit. The applicable interest rate under the Credit Facility depends on the type of borrowing by the Co-Issuers. The applicable interest rate for advances is generally calculated at a per annum rate equal to the commercial paper funding rate or one-, two-, three- or six-month Term SOFR Rate, in either case, plus 2.50%. The applicable interest rate for swingline advances and unreimbursed draws on outstanding letters of credit is a per annum base rate equal to the sum of (a) the greatest of (i) the Prime Rate in effect from time to time; (ii) the Federal Funds Rate in effect from time to time plus 0.50%; and (iii) Term SOFR for a one-month tenor in effect at such time plus 0.50% plus (b) 2.00%.

8. Long-Term Debt (Continued)

The legal final maturity of the Credit Facility is June 2052, but rapid amortization will apply if there are outstanding amounts under the Credit Facility after June 2027 (the "Class A-1 Renewal Date"). The Class A-1 Renewal Date may be extended at the Co-Issuers' election for up to two successive one-year periods if certain conditions are met. If the Co-Issuers have not repaid or refinanced the Credit Facility by the Class A-1 Renewal Date (after giving effect to any extensions), then interest will accrue on the Credit Facility at a rate equal to 5.00% in addition to the regular interest rate applicable to the Credit Facility.

In August 2022, the Company borrowed $100 million against the Credit Facility, all of which was outstanding at December 31, 2023. The amount of $3.4 million was pledged against the Credit Facility for outstanding letters of credit, leaving $221.6 million of the Credit Facility available for borrowing at December 31, 2023. It is anticipated that any principal and interest on the Credit Facility outstanding will be repaid in full on or prior to the quarterly payment date in June 2027, subject to two additional one-year extensions at the option of the Company upon the satisfaction of certain conditions. The letters of credit are used primarily to satisfy insurance-related collateral requirements. The weighted average interest rate for the period outstanding during the year ended December 31, 2023 was 7.68%.

2023 Class A-2 Notes

The legal final maturity of the 2023 Class A-2 Notes is in March 2053, but it is anticipated that, unless repaid earlier to the extent permitted under the Indenture, the 2023 Class A-2 Notes will be repaid in June 2029 (the "2023 Class A-2 Anticipated Repayment Date"). If the Co-Issuers have not repaid or refinanced the 2023 Class A-2 Notes by the 2023 Class A-2 Anticipated Repayment Date, then additional interest will accrue on the 2023 Class A-2 Notes, as applicable, at the greater of: (A) 5.0% and (B) the amount, if any, by which the sum of the following exceeds the Series 2023-1 Class A-2 Note interest rate: (x) the yield to maturity (adjusted to a quarterly bond-equivalent basis) on the 2023 Class A-2 Anticipated Repayment Date of the United States Treasury Security having a term closest to 10 years plus (y) 9.24% for the 2023 Class A-2 Notes.

While the 2023 Class A-2 Notes are outstanding, payment of principal and interest is required to be made on the 2023 Class A-2 Notes on a quarterly basis. The payment of principal on the 2023 Class A-2 Notes may be suspended when the leverage ratio for the Company and its subsidiaries is less than or equal to 5.25x.

As of December 31, 2023, the Company's leverage ratio was approximately 4.2x. As a result, quarterly principal payments on the 2023 Class A-2 Notes of $1.25 million currently are not required.

The Company may voluntarily repay the 2023 Class A-2 Notes at any time; however, if the 2023 Class A-2 Notes are repaid prior to certain dates, the Company would be required to pay make-whole premiums. As of December 31, 2023, the make-whole premium associated with voluntary prepayment of the 2023 Class A-2 Notes was approximately $43.5 million. The Company also would be subject to a make-whole premium in the event of a mandatory prepayment required following a Rapid Amortization Event or certain asset dispositions. The mandatory make-whole premium requirements are considered derivatives embedded in the Notes that must be bifurcated for separate valuation. The Company estimated the fair value of these derivatives to be immaterial as of December 31, 2023, based on the probability-weighted discounted cash flows associated with either event.

Management Agreement

Under the terms of the Management Agreement, dated September 30, 2014, as amended and restated as of September 5, 2018, as further amended and restated as of June 5, 2019 and as further amended and restated as of April 17, 2023, among the Co-Issuers and the Guarantors (collectively, the "Securitization Entities"), the Company, Applebee's Services, Inc., International House of Pancakes, LLC and the Trustee, the Company will act as the manager with respect to substantially all of the assets of the Securitization Entities (the "Securitized Assets"). The primary responsibilities of the manager will be to perform certain franchising, distribution, intellectual property and operational functions on behalf of the Securitization Entities with respect to the Securitized Assets pursuant to the Management Agreement. The manager will be entitled to the payment of the weekly management fee, as set forth in the Management Agreement and will be subject to the liabilities set forth in the Management Agreement.

Repurchase Program

On February 16, 2023, our Company's Board of Directors authorized a debt repurchase program of up to $100 million. Repurchases of the Company's debt, if any, are expected to reduce future cash interest payments, as well as future amounts due at maturity or upon redemption. Under the authorization, the Company may make repurchases of the Company's debt from time to time in the open market or in privately negotiated transactions upon such terms and at such prices as management may determine.

8. Long-Term Debt (Continued)

Covenants and Restrictions

The Notes are subject to a series of covenants and restrictions customary for transactions of this type, including: (i) that the Co-Issuers maintain specified reserve accounts to be used to make required payments in respect of the Notes, (ii) provisions relating to optional and mandatory prepayments, and the related payment of specified amounts, including specified call redemption premiums in the case of Class A-2 Notes under certain circumstances; (iii) certain indemnification payments in the event, among other things, the transfers of the assets pledged as collateral for the Notes are in stated ways defective or ineffective and (iv) covenants relating to recordkeeping, access to information and similar matters. The Notes are subject to customary rapid amortization events provided for in the Indenture, including events tied to failure of the Securitization Entities to maintain the stated debt service coverage ratio ("DSCR"), the sum of domestic retail sales for all restaurants being below certain levels on certain measurement dates, certain manager termination events, certain events of default and the failure to repay or refinance the Class A-2 Notes on the anticipated repayment dates. The Notes are also subject to certain customary events of default, including events relating to non-payment of required interest, principal or other amounts due on or with respect to the Notes, failure of the Securitization Entities to maintain the stated DSCR, failure to comply with covenants within certain time frames, certain bankruptcy events, breaches of specified representations and warranties and certain judgments.

In general, the DSCR ratio is Net Cash Flow (as defined in the Indenture) for the four quarters preceding the calculation date divided by the total debt service payments (as defined in the Indenture) of the preceding four quarters. The complete definitions of the DSCR and all calculation elements are contained in the Indenture. Failure to maintain a prescribed DSCR can trigger a Cash Flow Sweeping Event, a Rapid Amortization Event, a Manager Termination Event or a Default Event (each as defined in the Indenture) as described below. In a Cash Flow Sweeping Event, the Trustee is required to retain 50% of excess Cash Flow (as defined in the Indenture) in a restricted account. In a Rapid Amortization Event, all excess Cash Flow is retained and used to retire principal amounts of debt. In a Manager Termination Event, the Company may be replaced as manager of the assets securitized under the Indenture. In a Default Event, the outstanding principal amount and any accrued but unpaid interest can be called to become immediately due and payable. Key DSCRs are as follows:

- DSCR less than 1.75x - Cash Flow Sweeping Event
- DSCR less than 1.20x - Rapid Amortization Event
- Interest-only DSCR less than 1.20x - Manager Termination Event
- Interest-only DSCR less than 1.10x - Default Event

The Company's DSCR for the reporting period ended December 31, 2023 was approximately 3.6x.

Debt Issuance Costs

2023 Class A-2 Notes

The Company incurred costs of approximately $8.0 million in connection with the issuance of the 2023 Class A-2 Notes. These debt issuance costs are being amortized using the effective interest method over the estimated life of the 2023 Class A-2 Notes. Amortization costs of $0.7 million were included in interest expense for the year ended December 31, 2023. As of December 31, 2023, unamortized debt issuance costs of $7.3 million are reported as a direct reduction of the 2023 Series Class A-2 Notes in the Consolidated Balance Sheets.

2022 Class A-1 Notes

In August 2022, the Company incurred costs of approximately $6.3 million in connection with the issuance of the Credit Facility. These debt issuance costs are being amortized over the estimated life of the Credit Facility. Amortization costs of $1.2 million and $0.4 million were included in interest expense for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, unamortized debt issuance costs of $4.7 million related to the Credit Facility are classified as other non-current assets in the Consolidated Balance Sheets.

2019 Class A-2 Notes

The Company incurred costs of approximately $12.9 million in connection with the issuance of the 2019 Class A-2 Notes. These debt issuance costs are being amortized using the effective interest method over estimated life of each tranche of the 2019 Class A-2 Notes. Amortization costs of $1.6 million, $2.4 million, and $2.2 million are included in interest expense for the years ended December 31, 2023, 2022 and 2021, respectively.

The Company repaid the entire outstanding balance of approximately $585.1 million of its 2019 Class A-2-I Notes during the year ended December 31, 2023 and recognized a $1.7 million loss on extinguishment of debt from the write-off of the related remaining issuance costs. This loss was offset by a $1.7 million gain on extinguishment of debt from the purchase of $67.9 million of its 2019 Class A-2-I Notes under par value during the year ended December 31, 2023. In addition, the

8. Long-Term Debt (Continued)

Company purchased $40.0 million of its 2019 Class A-2-I Notes under par and recognized a $1.4 million gain on extinguishment of debt during the three months ended December 31, 2022.

As of December 31, 2023, unamortized debt issuance costs of $2.2 million are reported as a direct reduction of the 2019 Class A-2-II Notes in the Consolidated Balance Sheets.

2019 Class A-1 Notes

Amortization costs incurred in connection with the Previous Credit Facility of $0.4 million were included in interest expense for the year ended December 31, 2022. In connection with the termination of the Previous Credit Facility in August 2022, the Company recognized as a loss on extinguishment of debt of $1.2 million, representing the remaining unamortized debt issuance costs associated with the Previous Credit Facility.

Maturities of Long-term Debt

- The final maturity of the 2019 Class A-2 Notes is in June 2049, but it is anticipated that, unless repaid earlier, the 2019 Class A-2-II Notes will be repaid in June 2026.
- The final maturity of the 2023 Class A-2 Notes is in March 2053, but it is anticipated that, unless repaid earlier, the 2023 Class A-2 Notes will be repaid in June 2029.
- The renewal date of the Credit Facility is June 2027, subject to two additional one-year extensions at the option of the Company upon the satisfaction of certain conditions.
- Quarterly principal payments on the 2019 Class A-2-II Notes totaling $1.50 million ($6.0 million per annum) are required if the Company's leverage ratio is greater than 5.25x.
- Quarterly principal payments on the 2023 Class A-2 Notes totaling $1.25 million ($5.0 million per annum) are required if the Company's leverage ratio is greater than 5.25x.

9. Financing Obligations

On May 19, 2008, the Company entered into a Purchase and Sale Agreement relating to the sale and leaseback of 181 parcels of real property (the "Sale-Leaseback Transaction"), each of which is improved with a restaurant operating as an Applebee's Neighborhood Grill and Bar (the "Properties"). On June 13, 2008, the closing date of the Sale-Leaseback Transaction, the Company entered into a Master Land and Building Lease ("Master Lease") for the Properties. The proceeds received from the transaction were $337.2 million. The Master Lease calls for an initial term of twenty years and four, five-year options to extend the term.

The Sale-Leaseback Transaction does not qualify as a sale under current U.S. GAAP. Accordingly, the Sale-Leaseback Transaction continues to be recorded under the financing method. The value of the land and leasehold improvements will remain on the Company's books and the leasehold improvements will continue to be depreciated over their remaining useful lives. The net proceeds received were recorded as a financing obligation. A portion of the lease payments is recorded as a decrease to the financing obligation and a portion is recognized as interest expense. In the event the lease obligation of any individual property or group of properties is assumed by a qualified franchisee, the portion of the transaction related to that property or group of properties is recorded as a sale in accordance with U.S. GAAP and the net book value of those properties will be removed from the Company's books, along with a ratable portion of the remaining financing obligation.

As of December 31, 2023, the portion of the original Sale-Leaseback Transaction related to 160 of the 181 Properties has qualified as a sale by assignment of the lease obligation to a qualified franchisee or a release from the lessor. In accordance with the accounting described above, the property and equipment and financing obligations have each been cumulatively reduced by approximately $286.9 million.

9. Financing Obligations (Continued)

As of December 31, 2023, future minimum lease payments under financing obligations during the initial terms of the leases related to the sale-leaseback transactions are as follows:

Fiscal Years	(In millions)
2024	$ 4.6
2025	4.6
2026	4.9
2027	4.6
2028	22.5
Thereafter	—
Total minimum lease payments	41.2
Less: interest	(12.8)
Total financing obligations	28.4
Less: current portion[1]	(1.4)
Long-term financing obligations	$ 27.0

---

[1] Included in current maturities of finance lease and financing obligations on the consolidated balance sheets.

10. Leases

The Company engages in leasing activity as both a lessee and a lessor. The majority of the Company's lease portfolio originated when the Company was actively involved in the development and financing of IHOP restaurants prior to the franchising of the restaurant to the franchisee. This activity included the Company's purchase or leasing of the site on which the restaurant was located and subsequently leasing/subleasing the site to the franchisee. With a few exceptions, the Company ended this practice in 2003 and the Company's current lease activity is predominantly comprised of renewals of existing lease arrangements and exercises of options on existing lease arrangements.

The Company currently leases from third parties the real property on which approximately 519 IHOP franchisee-operated restaurants and one Applebee's franchisee-operated restaurant are located; the Company (as lessor) subleases the property to the franchisees that operate those restaurants. The Company also leases property it owns to the franchisees that operate 52 IHOP restaurants and one Applebee's restaurant. The Company leases from a third party the real property on which one Fuzzy's company-operated restaurant is located. The Company also leases office space for its principal corporate office in Pasadena, California and restaurant support centers in Leawood, Kansas and Irving, Texas. The Company does not have a significant amount of non-real estate leases.

The Company's existing leases/subleases related to IHOP restaurants generally provide for an initial term of 20 to 25 years, with most having one or more five-year renewal options. Leases related to Applebee's restaurants generally have an initial term of 10 to 20 years, with renewal terms of five to 20 years. Option periods were not included in determining liabilities and right-of-use assets related to operating leases. Restaurants associated with approximately 340 of the Company's leases met the sales levels that required variable rent payments to the Company (as lessor), based on a percentage of restaurant sales in 2023. Restaurants associated with approximately 45 of the Company's leases met the sales levels that required variable rent payments by the Company (as lessee), based on a percentage of restaurant sales in 2023.

The individual lease agreements do not provide information to determine the implicit interest rate in the agreements. The Company made significant judgments in determining the incremental borrowing rates that were used in calculating operating lease liabilities. Due to the large number of leases, the Company applied a portfolio approach by grouping the leases based on the original lease term. The Company estimated the interest rate for each grouping primarily by reference to (i) yield rates on debt issuances by companies of a similar credit rating as the Company; (ii) U.S. Treasury rates as of the adoption date; and (iii) adjustments for differences in years to maturity.

10. Leases (Continued)

The Company's lease cost for the years ended December 31, 2023, 2022, and 2021 was as follows:

	Year Ended December 31,		
	2023	2022	2021
	(In millions)		
Finance lease cost:			
Amortization of right-of-use assets	$ 2.5	$ 3.6	$ 4.6
Interest on lease liabilities	2.8	4.5	5.4
Operating lease cost	75.3	83.5	84.4
Variable lease cost	7.8	7.6	7.0
Short-term lease cost	0.0	0.0	0.1
Sublease income	(110.4)	(106.8)	(104.6)
Lease cost	$ (22.0)	$ (7.6)	$ (3.1)

Future minimum lease payments under noncancellable leases as lessee as of December 31, 2023 were as follows:

	Finance Leases	Operating Leases
	(In millions)	
2024	$ 8.4	$ 80.9
2025	7.2	71.5
2026	6.8	64.5
2027	5.7	45.9
2028	4.0	31.9
Thereafter	21.3	107.9
Total minimum lease payments	53.4	402.6
Less: interest/imputed interest	(13.1)	(70.0)
Total obligations	40.3	332.6
Less: current portion	(5.9)	(63.5)
Long-term lease obligations	$ 34.4	$ 269.1

The weighted average remaining lease term as of December 31, 2023 was 5.7 years for finance leases and 5.9 years for operating leases. The weighted average discount rate as of December 31, 2023 was 9.25% for finance leases and 5.66% for operating leases.

During the years ended December 31, 2023, 2022 and 2021, the Company made the following cash payments for leases:

	Year Ended December 31,		
	2023	2022	2021
	(In millions)		
Principal payments on finance lease obligations	$ 6.4	$ 8.9	$ 10.2
Interest payments on finance lease obligations	$ 2.8	$ 4.5	$ 5.4
Payments on operating leases	$ 75.2	$ 83.5	$ 91.7
Variable lease payments	$ 7.8	$ 7.6	$ 6.2

The Company's income from operating leases for the years ended December 31, 2023, 2022 and 2021 was as follows:

	Year Ended December 31,		
	2023	2022	2021
	(In millions)		
Minimum lease payments	$ 100.7	$ 96.4	96.0
Variable lease income	17.5	16.9	15.3
Total operating lease income	$ 118.2	$ 113.3	$ 111.3

10. Leases (Continued)

Future minimum payments to be received as lessor under noncancellable operating leases as of December 31, 2023 were as follows:

	(In millions)
2024	$ 101.2
2025	88.3
2026	74.2
2027	56.5
2028	39.2
Thereafter	122.9
Total minimum rents receivable	$ 482.3

The Company's income from real estate leases receivable at December 31, 2023, 2022 and 2021 was as follows:

	Year Ended December 31,		
	2023	2022	2021
	(In millions)		
Selling profit	$ 0.2	$ 0.9	$ —
Interest income	1.1	1.5	2.1
Variable lease income	0.4	0.7	0.5
Total financing lease income	$ 1.7	$ 3.1	$ 2.6

Future minimum payments to be received as lessor under noncancellable real estate leases as of December 31, 2023 were as follows:

	(In millions)
2024	$ 3.1
2025	2.2
2026	2.3
2027	2.2
2028	2.3
Thereafter	13.8
Total minimum rents receivable	25.9
Less: unearned income	(7.5)
Total real estate leases receivable	18.4
Less: current portion	(2.0)
Long-term real estate leases receivable	$ 16.4

11. Commitments and Contingencies

Purchase Commitments

In some instances, the Company enters into commitments to purchase advertising and other items. Most of these agreements are fixed price purchase commitments. At December 31, 2023, the outstanding purchase commitments were $117.6 million, of which $108.2 million related to advertising commitments over the next twelve months.

Lease Guarantees

In connection with the refranchising of Applebee's restaurants to franchisees, the Company has, in certain cases, guaranteed or had potential continuing liability for lease payments. The Company had outstanding lease guarantees or was contingently liable for approximately $402.1 million and $445.1 million as of December 31, 2023 and 2022, respectively. These amounts represent the maximum potential liability of future payments under these leases. These leases have been assigned to the buyers and expire at the end of the respective lease terms, which range from 2024 through 2058. Excluding unexercised option periods, the Company's potential liability for future payments under these leases as of December 31, 2023 was $90.1 million. In the event of default, the indemnity and default clauses in our sale or assignment agreements govern our ability to pursue and recover damages incurred. No material liabilities for these guarantees have been recorded as of December 31, 2023.

11. Commitments and Contingencies (Continued)

Litigation, Claims and Disputes

The Company is subject to various lawsuits, governmental inspections, administrative proceedings, audits, and claims arising in the ordinary course of business. Some of these lawsuits purport to be class actions and/or seek substantial damages. The Company is required to record an accrual for litigation loss contingencies that are both probable and reasonably estimable. Legal fees and expenses associated with the defense of the Company's litigation are expensed as such fees and expenses are incurred. In the opinion of management, these matters are adequately covered by insurance or, if not so covered, are without merit or are of such a nature or involve amounts that would not have a material adverse impact on the Company's business or consolidated financial statements. Management regularly assesses the Company's insurance deductibles, analyzes litigation information with the Company's attorneys and evaluates its loss experience in connection with pending legal proceedings. While the Company does not presently believe that any of the legal proceedings to which the Company is currently a party will ultimately have a material adverse impact on the Company, there can be no assurance that the Company will prevail in all the proceedings the Company is party to, or that the Company will not incur material losses from them.

Letters of Credit

The Company provides letters of credit, primarily to various insurance carriers to collateralize obligations for outstanding claims. As of December 31, 2023, the Company had approximately $3.4 million of unused letters of credit outstanding that reduce the Company's available borrowing under its 2022 Class A-1 Notes. These letters of credit expire on various dates in 2024 and are automatically renewed for an additional year if no cancellation notice is submitted.

12. Stockholders' Deficit

Stock Repurchase Programs

In February 2019, the Company's Board of Directors approved a stock repurchase program authorizing the Company to repurchase up to $200 million of the Company's common stock (the "2019 Repurchase Program") on an opportunistic basis from time to time in the open market or in privately negotiated transactions based on business, market, applicable legal requirements and other considerations. The 2019 Repurchase Program, as approved by the Board of Directors, does not require the repurchase of a specific number of shares and can be terminated at any time.

On February 17, 2022, the Company's Board of Directors authorized a new share repurchase program, effective April 1, 2022, of up to $250 million (the "2022 Repurchase Program"). In connection with the approval of the 2022 Repurchase Program, the 2019 Repurchase Program terminated effective April 1, 2022.

A summary of shares repurchased under the 2022 Repurchase Program and the 2019 Repurchase Program, during the years ended December 31, 2023, 2022 and 2021, and cumulatively for each program, is as follows:

	Shares	Cost of shares
		(In millions)
2022 Repurchase Program		
Repurchased during the year ended December 31, 2023	446,189	$ 26.1
Repurchased during the year ended December 31, 2022	1,149,589	$ 78.7
Cumulative (life-of-program) repurchases	1,595,778	$ 104.8
Remaining dollar value of shares that may be repurchased	n/a	$ 145.2
2019 Repurchase Program		
Repurchased during the year ended December 31, 2022	588,108	$ 41.4
Repurchased during the year ended December 31, 2021	59,099	$ 4.5
Repurchased during the year ended December 31, 2020	459,899	$ 26.5
Cumulative (life-of-program) repurchases	2,344,804	$ 175.8
Remaining dollar value of shares that may be repurchased (1)	n/a	n/a

(1) In connection with the 2022 Repurchase Program, the 2019 Repurchase Program terminated effective April 1, 2022.

12. Stockholders' Deficit (Continued)

Dividends

During the fiscal years ended December 31, 2023, 2022 and 2021, the Company declared and paid dividends on common stock as follows:

Year ended December 31, 2023	Declaration Date	Payment Date	Dividends declared per share	Dividends paid per share	Total dividends paid[1]
					(In millions)
Payment of prior year declaration	(3)	January 6, 2023	$ —	$ 0.51	$ 8.0
First quarter	February 21, 2023	March 31, 2023	0.51	0.51	8.0
Second quarter	May 11, 2023	July 7, 2023	0.51	0.51	7.9
Third quarter	September 7, 2023	September 29, 2023	0.51	0.51	7.8
Fourth quarter	November 30, 2023	(2)	0.51	—	—
Total			$ 2.04	$ 2.04	$ 31.7

Year ended December 31, 2022	Declaration Date	Payment Date	Dividends declared per share	Dividends paid per share	Total dividends paid[1]
Payment of prior year declaration	(4)	January 7, 2022	$ —	$ 0.40	$ 6.9
First quarter	February 17, 2022	April 1, 2022	0.46	0.46	7.8
Second quarter	May 12, 2022	July 8, 2022	0.51	0.51	8.2
Third quarter	September 9, 2022	September 30, 2022	0.51	0.51	8.1
Fourth quarter	December 2, 2022	(3)	0.51	$ —	$ —
Total			$ 1.99	$ 1.88	$ 31.0

Year ended December 31, 2021	Declaration Date	Payment Date	Dividends declared per share	Dividends paid per share	Total dividends paid[1]
Fourth quarter	December 20, 2021	(4)	$ 0.40	$ —	$ —
Total			$ 0.40	$ —	$ —

(1) Includes dividend equivalents paid on restricted stock units.

(2) The fourth quarter 2023 dividend of $7.7 million was paid on January 5, 2024.

(3) The fourth quarter 2022 dividend of $8.0 million was paid on January 6, 2023.

(4) The fourth quarter 2021 dividend of $6.9 million was paid on January 7, 2022.

Dividends declared on common stock are recorded as a reduction of retained earnings to the extent retained earnings are available at the close of the period prior to the date of the declared dividend. Dividends in excess of retained earnings are recorded as a reduction of additional paid-in capital. All dividends declared during the fiscal years ended December 31, 2023, 2022 and 2021 were declared from retained earnings.

Treasury Stock

Repurchases of the Company's common stock are included in treasury stock at the cost of shares repurchased plus any transaction costs. Treasury stock may be re-issued when vested stock options are exercised, when restricted stock awards are granted and when restricted stock units settle in stock upon vesting. The cost of treasury stock re-issued is determined on the first-in, first-out ("FIFO") method. The Company re-issued 281,161 shares, 205,293 shares and 660,718 shares, respectively, during the years ended December 31, 2023, 2022 and 2021 at a total FIFO cost of $13.5 million, $9.6 million and $26.8 million, respectively.

13. Closure and Long-lived Tangible Asset Impairment Charges

Closure and long-lived tangible asset impairment charges for the years ended December 31, 2023, 2022 and 2021 were as follows:

	Year Ended December 31,		
	2023	2022	2021
	(In millions)		
Closure charges	$ 1.6	$ 1.7	$ 3.7
Long-lived tangible asset impairment	2.0	1.4	1.7
Total closure and impairment charges	$ 3.6	$ 3.1	$ 5.4

Closure Charges

The closure charges of $1.6 million for the year ended December 31, 2023 primarily related to revisions to existing closure reserves, including accretion, for approximately 40 IHOP restaurants closed prior to 2022.

The closure charges of $1.7 million for the year ended December 31, 2022 comprised of $1.3 million for revisions to existing closure reserves, including accretion for approximately 40 restaurants closed prior to 2021 and $0.4 million related to three IHOP restaurants closed in 2022. The closure charges of $3.7 million for the year ended December 31, 2021 comprised $2.1 million related to 20 IHOP restaurants closed in 2021 and $1.6 million for revisions to existing closure reserves, including accretion, primarily for 28 IHOP restaurants closed prior to 2020.

Long-lived Tangible Asset Impairment

The long-lived asset impairment of $2.0 million for the year ended December 31, 2023 primarily related to four IHOP subleased restaurants for which the carrying amount exceeded the future projected cash flows. The primary method of estimating fair value is based on a discounted cash flow analysis. The Company also considers factors such as the number of years the restaurant has been in operation, sales trends, cash flow trends, remaining lease life and other factors which apply on a case-by-case basis. For locations owned by the Company, current purchase offers, if any, or valuations from independent third party sources are utilized, if available. The analysis is performed at the restaurant level for indicators of permanent impairment. The impairment recorded represented the difference between the carrying value and the estimated fair value. The impairments primarily related to operating lease right-of-use assets.

The long-lived asset impairment of $1.4 million for the year ended December 31, 2022 related to five IHOP subleased restaurants for which the carrying amount exceeded the future projected cash flows. The long-lived asset impairment of $1.7 million for the year ended December 31, 2021 related to five IHOP subleased restaurants for which the carrying amount exceeded the future projected cash flows.

14. Stock-Based Incentive Plans

General Description

Currently, the Company is authorized to grant stock options, stock appreciation rights, restricted stock, cash-settled and stock-settled restricted stock units and performance units to officers, other employees and non-employee directors under the Dine Brands Global, Inc. 2019 Stock Incentive Plan (the "2019 Plan"). The 2019 Plan was approved by stockholders on May 14, 2019 to permit the issuance of up to 2,050,000 shares (subject to adjustment as defined in the 2019 Plan for shares that may become available from prior plans) of the Company's common stock for incentive stock awards. The 2019 Plan was amended and approved by stockholders on May 14, 2022 to permit the issuance of an additional 2,020,000 shares (subject to adjustment as defined in the 2019 Plan Amendment for shares that may become available from prior plans) of the Company's common stock for incentive stock awards. The 2019 Plan will expire in May 2029.

The Dine Brands Global, Inc. 2016 Stock Incentive Plan (the "2016 Plan") was adopted in 2016 to permit the issuance of up to 3,750,000 shares of the Company's common stock for incentive stock awards. The 2016 Plan was terminated upon adoption of the 2019 Plan, but there are stock options (vested and unvested) and unvested restricted stock and restricted stock units issued under the 2016 Plan that are outstanding as of December 31, 2023.

The DineEquity, Inc. 2011 Stock Incentive Plan (the "2011 Plan") was adopted in 2011 to permit the issuance of up to 1,500,000 shares of the Company's common stock for incentive stock awards. The 2011 Plan was terminated upon adoption of the 2016 Plan, but there are vested stock options issued under the 2011 Plan that are outstanding as of December 31, 2023.

14. Stock-Based Incentive Plans (Continued)

The 2019 Plan, 2016 Plan and the 2011 Plan are collectively referred to as the "Plans."

Stock-Based Compensation Expense

From time to time, the Company has granted non-qualified stock options, restricted stock, cash-settled and stock-settled restricted stock units and performance units to officers, other employees and non-employee directors of the Company under the Plans. The non-qualified stock options generally vest ratably over a three-year period in one-third increments and have a maturity of ten years from the grant date. Options vest immediately upon a change in control of the Company, as defined in the Plans. Option exercise prices equal the closing price of the Company's common stock on the New York Stock Exchange on the date of grant. Restricted stock and restricted stock units are issued at no cost to the holder and vest over terms determined by the Compensation Committee of the Company's Board of Directors, generally either three years from the date of grant or in one-third increments over three years, as well as immediately upon a change in control of the Company, as defined in the Plans. The Company either utilizes treasury stock or issues new shares from its authorized but unissued share pool when vested stock options are exercised, when restricted stock awards are granted and when restricted stock units settle in stock upon vesting. See *Note 12, Stockholders' Deficit*, of Notes to the Consolidated Financial Statements, for treasury shares utilized related to equity grants during the years ended December 31, 2023, 2022 and 2021.

The following table summarizes the Company's stock-based compensation expense included as a component of general and administrative expenses in the consolidated financial statements:

	Year Ended December 31,		
	2023	**2022**	**2021**
	(In millions)		
Stock-based compensation expense			
Equity classified awards expense	$ 12.0	$ 16.2	$ 11.6
Liability classified awards expense	(1.4)	1.4	2.3
Total stock-based compensation expense	10.6	17.6	13.9

As of December 31, 2023, total unrecognized compensation cost related to restricted stock and restricted stock units of $17.2 million and $2.6 million related to stock options is expected to be recognized over a weighted average period of approximately 1.37 years for restricted stock and restricted stock units and 1.40 years for stock options.

Equity Classified Awards - Stock Options

The per share fair values of the stock options granted have been estimated as of the date of grant using the Black-Scholes option pricing model. The Black-Scholes model considers, among other factors, the expected life of the option and the historical volatility of the Company's stock price. The Black-Scholes model meets the requirements of U.S. GAAP, but the fair values generated by the model may not be indicative of the actual fair values of the Company's stock-based awards.

The following table summarizes the assumptions used in the Black-Scholes model for stock options granted in the years ended December 31, 2023, 2022 and 2021:

	2023	**2022**	**2021**
Risk free interest rate	4.4 %	1.7 %	0.5 %
Weighted average historical volatility	70.9 %	70.1 %	67.7 %
Dividend yield	2.7 %	2.6 %	— %
Expected years until exercise	4.5	4.5	4.5
Weighted average fair value of options granted	$ 37.35	$ 33.23	$ 40.25

14. Stock-Based Incentive Plans (Continued)

Stock option activity for the years ended December 31, 2023, 2022 and 2021 is summarized as follows:

	Number of Shares Under Option	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at December 31, 2020	1,014,670	$ 64.16		
Granted	95,891	75.28		
Exercised	(524,536)	48.79		
Forfeited	(59,468)	88.39		
Expired	(50,653)	98.61		
Outstanding at December 31, 2021	475,904	76.65		
Granted	75,795	70.08		
Exercised	(3,505)	68.80		
Forfeited	(6,171)	81.13		
Expired	(2,448)	94.43		
Outstanding at December 31, 2022	539,575	75.65		
Granted	74,390	74.94		
Exercised	(69,443)	54.90		
Forfeited	(20,876)	79.11		
Expired	(61,140)	82.47		
Outstanding at December 31, 2023	462,506	$ 77.59	5.8	$ —
Vested and Expected to Vest at December 31, 2023	451,644	$ 77.67	5.8	$ —
Exercisable at December 31, 2023	319,802	$ 79.52	4.6	$ —

The total intrinsic value of options exercised during the years ended December 31, 2023, 2022 and 2021 was $1.1 million, $37 thousand and $17.9 million, respectively.

Cash received from options exercised under all stock-based payment arrangements for the years ended December 31, 2023, 2022 and 2021 was $3.8 million, $0.2 million and $25.3 million, respectively. The actual tax benefit realized for the tax deduction from option exercises under the stock-based payment arrangements totaled $0.3 million, $9 thousand and $4.5 million, respectively, for the years ended December 31, 2023, 2022 and 2021.

14. Stock-Based Incentive Plans (Continued)

Equity Classified Awards - Restricted Stock and Restricted Stock Units

Activity in equity classified awards of restricted stock and restricted stock units for the years ended December 31, 2023, 2022 and 2021 is as follows:

	Shares of Restricted Stock		Weighted Average Grant-Date Per Share Fair Value	Restricted Stock Units		Weighted Average Grant-Date Per Share Fair Value
Outstanding at December 31, 2020	254,331	$	76.50	355,570	$	28.01
Granted	141,264		83.24	68,998		63.04
Released	(60,407)		66.90	(318,976)		23.19
Forfeited	(58,577)		82.09	—		—
Outstanding at December 31, 2021	276,611		80.85	105,592		71.00
Granted	201,789		70.12	60,914		49.36
Released	(98,864)		86.36	(42,611)		66.63
Forfeited	(23,636)		75.89	—		—
Outstanding at December 31, 2022	355,900		73.57	123,895		62.11
Granted	211,820		73.12	21,731		74.01
Released	(165,533)		73.64	(47,857)		64.04
Forfeited	(63,565)		73.15	(39,294)		77.23
Outstanding at December 31, 2023	338,622	$	73.33	58,475	$	54.07

Liability Classified Awards - Cash-settled Restricted Stock Units

The Company has granted cash-settled restricted stock units to certain employees in the past. These instruments are recorded as liabilities at fair value as of the respective period end.

	Cash-Settled Restricted Stock Units
Outstanding at December 31, 2020	52,956
Granted	—
Released	(38,916)
Forfeited	(1,241)
Outstanding at December 31, 2021	12,799
Granted	67
Released	(12,866)
Forfeited	—
Outstanding at December 31, 2022	—

There were no liabilities outstanding related to cash-settled restricted stock units at December 31, 2023 and 2022. There was no stock-based compensation expense related to cash-settled restricted stock units for the year ended December 31, 2023. For the years ended December 31, 2022 and 2021, $0.2 million and $1.5 million, respectively, was included as stock-based compensation expense related to cash-settled restricted stock units.

Liability Classified Awards - Long-Term Incentive Awards

The Company has granted cash long-term incentive awards to certain employees ("LTIP awards"). Annual LTIP awards vest over a three-year period and are determined using a multiplier from 0% to 200% of the target award based on the total stockholder return of the Company's common stock compared to the total stockholder returns of a peer group of companies. Though LTIP awards are only paid in cash, since the multiplier is primarily based on the price of the Company's common stock, the awards are considered stock-based compensation in accordance with U.S. GAAP and are classified as liabilities. The expense related to the LTIP awards included a credit of $1.4 million and an expense of $1.2 million and $0.8 million, for the

14. Stock-Based Incentive Plans (Continued)

years ended December 31, 2023, 2022 and 2021, respectively. At December 31, 2023 and 2022, a liability of $0.7 million was included as other non-current liabilities and $2.1 million was included as accrued employee compensation and benefits, respectively, in the Consolidated Balance Sheets.

15. Employee Benefit Plans

401(k) Savings and Investment Plan

Effective January 1, 2013, the Company amended the Dine Brands Global, Inc. 401(k) Plan to (i) modify the Company matching formula and (ii) eliminate the one-year completed service requirement that previously had to be met to become eligible for Company matching contributions. As amended, the Company matches 100% of the first four percent of the employee's eligible compensation deferral and 50% of the next two percent of the employee's eligible compensation deferral. All contributions under this plan vest immediately. Company common stock is not an investment option for employees in the 401(k) Plan, other than shares transferred from a prior employee stock ownership plan. Substantially all of the administrative cost of the 401(k) plan is borne by the Company. The Company's matching contribution expense was $3.3 million, $3.3 million and $2.9 million for the years ended December 31, 2023, 2022 and 2021, respectively.

16. Income Taxes

The provision (benefit) for income taxes for the years ended December 31, 2023, 2022 and 2021 was as follows:

		Year Ended December 31,	
	2023	**2022**	**2021**
		(In millions)	
Current			
Federal	$ 25.6	$ 27.5	$ 20.2
State	0.6	5.5	4.6
Foreign	2.2	1.8	1.4
	28.4	34.8	26.2
Deferred			
Federal	(1.2)	(3.8)	(2.3)
State	(12.6)	2.7	0.2
	(13.8)	(1.1)	(2.1)
Provision for income taxes	$ 14.5	$ 33.7	$ 24.1

The provision (benefit) for income taxes differs from the expected federal income tax rates as follows:

	Year Ended December 31,		
	2023	**2022**	**2021**
Statutory federal income tax rate	21.0 %	21.0 %	21.0 %
Non-deductibility of goodwill	—	0.8	—
Non-deductibility of officer's compensation	1.1	2.9	2.2
State and other taxes, net of federal tax benefit	3.8	3.1	3.1
State income tax audit settlement	(13.5)	—	—
Excess tax deficiencies	(0.7)	(0.5)	(7.1)
Change in unrecognized tax benefits	1.1	—	(0.1)
Change in valuation allowance	0.7	(0.3)	0.5
Changes in tax rates and state tax laws	—	3.4	0.2
General business credits	(0.7)	(1.4)	(0.9)
Other	0.2	0.3	0.8
Effective tax rate	13.0 %	29.3 %	19.7 %

Note 16. Income Taxes (Continued)

The fiscal year 2023 effective tax rate of 13.0% applied to pretax book income was different than the statutory Federal income tax rate of 21% primarily due to the conclusion of a state income tax settlement, resulting in a net income tax benefit of $15.1 million.

The fiscal year 2022 effective tax rate of 29.3% applied to pretax book income was different than the statutory Federal income tax rate of 21% due to the state and local income taxes and the non-deductibility of executive compensation. The effective tax rate further increased due to the increase in the effective state tax rate applied to revaluing deferred tax balances. The increase in the effective state tax rate was due to the non-recurring refranchising of 69 Applebee's company-operated restaurants in the fourth quarter of 2022 and various state legislative changes.

The fiscal year 2021 effective tax rate of 19.7% applied to pretax book loss was different than the statutory Federal income tax rate of 21% primarily due to the one-time recognition of excess tax benefits on stock-based compensation, offset by non-deductibility of executive compensation and state and local income taxes.

The Company files federal income tax returns and the Company or one of its subsidiaries file income tax returns in various state and international jurisdictions. With few exceptions, the Company is no longer subject to federal tax examinations by tax authorities for years before 2020 and state or non-United States tax examinations by tax authorities for years before 2018. The Company believes that adequate reserves have been recorded relating to all matters contained in the tax periods open to examination.

Net deferred tax assets (liabilities) at December 31, 2023 and 2022 consisted of the following components:

	2023	2022
	(In millions)	
Lease liabilities	$ 93.2	$ 93.6
Employee compensation	9.4	9.7
Revenue recognition	37.2	37.1
Tax attributes	14.9	5.3
Other	4.5	3.1
Deferred tax assets	159.2	148.8
Valuation allowance	(4.4)	(3.5)
Total deferred tax assets after valuation allowance	154.8	145.3
Recognition of franchise and equipment sales	(4.9)	(6.7)
Capitalization and depreciation[1]	(123.7)	(121.0)
Lease assets	(85.5)	(90.8)
Other	(1.5)	(1.5)
Deferred tax liabilities	(215.6)	(220.0)
Net deferred tax liabilities	$ (60.8)	$ (74.7)

_____

[1] Primarily related to the 2007 Applebee's acquisition.

As of each reporting date, the Company considers new evidence, both positive and negative, that could impact management's view with regards to future realization of deferred tax assets. Management believes that the future realizability of benefits arising from foreign tax credit carryforwards and certain state net operating loss carryforwards does not meet the more-likely-than-not threshold. In recognition of this risk, there is a valuation allowance of $4.4 million as of December 31, 2023.

The Company had gross operating loss carryforwards for state tax purposes of $127.8 million and $37.9 million as of December 31, 2023 and 2022, respectively. Certain net operating loss carryforwards will expire in 2029 if not utilized. The Company had income tax credit carryforwards of $7.4 million and $3.4 million as of December 31, 2023 and 2022, respectively. Certain income tax credit carryforwards will begin to expire in 2029 if not utilized. The increase in gross operating loss carryforwards and income tax credit carryforwards compared to prior year is primarily due to the conclusion of a state income tax audit settlement.

Note 16. Income Taxes (Continued)

The total gross unrecognized tax benefit as of December 31, 2023 and 2022 was $3.5 million and $2.1 million, respectively, excluding interest, penalties and related income tax benefits. If recognized, these amounts would affect the Company's effective income tax rates.

The Company estimates the unrecognized tax benefits may decrease over the upcoming 12 months by $0.4 million related to settlements with taxing authorities and statute of limitations expirations. For the remaining liability, due to the uncertainties related to these tax matters, the Company is unable to make a reasonable estimate as to when cash settlement with a taxing authority will occur. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Year Ended December 31,		
	2023	2022	2021
	(In millions)		
Unrecognized tax benefit as of January 1	$ 2.1	$ 1.9	$ 2.2
Changes for tax positions of prior years	—	0.1	0.5
Increases for tax positions related to the current year	1.9	0.4	0.3
Decreases relating to settlements and lapsing of statutes of limitations	(0.5)	(0.3)	(1.1)
Unrecognized tax benefit as of December 31	$ 3.5	$ 2.1	$ 1.9

As of December 31, 2023, the accrued interest was $0.9 million and accrued penalties were less than $0.1 million, excluding any related income tax benefits. As of December 31, 2022, the accrued interest and penalties were $0.7 million and less than $0.1 million, respectively, excluding any related income tax benefits. The Company recognizes interest accrued related to unrecognized tax benefits and penalties as a component of the income tax provision recognized in the Consolidated Statements of Comprehensive Income.

17. Net Income Per Share

The computation of the Company's basic and diluted net income per share is as follows:

	Year Ended December 31,		
	2023	2022	2021
	(in thousands, except per share data)		
Numerator for basic and diluted income per common share			
Net income	$ 97,176	$ 81,111	$ 97,864
Less: Net income allocated to unvested participating restricted stock	(2,317)	(2,174)	(2,295)
Net income available to common stockholders - basic	94,859	78,937	95,569
Effect of unvested participating restricted stock	—	1	13
Numerator - income available to common shareholders - diluted	$ 94,859	$ 78,938	$ 95,582
Denominator			
Weighted average outstanding shares of common stock - basic	15,233	15,873	16,799
Effect of dilutive securities:			
Stock options	9	28	91
Weighted average outstanding shares of common stock - diluted	15,242	15,901	16,890
Net income per common share			
Basic	$ 6.23	$ 4.97	$ 5.69
Diluted	$ 6.22	$ 4.96	$ 5.66

18. Segment Reporting

Information on segments and a reconciliation of gross profit to income before income taxes is as follows:

		Year Ended December 31,				
		2023		**2022**		**2021**
		(In millions)				
Revenues						
Franchise operations	$	706.4	$	662.4	$	631.9
Rental operations		120.0		116.5		113.9
Company restaurants		2.1		126.9		146.0
Financing operations		2.6		3.6		4.3
Total	$	831.1	$	909.4	$	896.2
Gross profit (loss), by segment						
Franchise operations	$	362.0	$	340.5	$	336.0
Rental operations		32.5		28.5		26.1
Company restaurants		0.0		5.1		9.3
Financing operations		2.2		3.2		3.8
Total gross profit		396.7		377.3		375.2
Corporate and unallocated expenses, net		(285.0)		(262.6)		(253.3)
Income before income taxes	$	111.7	$	114.8	$	121.9
Interest expense						
Rental operations	$	4.0	$	4.3	$	4.9
Company restaurants		—		2.6		3.3
Corporate		70.0		60.7		63.3
Total	$	74.0	$	67.6	$	71.5
Depreciation and amortization						
Franchise operations	$	9.8	$	10.0	$	10.1
Rental operations		10.5		10.7		11.1
Company restaurants		0.0		4.3		7.0
Corporate		15.3		13.0		11.7
Total	$	35.6	$	38.0	$	39.9
Goodwill and intangible assets, closure and other impairment charges						
Franchise operations	$	1.6	$	3.1	$	1.7
Company restaurants		1.7		—		3.7
Corporate		0.3		—		—
Total	$	3.6	$	3.1	$	5.4
Capital expenditures						
Company restaurants	$	0.3	$	4.3	$	6.5
Corporate		36.9		31.0		10.3
Total	$	37.2	$	35.3	$	16.8

18. Segment Reporting (Continued)

	Year Ended December 31,		
	2023	**2022**	**2021**
	(In millions)		
Goodwill			
Franchise operations	$ 254.1	$ 254.0	$ 247.0
Company restaurants	—	—	4.6
Total	$ 254.1	$ 254.0	$ 251.6
Total assets			
Franchise operations	$ 1,090.2	$ 1,123.0	$ 991.0
Rental operations	375.3	390.6	426.6
Company restaurants	1.4	3.3	117.2
Financing operations	25.4	31.8	39.7
Corporate	248.0	332.8	424.9
Total	$ 1,740.3	$ 1,881.5	$ 1,999.4

19. Business Acquisition

On December 13, 2022, the Company purchased all of the issued and outstanding membership interests of Fuzzy's for approximately $80 million in cash, pursuant to the Membership Interest Purchase Agreement, dated as of December 2, 2022, with Fuzzy's becoming a wholly-owned subsidiary of the Company. Fuzzy's is a dining company that develops, franchises and operates casual dining restaurants that offer a specialized menu of Baja-style Mexican food under the Fuzzy's Taco Shop brand. The Company acquired Fuzzy's as part of the Company's goal to investing in a high growth concept to accelerate growth.

The Company reviewed the SEC guidance in Regulation S-X on the significance of an acquired business that determines if an acquired business is required to provide financial statements and pro forma statements if the business exceeds 20% significance to the Company. Based on the three required tests (asset, investment and income) that were performed by the Company, the acquisition was not deemed to be a significant acquisition, and therefore the required disclosures are limited in these Consolidated Financial Statements. The results of operations related to Fuzzy's have been included in the consolidated results of the Company subsequent to the acquisition date.

The acquisition of Fuzzy's has been accounted for using the acquisition method of accounting in accordance with ASC 805, *Business Combinations*, with the Company treated as the accounting acquirer, which requires that the assets acquired, and liabilities assumed be recognized at their acquisition date fair value. The Company received a third-party actuarial valuation report to determine the fair value assigned to the assets acquired and liabilities assumed.

The intangible assets acquired include franchising rights with a useful life of 20 years and a tradename with an indefinite useful life (see *Note 7 - Other Intangible Assets*). The fair value of franchising rights was estimated based on the estimated future cash flows to be generated from these franchise agreements. The earnings expected to be generated by the franchising rights were forecasted over the estimated duration of the intangible asset. The earnings were then discounted to present value at a rate commensurate with the risk of the asset. The fair value of the tradename was based on the multi-period excess earnings method, a variation of the income approach, using cash flows ("excess earnings") attributable only to the tradename intangible asset. These excess earnings were discounted to present value at a rate commensurate with the risk of the asset.

The fair value of the tangible personal property and other working capital assets and liabilities was assumed to approximate book value.

Operating lease liabilities were calculated using the present value of lease payments not yet paid and operating lease assets were calculated based upon the operating lease liabilities adjusted for prepayments or accrued lease payments. The contractual rent payments were determined to approximate market rates.

18. Segment Reporting (Continued)

The following table summarizes the estimated fair value of net assets acquired at December 13, 2022:

	(In millions)
Receivables and other current assets	$ 1.1
Property and equipment and other non-current assets	2.1
Tradename	57.2
Franchise agreements	14.8
Other intangible assets	0.5
Goodwill	7.0
Accounts payable and other liabilities	(4.4)
Net cash paid for acquisition	$ 78.3

The excess of the purchase price over the fair value of identifiable net assets acquired amounted to approximately $7.0 million. The acquisition goodwill arises from the expected synergies from combining the operations of the Company and Fuzzy's. During the allowable allocation period in 2023, the Company recorded a $0.1 million purchase price adjustment.

20. Subsequent Events

On February 26, 2024, our Board of Directors declared a first quarter 2024 cash dividend of $0.51 per share of common stock, payable on April 5, 2024 to the stockholders of record as of the close of business on March 20, 2024.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A.   Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as such terms are defined in Rule 13a-15(e) and 15d-15(e) promulgated under the Exchange Act of 1934, as amended, that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on their assessment as of the end of the period covered by this report, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the framework in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report that appears herein.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Dine Brands Global, Inc.

Opinion on Internal Control over Financial Reporting

We have audited Dine Brands Global, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Dine Brands Global, Inc. and Subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria**.**

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and January 1, 2023, the related consolidated statements of comprehensive income, stockholders' deficit and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated February 28, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ ERNST & YOUNG LLP

Los Angeles, California

February 28, 2024

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the fourth quarter of fiscal 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

Securities Trading Plans of Directors and Executive Officers

During the fourth quarter of fiscal 2023, none of our directors or officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted, modified, or terminated a Rule 10b5-1 trading plan or a non-Rule 10b5-1 trading arrangement for our securities (as defined in Item 408(c) of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not Applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information included in the sections entitled "Corporate Governance," "Section 16(a) Beneficial Ownership Reporting Compliance," "Information about our Executive Officers" and "Proposal One: Election of Directors" to be set forth in our Proxy Statement for the 2024 Annual Meeting of Shareholders ("2024 Proxy Statement") is hereby incorporated by reference into this Item.

Item 11. Executive Compensation.

The information included in the sections entitled "Executive Compensation" and "Director Compensation" to be set forth in our 2024 Proxy Statement is hereby incorporated by reference into this Item.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information included in the section entitled "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" to be set forth in our 2024 Proxy Statement is hereby incorporated by reference into this Item. Please refer to *Note 14 - Stock-Based Incentive Plans*, of the Notes to the Consolidated Financial Statements for a description of the Plans.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information included in the sections entitled "Corporate Governance—Certain Relationships and Related Person Transactions" and "Corporate Governance—Director Independence" to be set forth in our 2024 Proxy Statement is hereby incorporated by reference into this item.

Item 14. Principal Accountant Fees and Services.

The information included in the section entitled "Audit-Related Matters" to be set forth in our 2024 Proxy Statement is hereby incorporated by reference into this item.

Item 15.   Exhibits and Financial Statement Schedules.

(a)(1) Consolidated Financial Statements

The following documents are contained in Part II, Item 8 of this Annual Report on Form 10-K:

- Reports of Independent Registered Public Accounting Firm.
- Consolidated Balance Sheets as of December 31, 2023 and December 31, 2022.
- Consolidated Statements of Comprehensive Income for each of the three years in the period ended December 31, 2023.
- Consolidated Statements of Stockholders' Deficit for each of the three years in the period ended December 31, 2023.
- Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2023.
- Notes to the Consolidated Financial Statements.

(a)(2) Financial Statement Schedules

All schedules are omitted because they are not required or applicable, or the required information is shown in the consolidated financial statements or notes thereto.

(a)(3) Exhibits

Exhibits that are not filed herewith have been previously filed with the Securities and Exchange Commission and are incorporated herein by reference.

3.1   Amended and Restated Certificate of Incorporation of Dine Brands Global, Inc. (Exhibit 3.1 to Registrant's Form 8-K filed on May 15, 2023 is incorporated herein by reference).

3.2   Amended and Restated Bylaws of Dine Brands Global, Inc. (Exhibit 3.1 to Registrant's Form 8-K filed on September 8, 2023 is incorporated herein by reference).

4.1   Base Indenture, dated as of September 30, 2014, and amended and restated as of June 5, 2019, among Applebee's Funding LLC and IHOP Funding LLC, each as Co-Issuer, and Citibank, N.A., as Trustee and Securities Intermediary (Exhibit 4.1 to Registrant's Form 8-K filed on June 5, 2019 is incorporated herein by reference).

4.2   Series 2022-1 Supplemental Indenture, dated as of August 12, 2022, among Applebee's Funding LLC and IHOP Funding LLC, each as Co-Issuer, and Citibank, N.A., as Trustee and Securities Intermediary (Exhibit 4.2 to Registrant's Form 8-K filed on August 12, 2022 is incorporated herein by reference).

4.3   Second Amended and Restated Base Indenture, dated as of April 17, 2023, among Applebee's Funding LLC and IHOP Funding LLC, each as a Co-Issuer, and Citibank, N.A., as Trustee and Securities Intermediary (Exhibit 4.1 to Registrants Form 8-K filed on April 17, 2023 is incorporated herein by reference).

4.4   Series 2023-1 Supplemental Indenture, dated April 17, 2023, among Applebee's Funding LLC and IHOP Funding LLC, each as a Co-Issuer, and Citibank, N.A., as Trustee and Securities Intermediary (Exhibit 4.2 to Registrants Form 8-K filed on April 17, 2023 is incorporated herein by reference).

4.5   Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (Exhibit 4.3 to Registrant's Form 10-K filed on February 24, 2020 is incorporated herein by reference)

†#10.1   DineEquity, Inc. 2016 Stock Incentive Plan Nonqualified Stock Option Agreement by and between the Corporation and Stephen P. Joyce (Exhibit 10.2 to Registrant's Form 10-Q for the quarter ended September 30, 2017 is incorporated herein by reference).

†#10.2   DineEquity, Inc. 2016 Stock Incentive Plan Restricted Stock Unit Award Agreement by and between the Corporation and Stephen P. Joyce - Performance-Based (Exhibit 10.3 to Registrant's Form 10-Q for the quarter ended September 30, 2017 is incorporated herein by reference).

†10.3   DineEquity, Inc. 2016 Stock Incentive Plan Restricted Stock Unit Award Agreement by and between the Corporation and Stephen P. Joyce - Time-Based (Exhibit 10.4 to Registrant's Form 10-Q for the quarter ended September 30, 2017 is incorporated herein by reference).

†10.4   Dine Brands Global, Inc. 2019 Stock Incentive Plan, as amended (Appendix B to Registrant's Definitive Proxy Statement with respect to the 2022 Annual Meeting of Stockholders filed on March 30, 2022 is incorporated herein by reference).

†10.5   Dine Brands Global, Inc. 2019 Stock Incentive Plan Cash-Settled Restricted Stock Unit Agreement - Employees - 3-year Ratable Vesting (Exhibit 10.2 to Registrant's Form 10-Q for the quarter ended June 30, 2019 is incorporated herein by reference).

†10.6 Dine Brands Global, Inc. 2019 Stock Incentive Plan Cash-Settled Restricted Stock Unit Agreement - Employees - 3-year Cliff Vesting (Exhibit 10.3 to Registrant's Form 10-Q for the quarter ended June 30, 2019 is incorporated herein by reference).

†10.7 Dine Brands Global, Inc. 2019 Stock Incentive Plan Stock-Settled Restricted Stock Unit Agreement - Employees - Performance-Based Vesting (Exhibit 10.4 to Registrant's Form 10-Q for the quarter ended June 30, 2019 is incorporated herein by reference).

†10.8 Dine Brands Global, Inc. 2019 Stock Incentive Plan Stock-Settled Restricted Stock Unit Agreement - International Employees -- 3-year Ratable Vesting (Exhibit 10.5 to Registrant's Form 10-Q for the quarter ended June 30, 2019 is incorporated herein by reference).

†10.9 Dine Brands Global, Inc. 2019 Stock Incentive Plan Stock-Settled Restricted Stock Unit Agreement - International Employees - 3-year Cliff Vesting (Exhibit 10.6 to Registrant's Form 10-Q for the quarter ended June 30, 2019 is incorporated herein by reference).

†10.10 Dine Brands Global, Inc. 2019 Stock Incentive Plan Stock-Settled Restricted Stock Unit Agreement - Non-Employee Directors - 1-year Cliff Vesting (Exhibit 10.7 to Registrant's Form 10-Q for the quarter ended June 30, 2019 is incorporated herein by reference).

†10.11 Dine Brands Global, Inc. 2019 Stock Incentive Plan Nonqualified Stock Option Agreement - Employees - 3-year Ratable Vesting (Exhibit 10.8 to Registrant's Form 10-Q for the quarter ended June 30, 2019 is incorporated herein by reference).

†10.12 Dine Brands Global, Inc. 2019 Stock Incentive Plan Nonqualified Stock Option Agreement - International Employees - 3-year Ratable Vesting (Exhibit 10.9 to Registrant's Form 10-Q for the quarter ended June 30, 2019 is incorporated herein by reference).

†10.13 Dine Brands Global, Inc. 2019 Stock Incentive Plan Nonqualified Stock Option Agreement - Employees - Performance-Based Vesting (Exhibit 10.10 to Registrant's Form 10-Q for the quarter ended June 30, 2019 is incorporated herein by reference).

†10.14 Dine Brands Global, Inc. 2019 Stock Incentive Plan Performance Unit Award Agreement - Double Metric (Exhibit 10.11 to Registrant's Form 10-Q for the quarter ended June 30, 2019 is incorporated herein by reference).

†10.15 Dine Brands Global, Inc. 2019 Stock Incentive Plan Restricted Stock Award Agreement - Employees - 3-year Ratable Vesting (Exhibit 10.12 to Registrant's Form 10-Q for the quarter ended June 30, 2019 is incorporated herein by reference).

†10.16 Dine Brands Global, Inc. 2019 Stock Incentive Plan Restricted Stock Award Agreement - Employees - 3-year Cliff Vesting (Exhibit 10.13 to Registrant's Form 10-Q for the quarter ended June 30, 2019 is incorporated herein by reference).

†10.17 Dine Brands Global, Inc. 2019 Stock Incentive Plan Restricted Stock Award Agreement - Employees - 3-year Cliff Vesting with Accelerated Vesting for Termination without Cause (Exhibit 10.14 to Registrant's Form 10-Q for the quarter ended June 30, 2019 is incorporated herein by reference).

†10.18 Dine Brands Global, Inc. 2019 Stock Incentive Plan Restricted Stock Award Agreement - Employees - 4-year Ratable Vesting (Exhibit 10.2 to Registrant's Form 10-Q for the quarter ended June 30, 2021 is incorporated herein by reference).

†10.19 Dine Brands Global, Inc. 2016 Stock Incentive Plan (Exhibit 10.1 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.20 Dine Brands Global, Inc. 2016 Stock Incentive Plan Restricted Stock Agreement One-Fourth Annual Vesting - Employees (Exhibit 10.22 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.21 Dine Brands Global, Inc. 2016 Stock Incentive Plan Restricted Stock Agreement One-Third Annual Vesting - Employees (Exhibit 10.23 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.22 Dine Brands Global, Inc. 2016 Stock Incentive Plan Restricted Stock Agreement 25/25/50% Annual Vesting - Employees (Exhibit 10.17 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.23 Dine Brands Global, Inc. 2016 Stock Incentive Plan Restricted Stock Agreement - Employees (Exhibit 10.18 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.24 Dine Brands Global, Inc. 2016 Stock Incentive Plan Restricted Stock Agreement - Non-Employee Directors (Exhibit 10.19 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.25 Dine Brands Global, Inc. 2016 Stock Incentive Plan Restricted Stock Agreement - Employees - Specified Date Vesting (Exhibit 10.20 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.26 Dine Brands Global, Inc. 2016 Stock Incentive Plan Restricted Stock Agreement - Employees - 50/50% Annual Vesting (Exhibit 10.21 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.27 Dine Brands Global, Inc. 2016 Stock Incentive Plan Restricted Stock Agreement - Employees - Annual Vesting (Exhibit 10.24 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.28 Dine Brands Global, Inc. 2016 Stock Incentive Plan Restricted Stock Agreement - Employees - 20/40/20/20 Vesting (Exhibit 10.1 to Registrant's Form 10-Q for the quarter ended June 30, 2018 is incorporated herein by reference).

†10.29 Dine Brands Global, Inc. 2016 Stock Incentive Plan Stock-Settled RSU Agreement -Employees (Exhibit 10.8 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.30 Dine Brands Global, Inc. 2016 Stock Incentive Plan Stock-Settled RSU Agreement -Employees - Performance Based (Exhibit 10.5 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.31 Dine Brands Global, Inc. 2016 Stock Incentive Plan Stock-Settled RSU Agreement - Non-Employee Directors - 1 Year Vesting. (Exhibit 10.21 to Registrant's Form 10-K for the year ended December 31, 2018 is incorporated herein by reference).

†10.32 Dine Brands Global, Inc. 2016 Stock Incentive Plan Stock-Settled RSU Agreement 50/50% Annual Vesting - International Employees (Exhibit 10.6 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.33 Dine Brands Global, Inc. 2016 Stock Incentive Plan Stock-Settled RSU Agreement - International Employees (Exhibit 10.7 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.34 DineEquity, Inc. 2016 Stock Incentive Plan Stock-Settled RSU Agreement - Non-Employee Directors - 3 Year Vesting (Exhibit 10.8 to Registrant's Form 10-Q for the quarter ended June 30, 2016 is incorporated herein by reference).

†10.35 Dine Brands Global, Inc. 2016 Stock Incentive Plan Cash-Settled RSU Agreement - Employees (Exhibit 10.3 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.36 Dine Brands Global, Inc. 2016 Stock Incentive Plan Cash-Settled RSU Agreement - Non-Employee Directors (Exhibit 10.2 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.37 Dine Brands Global, Inc. 2016 Stock Incentive Plan Cash-Settled RSU Agreement - International Employees (Exhibit 10.4 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.38 Dine Brands Global, Inc. 2016 Stock Incentive Plan Nonqualified Stock Option Agreement - Employees (Exhibit 10.9 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.39 Dine Brands Global, Inc. 2016 Stock Incentive Plan Nonqualified Stock Option Agreement - Employees - Accelerated Retirement Vesting (Exhibit 10.29 to Registrant's Form 10-K for the year ended December 31, 2018 is incorporated herein by reference).

†10.40 Dine Brands Global, Inc. 2016 Stock Incentive Plan Nonqualified Stock Option Agreement - Non-Employee Directors (Exhibit 10.11 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.41 Dine Brands Global, Inc. 2016 Stock Incentive Plan Nonqualified Stock Option Agreement - International Employees (Exhibit 10.10 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.42 Dine Brands Global, Inc. 2016 Stock Incentive Plan Nonqualified Stock Option Agreement - International Employees - Accelerated Retirement Vesting (Exhibit 10.32 to Registrant's Form 10-K for the year ended December 31, 2018 is incorporated herein by reference).

†10.43 Dine Brands Global, Inc. 2016 Stock Incentive Plan Nonqualified Stock Option Agreement - Employees - Performance Based (Exhibit 10.12 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.44 Dine Brands Global, Inc. 2016 Stock Incentive Plan Performance Shares Agreement - Employees (Exhibit 10.15 to Registrant's Form 10-Q for the quarter ended June 30, 2016 is incorporated herein by reference).

†10.45 Dine Brands Global, Inc. 2016 Stock Incentive Plan Performance Shares Agreement 50% stock / 50% cash - Employees (Exhibit 10.16 to Registrant's Form 10-Q for the quarter ended June 30, 2016 is incorporated herein by reference).

†10.46 Dine Brands Global, Inc. 2016 Stock Incentive Plan Performance Award Agreement - Employees - Single Metric (Exhibit 10.15 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.47 Dine Brands Global, Inc. 2016 Stock Incentive Plan Performance Award Agreement - Employees - Double Metric (Exhibit 10.16 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.48 Dine Brands Global, Inc. 2016 Stock Incentive Plan Performance Award Agreement - Employees - Double Metric - Accelerated Retirement Vesting (Exhibit 10.38 to Registrant's Form 10-K for the year ended December 31, 2018 is incorporated herein by reference).

†10.49 Dine Brands Global, Inc. 2016 Stock Incentive Plan SAR Agreement - Employees (Exhibit 10.25 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.50 Dine Brands Global, Inc. 2016 Stock Incentive Plan Performance Award Agreement - Employees - Double Metric - Cycle 10 (Exhibit 10.1 to Registrant's Form 10-Q for the quarter ended March 31, 2019 is incorporated herein by reference).

†10.51 DineEquity, Inc. 2011 Stock Incentive Plan (Annex A to Registrant's Proxy Statement, filed on April 13, 2011 is incorporated herein by reference).

†10.52 DineEquity, Inc. 2011 Stock Incentive Plan Nonqualified Stock Option Agreement (Employees) (Exhibit 10.10 to Registrant's Form 10-K for the year ended December 31, 2011 is incorporated herein by reference).

†10.53 DineEquity, Inc. 2011 Stock Incentive Plan Restricted Stock Award Agreement (Employees) (Exhibit 10.12 to Registrant's Form 10-K for the year ended December 31, 2011 is incorporated herein by reference).

†10.54 DineEquity, Inc. 2011 Stock Incentive Plan Restricted Stock Award Agreement (1/4th Annual Vesting - Employees) (Exhibit 10.1 to Registrant's Form 10-Q for the quarter ended June 30, 2015 is incorporated herein by reference).

†10.55 DineEquity, Inc. 2011 Stock Incentive Plan Stock-Settled Restricted Stock Unit Award Agreement (Employees) (Exhibit 10.15 to Registrant's Form 10-K for the year ended December 31, 2011 is incorporated herein by reference).

†10.56 DineEquity, Inc. 2011 Stock Incentive Plan Stock-Settled Restricted Stock Unit Award Agreement (Non-Employee Directors) (Exhibit 10.16 to Registrant's Form 10-K for the year ended December 31, 2011 is incorporated herein by reference).

†10.57 DineEquity, Inc. 2011 Stock Incentive Plan Restricted Stock Award Agreement (Ratable Vesting - Employees) (Exhibit 10.19 to Registrant's Form 10-K for the year ended December 31, 2013 is incorporated herein by reference).

†10.58 DineEquity, Inc. 2011 Stock Incentive Plan Stock-Settled Restricted Stock Unit Award Agreement (International Employees) (Exhibit 10.1 to Registrant's Form 10-Q for the quarter ended September 30, 2014 is incorporated herein by reference).

†10.59 IHOP Corp. 2001 Stock Incentive Plan Non-Qualified Stock Option Agreement (Exhibit 10.15 to Registrant's 2003 Form 10-K is incorporated herein by reference).

†10.60 IHOP Corp 2001 Stock Incentive Plan as amended and restated (Appendix A to Registrant's Proxy Statement, filed on April 17, 2008 is incorporated herein by reference).

†10.61 DineEquity, Inc. Senior Executive Incentive Plan as amended and restated (Annex A to Registrant's Proxy Statement, filed on April 5, 2012 is incorporated herein by reference).

†10.62 Form of DineEquity, Inc. Indemnification Agreement (Exhibit 10.27 to Registrant's Form 10-K for the year ended December 31, 2011 is incorporated herein by reference).

†10.63 Dine Brands Global, Inc. Nonqualified Deferred Compensation Plan (Exhibit 10.53 to Registrant's Form 10-K for the year ended December 31, 2018 is incorporated herein by reference).

†10.64 Amendment to Dine Brands Global, Inc. Nonqualified Deferred Compensation Plan (Exhibit 10.54 to Registrant's Form 10-K for the year ended December 31, 2018 is incorporated herein by reference).

10.65 Purchase Agreement, dated May 28, 2019, among the Registrant, certain subsidiaries of the Registrant, Barclays Capital Inc. and Credit Suisse Securities (USA) LLC. (Exhibit 99.1 to the Registrant's Form 8-K filed on May 28, 2019 is incorporated herein by reference).

10.66 Class A-1 Note Purchase Agreement, dated August 12, 2022, among Applebee's Funding LLC and IHOP Funding LLC, each a Co-Issuer, certain special-purpose, wholly-owned indirect subsidiaries of the Registrant, each as a Guarantor, the Registrant, as manager, certain conduit investors, financial institutions and funding agents, Coöperatieve Rabobank U.A., New York Branch, as provider of letters of credit, swingline lender and administrative agent (Exhibit 10.1 to Registrant's Form 8-K filed on August 12, 2022 is incorporated herein by reference).

10.67	Guarantee and Collateral Agreement, dated September 30, 2014, and amended and restated as of June 5, 2019, among certain special-purpose, wholly-owned indirect subsidiaries of the Registrant, each as guarantor, in favor of Citibank, N.A., as Trustee (Exhibit 10.2 to Registrant's Form 8-K filed on June 5, 2019 is incorporated herein by reference).
10.68	Management Agreement, dated September 30, 2014, and amended and restated as of September 5, 2018, and further amended and restated as of June 5, 2019, among Applebee's Funding LLC and IHOP Funding LLC, each a Co-Issuer, other securitization entities party thereto from time to time, the Registrant, Applebee's Services, Inc. and International House of Pancakes, LLC as Sub-managers and Citibank, N.A., as Trustee (Exhibit 10.3 to Registrant's Form 8-K filed on June 5, 2019 is incorporated herein by reference).
10.69	Amendment No. 1 to Management Agreement, dated November 21, 2019, among Applebee's Funding LLC and IHOP Funding LLC, other securitization entities party thereto from time to time, the Registrant, Applebee's Services, Inc. and International House of Pancakes, LLC. LLC, other securitization entities party thereto from time to time, the Registrant, Applebee's Services, Inc. and International House of Pancakes, LLC (Exhibit 10.73 to Registrant's Form 10-K for the year ended December 31, 2019 is incorporated herein by reference).
†10.70	Separation Agreement and General Release between Greggory H. Kalvin and Dine Brands Global, Inc. dated February 20, 2019 (Exhibit 10.1 to Registrant's Form 8-K filed on February 21, 2019 is incorporated herein by reference).
†10.71	Employment Agreement dated as of November 13, 2020 by and between the Registrant and John W. Peyton (Exhibit 10.76 to Registrant's Form 10-K for the year ended December 31, 2020 is incorporated herein by reference).
†10.72	Amendment to Employment Agreement, dated as of November 16, 2020, by and between the Registrant and Stephen P. Joyce (Exhibit 10.77 to Registrant's Form 10-K for the year ended December 31, 2020 is in incorporated herein by reference).
†10.73	Nonqualified Stock Option Agreement, dated January 4, 2021, by and between the Registrant and John W. Peyton (Exhibit 10.1 to Registrant's Form 10-Q for the quarter ended March 31, 2021 is incorporated herein by reference)
†10.74	Restricted Stock Unit Agreement, dated January 4, 2021, by and between the Registrant and John W. Peyton (Exhibit 10.2 to Registrant's Form 10-Q for the quarter ended March 31, 2021 is incorporated herein by reference)
†10.75	Employment Agreement, dated May 10, 2021, by and between the Registrant and Vance Y. Chang (Exhibit 10.1 to Registrant's Form 10-Q for the quarter ended June 30, 2021 is incorporated herein by reference)
†10.76	Employment Agreement, dated effective March 9, 2022 by and between the Registrant and John C. Cywinski (Exhibit 10.1 to Registrant's Form 8-K filed on February 18, 2022 is incorporated herein by reference.)
†10.77	Employment Agreement, dated effective March 9, 2022 by and between the Registrant and Jay D. Johns (Exhibit 10.2 to Registrant's Form 8-K filed on February 18, 2022 is incorporated herein by reference.)
†10.78	Dine Brands Global, Inc. Executive Severance and Change in Control Plan (Exhibit 10.81 to Registrant's Form 10-K filed on March 2, 2022 is incorporated herein by reference.)
10.79	Third Amended and Restated Management Agreement, dated as of April 17, 2023, among Applebee's Funding LLC and IHOP Funding LLC, each as a Co-Issuer, other securitization entities party thereto from time to time, the Corporation as the Manager, Applebee's Services, Inc. and International House of Pancakes, LLC as Sub-managers, and Citibank, N.A., as Trustee (Exhibit 10.1 to Registrants Form 8-K filed on April 17, 2023 is incorporated herein by reference).
†10.80	Amendment to Employment Agreement dated as of May 15, 2023 by and between the Registrant and John W. Peyton (Exhibit 10.2 to Registrants From 10-Q filed on August 3, 2023 is incorporated herein by reference).
10.81	Purchase Agreement, dated March 29, 2023, among the Corporation, certain subsidiaries of the Corporation and Guggenheim Securities, LLC. (Exhibit 99.1 to the Registrant's Form 8-K filed on March 29, 2023 is incorporated herein by reference).
*21.1	Subsidiaries of Dine Brands Global, Inc.
*23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
*31.1	Certification of CEO pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
*31.2	Certification of CFO pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
**32.1	Certification of CEO pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
**32.2	Certification of CFO pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*97	Dine Brands Global, Inc. Policy on Recoupment of Incentive Compensation
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH Inline XBRL Schema Document.***

101.CAL Inline XBRL Calculation Linkbase Document.***

101.DEF Inline XBRL Definition Linkbase Document.***

101.LAB Inline XBRL Label Linkbase Document.***

101.PRE Inline XBRL Presentation Linkbase Document.***

104 Cover page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

---

*   Filed herewith.

**   The certifications attached as Exhibits 32.1 and 32.2 accompany this Annual Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

***   Pursuant to Rule 406T of Regulation S-T, the interactive data files on Exhibit 101 and 104 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

†   A contract, compensatory plan or arrangement in which directors or executive officers are eligible to participate.

Portions of this exhibit have been omitted as confidential information.

Item 16.   Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 28th day of February, 2024.

DINE BRANDS GLOBAL, INC.

By: _____/s/ JOHN W. PEYTON_____

John W. Peyton
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant, and in the capacities indicated, on this 28th day of February, 2024.

__Name__	__Title__
/s/ JOHN W. PEYTON John W. Peyton	Chief Executive Officer (Principal Executive Officer), Director
/s/ VANCE Y. CHANG Vance Y. Chang	Chief Financial Officer (Principal Financial Officer)
/s/ ALLISON HALL Allison Hall	Chief Accounting Officer (Principal Accounting Officer)
/s/ RICHARD J. DAHL Richard J. Dahl	Chairman, Director
/s/ HOWARD M. BERK Howard M. Berk	Director
/s/ SUSAN M. COLLYNS Susan M. Collyns	Director
/s/ MICHAEL C. HYTER Michael C. Hyter	Director
/s/ CAROLINE W. NAHAS Caroline W. Nahas	Director
/s/ DOUGLAS M. PASQUALE Douglas M. Pasquale	Director
/s/ MARTHA C. POULTER Martha C. Poulter	Director
/s/ ARTHUR F. STARRS Arthur F. Starrs	Director
/s/ LILIAN C. TOMOVICH Lilian C. Tomovich	Director

Exhibit 21.1

SUBSIDIARIES OF DINE BRANDS GLOBAL, INC.
As of December 31, 2023

Name of Entity	State or Other Jurisdiction of Incorporation or Organization
Dine Brands Global, Inc.	DE
Dine Brands International, Inc.	DE
International House of Pancakes, LLC	DE
III Industries of Canada LTD	Canada
IHOP of Canada ULC	Canada
IHOP TPGC, LLC	OH
IHOP SPV Guarantor LLC	DE
IHOP Funding LLC	DE
IHOP Restaurants LLC	DE
IHOP Franchisor LLC	DE
IHOP Property LLC	DE
IHOP Leasing LLC	DE
ACM Cards, Inc.	FL
Applebee's Brazil, LLC	KS
Applebee's Canada Corp.	Canada
Applebee's International, Inc.	DE
Applebee's Investments, LLC	KS
Applebee's Restaurantes de Mexico S.de R.L. de C.V.	Mexico
Applebee's UK, LLC	KS
Applebee's Restaurant Holdings, LLC	DE
Applebee's Restaurants Kansas LLC	KS
Applebee's Restaurants Mid-Atlantic LLC	DE
Applebee's Restaurants North LLC	DE
Applebee's Restaurants Texas LLC	TX
Applebee's Restaurants Vermont, Inc.	VT
Applebee's Restaurants West LLC	DE
Applebee's Restaurants Inc.	KS
Applebee's Services, Inc.	KS
Applebee's SPV Guarantor LLC	DE
Applebee's Funding LLC	DE
Applebee's Restaurants LLC	DE
Applebee's Franchisor LLC	DE
Gourmet Systems of Brazil, LLC	KS
Gourmet Systems Massachusetts, LLC	MA
Gourmet Systems of New York, Inc.	NY
Gourmet Systems of Tennessee, Inc.	TN
Gourmet Systems USA, LLC	KS
Neighborhood Insurance, Inc.	VT
Shanghai Applebee's Restaurant Management Co., Ltd.	Xuhui District, Puxi, China
Dine Brands Global Foundation, Inc. (dba The Heidi Fund, Inc.)	KS
DineEquity Philippines Holdings, Inc. (in process of being dissolved, but still in existence)	Philippines
FTO Holding Company, LLC	Delaware
Fuzzy's Taco Holdings, LLC	Texas

Fuzzy's Taco Retail, LLC	Texas
FTO Strategic Company I, LLC	Texas
Fuzzy's Taco Opportunities, LLC	Texas
FTO Strategic Company II, LLC	Texas
FTO Strategic Company III, LLC	Texas
FTS Texas Shop 4, LLC	Texas
FTS Texas Shop 5, LLC	Texas
FTS Texas Shop 10, LLC	Texas

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

- Registration Statement (Form S-8 No. 333-174847) pertaining to the 2011 Stock Incentive Plan of DineEquity, Inc.,

- Registration Statement (Form S-8 No. 333-211429) pertaining to the 2016 Stock Incentive Plan of Dine Brands Global, Inc., and

- Registration Statements (Form S-8 Nos. 333-231473 and 333-270157) pertaining to the 2019 Stock Incentive Plan of Dine Brands Global, Inc.;

of our reports dated February 28, 2024, with respect to the consolidated financial statements of Dine Brands Global, Inc. and Subsidiaries and the effectiveness of internal control over financial reporting of Dine Brands Global, Inc. and Subsidiaries, included in this Annual Report (Form 10-K) for the year ended December 31, 2023.

/s/ Ernst & Young LLP

Los Angeles, California
February 28, 2024

Exhibit 31.1

Certification Pursuant to
Rule 13a-14(a) of the
Securities Exchange Act of 1934, As Amended

I, John W. Peyton, certify that:

1.   I have reviewed this Annual Report on Form 10-K of Dine Brands Global, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

        (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

        (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

        (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

        (d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

        (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

        (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: 28th day of February, 2024

/s/ John W. Peyton
_____

John W. Peyton
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

Certification Pursuant to
Rule 13a-14(a) of the
Securities Exchange Act of 1934, As Amended

I, Vance Y. Chang, certify that:

1.   I have reviewed this Annual Report on Form 10-K of Dine Brands Global, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

        (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

        (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

        (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

        (d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

        (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

        (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: 28th day of February, 2024   /s/ Vance Y. Chang
                                                                                                            Vance Y. Chang
                                                                                                        Chief Financial Officer
                                                                                                    (Principal Financial Officer)

Exhibit 32.1

Certification Pursuant to
18 U.S.C. Section 1350,
As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Dine Brands Global, Inc. (the "Company") for the quarter ended December 31, 2023, as filed with the Securities and Exchange Commission on the 28th day of February, 2024 (the "Report"), John W. Peyton, as Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of his knowledge, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: 28th day of February, 2024   /s/ John W. Peyton

                                                                                                    John W. Peyton
                                                                                              Chief Executive Officer
                                                                                            (Principal Executive Officer)

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended. This certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act except to the extent the Company expressly and specifically incorporates it by reference in such filing.

Exhibit 32.2

Certification Pursuant to
18 U.S.C. Section 1350,
As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Dine Brands Global, Inc. (the "Company") for the quarter ended December 31, 2023, as filed with the Securities and Exchange Commission on the 28th day of February, 2024 (the "Report"), Vance Y. Chang, as Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of his knowledge, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: 28th day of February, 2024   /s/ Vance Y. Chang

                                        Vance Y. Chang
                                        Chief Financial Officer
                                        (Principal Financial Officer)

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended. This certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act except to the extent the Company expressly and specifically incorporates it by reference in such filing.

DINE BRANDS GLOBAL, INC.
POLICY ON RECOUPMENT OF INCENTIVE COMPENSATION

Introduction

The Compensation Committee (the "Compensation Committee") of the Board of Directors (the "Board") of Dine Brands Global, Inc. (the "Corporation") has adopted this Policy on Recoupment of Incentive Compensation (this "Policy"), which provides for the recoupment of compensation in certain circumstances in the event of a restatement of financial results by the Corporation. This Policy shall be interpreted to comply with the requirements of U.S. Securities and Exchange Commission ("SEC") rules and New York Stock Exchange ("NYSE") listing standards implementing Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") and, to the extent this Policy is in any manner deemed inconsistent with such rules, this Policy shall be treated as retroactively amended to be compliant with such rules.

Administration

This Policy shall be administered by the Compensation Committee. Any determinations made by the Compensation Committee shall be final and binding on all affected individuals. The Compensation Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy, in all cases consistent with the Dodd-Frank Act. The Board or Compensation Committee may amend this Policy from time to time in its discretion.

Covered Executives

This Policy applies to any current or former "executive officer," within the meaning of Rule 10D-1 under the Securities Exchange Act of 1934, as amended, of the Corporation or a subsidiary of the Corporation (each such individual, an "Executive"). This Policy shall be binding and enforceable against all Executives and their beneficiaries, executors, administrators, and other legal representatives.

Recoupment Upon Financial Restatement

If the Corporation is required to prepare an accounting restatement due to the material noncompliance of the Corporation with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a "Financial Restatement"), the Compensation Committee shall cause the Corporation to recoup from each Executive, as promptly as reasonably possible, any erroneously awarded Incentive-Based Compensation, as defined below.

No-Fault Recovery

Recoupment under this Policy shall be required regardless of whether the Executive or any other person was at fault or responsible for accounting errors that contributed to the need for the Financial Restatement or engaged in any misconduct.

Compensation Subject to Recovery; Enforcement

This Policy applies to all compensation granted, earned or vested based wholly or in part upon the attainment of any financial reporting measure determined and presented in accordance with the accounting principles used in preparing the Corporation's financial statements, and any measure that is derived wholly or in part from such measures, whether or not presented within the Corporation's financial statements or included in a filing with the SEC, including stock price and total shareholder return ("TSR"), including but not limited to performance-based cash, stock, options or other equity-based awards paid or granted to the Executive ("Incentive-Based Compensation"). Compensation that is granted, vests or is earned based solely upon the occurrence of non-financial events, such as base salary, restricted stock or options with time-based vesting, or a bonus awarded solely at the discretion of the Board or Compensation Committee and not based on the attainment of any financial measure, is not subject to this Policy.

In the event of a Financial Restatement, the amount to be recovered will be the excess of (i) the Incentive-Based Compensation received by the Executive during the Recovery Period (as defined below) based on the erroneous data and calculated without regard to any taxes paid or withheld, over (ii) the Incentive-Based Compensation that would have been received by the Executive had it been calculated based on the restated financial information, as determined by the Compensation Committee. For purposes of this Policy, "Recovery Period" means the three completed fiscal years immediately preceding the date on which the Corporation is required to prepare the Financial Restatement, as determined in accordance with the last sentence of this paragraph, or any transition period that results from a change in the Corporation's fiscal year (as set forth in Section 303A.14(c)(1)(i)(D) of the NYSE Listed Company Manual). The date on which the Corporation is required to prepare a Financial Restatement is the earlier to occur of (A) the date the Board or a Board committee (or authorized officers of the Corporation if Board action is not required) concludes, or reasonably should have concluded, that the Corporation is required to prepare a Financial Restatement or (B) the date a court, regulator, or other legally authorized body directs the Corporation to prepare a Financial Restatement.

For Incentive-Based Compensation based on stock price or TSR, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Financial Restatement, then the Compensation Committee shall determine the amount to be recovered based on a reasonable estimate of the effect of the Financial Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received and the Corporation shall document the determination of that estimate and provide it to the NYSE.

Incentive-Based Compensation is considered to have been received by an Executive in the fiscal year during which the applicable financial reporting measure was attained or purportedly attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period.

The Corporation may use any legal or equitable remedies that are available to the Corporation to recoup any erroneously awarded Incentive-Based Compensation, including but not limited to by collecting from the Executive cash payments or shares of Corporation common stock from or by forfeiting any amounts that the Corporation owes to the Executive. Executives shall be solely responsible for any tax consequences to them that result from the recoupment or recovery of any amount pursuant to this Policy, and the Corporation shall have no obligation to administer the Policy in a manner that avoids or minimizes any such tax consequences.

No Indemnification

The Corporation shall not indemnify any Executive or pay or reimburse the premium for any insurance policy to cover any losses incurred by such Executive under this Policy or any claims relating to the Corporation's enforcement of rights under this Policy.

Exceptions

The compensation recouped under this Policy shall not include Incentive-Based Compensation received by an Executive (i) prior to beginning service as an Executive or (ii) if the Executive did not serve as an Executive at any time during the performance period applicable to the Incentive-Based Compensation in question. The Compensation Committee (or a majority of independent directors serving on the Board) may determine not to seek recovery from an Executive in whole or part to the extent it determines in its sole discretion that such recovery would be impracticable because (A) the direct expense paid to a third party to assist in enforcing recovery would exceed the recoverable amount (after having made a reasonable attempt to recover the erroneously awarded Incentive-Based Compensation and providing corresponding documentation of such attempt to the NYSE), (B) recovery would violate the home country law that was adopted prior to November 28, 2022, as determined by an opinion of counsel licensed in the applicable jurisdiction that is acceptable to and provided to the NYSE, or (C) recovery would likely cause the Corporation's 401(k) plan or any other tax-qualified retirement plan to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder.

Other Remedies Not Precluded

The exercise by the Compensation Committee of any rights pursuant to this Policy shall be without prejudice to any other rights or remedies that the Corporation, the Board or the Compensation Committee may have with respect to any Executive subject to this Policy, whether arising under applicable law (including pursuant to Section 304 of the Sarbanes-Oxley Act of 2002), regulation or pursuant to the terms of any other policy of the Corporation, employment agreement, equity award, cash incentive award or other agreement applicable to an Executive. Notwithstanding the foregoing, there shall be no duplication of recovery of the same Incentive-Based Compensation under this Policy and any other such rights or remedies.

Acknowledgment

To the extent required by the Compensation Committee, each Executive shall be required to sign and return to the Corporation the acknowledgement form attached hereto as Exhibit A pursuant to which such Executive will agree to be bound by the terms of, and comply with, this Policy. For the avoidance of doubt, each Executive shall be fully bound by, and must comply with, the Policy, whether or not such Executive has executed and returned such acknowledgment form to the Corporation.

<u>Effective Date and Applicability</u>

This Policy has been adopted by the Compensation Committee on November 14, 2023, supersedes all prior policies of the Corporation related to the recoupment of incentive compensation and shall apply to any Incentive-Based Compensation that is received by an Executive on or after October 2, 2023.

EXHIBIT A

DODD-FRANK COMPENSATION CLAWBACK POLICY

ACKNOWLEDGEMENT FORM

Capitalized terms used but not otherwise defined in this Acknowledgement Form (this "***Acknowledgement Form***") shall have the meanings ascribed to such terms in the Policy.

By signing this Acknowledgement Form, the undersigned acknowledges, confirms and agrees that the undersigned: (i) has received and reviewed a copy of the Policy; (ii) is and will continue to be subject to the Policy and that the Policy will apply both during and after the undersigned's employment with the Corporation; and (iii) will abide by the terms of the Policy, including, without limitation, by reasonably promptly returning any Recoverable Compensation to the Corporation as required by the Policy, as determined by the Compensation Committee in its sole discretion.

Sign: _____

Name: Executive

Date: _____